   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 17, 2000

                                           REGISTRATION STATEMENT NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             SITARA NETWORKS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             7373                        04-3323334
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL         (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)         IDENTIFICATION NO.)

                            ------------------------
                                52 SECOND AVENUE
                          WALTHAM, MASSACHUSETTS 02451
                                 (781) 487-5900
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                    REGISTRANT'S PRINCIPAL EXECUTIVE OFFICE)
                            ------------------------
                                 MICHAEL PALIN
                            CHIEF FINANCIAL OFFICER
                             SITARA NETWORKS, INC.
                                52 SECOND AVENUE
                          WALTHAM, MASSACHUSETTS 02451
                                 (781) 487-5900
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:

             ARTHUR I. ANDERSON, P.C.                               PETER B. TARR, ESQ.
               JOHN B. STEELE, ESQ.                                  HALE AND DORR LLP
              MCDERMOTT, WILL & EMERY                                 60 STATE STREET
                  28 STATE STREET                               BOSTON, MASSACHUSETTS 02109
         BOSTON, MASSACHUSETTS 02109-1775                             (617) 526-6000
                  (617) 535-4000

                            ------------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------
                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
                                                                PROPOSED MAXIMUM
                   TITLE OF EACH CLASS OF                           AGGREGATE              AMOUNT OF
                SECURITIES TO BE REGISTERED                     OFFERING PRICE(1)       REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------
Common Stock, $.00001 par value per share...................       $80,500,000              $21,252
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
                            ------------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS DECLARED EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED NOVEMBER 17, 2000

 [LOGO]
 [                  ] SHARES
 COMMON STOCK

 This is the initial public offering of Sitara Networks, Inc. We are offering
 [          ] shares of our common stock. We anticipate that the initial public
 offering price per share will be between $          and $          . We have
 applied to list our common stock on the Nasdaq National Market under the symbol "SITA."

 INVESTING IN OUR COMMON STOCK INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 8.

 NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                         PER SHARE     TOTAL
  Public offering price                                   $           $
  Underwriting discounts and commissions                  $           $
  Proceeds, before expenses, to Sitara Networks           $           $

 We have granted the underwriters the right to purchase up to additional shares of common stock to cover over-allotments.

 DEUTSCHE BANC ALEX. BROWN

                  CHASE H&Q
                                    THOMAS WEISEL PARTNERS LLC

 THE DATE OF THIS PROSPECTUS IS                , 2001.

                                   [ARTWORK]

                              [INSIDE FRONT COVER]

     In the upper left-hand corner, the words "Sitara Networks" appear. The bottom middle of the page shows the back of the head of a person, and a computer screen which the person is viewing. The computer screen contains a depiction of data. There are three arrows above the top of the computer. Above the left arrow appears the word "Scalable," and above that appears a pictures of Sitara's QoSWorks product. Above the middle arrow appears the word "Flexible," and above that appears a box identified as Sitara's QoSDirector product. Above the right arrow appears the word "Manageable," and above that appears a picture of Sitara's QoSArray product.

                                   [GATEFOLD]

     The page contains a large rectangle. In the upper middle portion of the rectangle, the words "Sitara Networks" appear, and right below that the words "Optimizing Applications and Networks with an Overlay of Quality Service" appear. Inside the large rectangle appear four smaller rectangles, and in between these rectangles appear four circles of varying size which are connected to each other. The upper left rectangle is entitled "Enterprise." In the rectangle is a picture of Sitara's QoSWorks product, and boxes and objects labeled as a router, a switch, an IP voice gateway, two PC's and Sitara's QoSDirector. Under the rectangle is the text: "Mission-critical application prioritization," "Enabling Voice over IP," "Network-wide QoS policies" and "Accelerating new application deployment." The lower left rectangle is entitled "Hosting Site." In the rectangle is a picture of two of Sitara's QoSArray products, and boxes and objects labeled as routers, switches, a web server farm, storage and Sitara's QoSDirector. Under the rectangle is the text: "Service level agreement reporting and arrangement," "Bandwidth allocation by customer," and "Application prioritization." The upper right rectangle is entitled "Internet Service Provider." In the rectangle is a picture of two of Sitara's QoSArray products and a QoSWorks product, and boxes and objects labeled as routers, switches, QoSDirector, the Internet, and Authentication, Billing Administration Servers. Under the rectangle is the text: "Service level agreement reporting and management," "Billing statistics," "Bandwidth allocation by user," and "New revenue from differentiated services." The bottom right rectangle is entitled "Multimedia Service Provider." In the rectangle is a picture of two of Sitara's QoSArray products and a QoSWorks product, and boxes and objects labeled as routers, switches, QoSDirector, a web server farm, storage, a private network and OSS. The lines connecting some of the boxes and objects are noted to be GE Gigabit Ethernet, GE, OC3, T1, and T3. Under the rectangle is the text: "Bandwidth metering," "User class of service," "Network-wide policy implementation," "Billing data" and "On-demand bandwidth prioritization." The top circle is labeled "OC3 Metropolitan Access Ring." The next circle down is labeled "OC12 Metropolitan Access Ring." The next circle down is entitled "OC48 Metropolitan Core Ring." The bottom circle is entitled "OC192 Long Haul." The throughput speeds applicable to the lines connecting the top three circles to the rectangles are noted to be T3, OC3, and OC48.

                               PROSPECTUS SUMMARY

     This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including "Risk Factors" and the financial statements, before making an investment decision.

                                  OUR BUSINESS

     Sitara Networks designs, develops, and markets a comprehensive, integrated suite of high-performance quality of service networking products for enterprises and communications service providers. Quality of service, or QoS, is an umbrella term for techniques used to monitor network resource usage and to intelligently match the needs of specific applications such as video conferencing, email, voice over IP, or VoIP, and other data traffic with available network resources based on pre-determined business priorities and allocations. Our products are designed to address the inherent limitations of Internet protocol, or IP, in order to optimize overall network performance, ensure the availability of mission-critical applications, and ultimately allow service providers to deliver additional revenue-generating services, on demand, with the level of service their customers require.

     The rapid growth of the Internet and the transition from multiple dedicated communications networks to converged IP networks has resulted in a loss of control over the reliability, predictability and manageability of network traffic. This loss of control has limited the ability of enterprises and service providers to fully realize the many potential benefits of IP convergence, such as improved business process efficiency, greater connectivity between employees, customers and suppliers, as well as significant revenue-generating opportunities and cost savings. We believe that our QoS products provide the intelligence and control necessary for our customers to efficiently operate converged IP networks.

     Our products integrate a variety of QoS techniques into a single platform to allow enterprises and service providers to monitor, set, and enforce network resource usage policies based on business priorities and the intelligence gained from real-time analysis of data traffic across an entire network. Our products can scale from low-speed connections at remote offices to large network aggregation points with higher data throughput requirements. We have architected our products to be independent from the physical network infrastructure so that they have the flexibility to adapt to changes in network configuration and business needs.

     Our products include QoSWorks, QoSArray and QoSDirector. QoSWorks is a QoS device designed for deployment on enterprise premises, whether at headquarters, remote offices or data centers that require data transmission speeds, or throughput, of up to 100 million bits per second, or Mbps. QoSArray is a multi-module QoS system that supports complex network configurations and is designed for deployment at large enterprises and by service providers that require throughput of up to optical carrier 3, or OC3. QoSDirector is a central policy management software system that is designed to enable our customers to manage large installations of QoSWorks and QoSArray systems from a single intuitive user interface.

     Our QoS products provide the following operational benefits:

     Improved application and network performance. Our products are designed to optimize utilization of network resources and improve the performance of applications. Specifically, our products can improve network and application response time and reliability while minimizing data loss and network downtime. As a result, mission-critical application performance is protected against degradation by traffic from lower-priority applications. Our products also enable the efficient deployment of emerging IP-based applications, such as VoIP and multimedia applications that are more demanding of network resources.

     Scalability over multiple network sizes and speeds. Our QoS products are designed to deliver quality of service to any point on a network ranging in speed from 64 kilobits per second, or Kbps, to OC3. Our products can be scaled from a single unit deployment to across an entire service provider network. We believe that our product architecture will be able to support a migration to higher speed applications and larger network deployments in our future product releases.

     Real-time network performance visibility and resource control. Our QoS products are designed to enable network managers to use a single user interface to view and monitor all traffic types and set and refine policies for all QoS functions network-wide on a continuous basis.

     Flexibility to handle any IP-based application and many other diverse data types. Enterprises and service providers that implement our QoS products can quickly and easily deploy additional IP-based applications without reconfiguration of their networks because of the ability of our products to operate with any IP traffic. Our QoS products are also able to operate with traffic from many legacy non-IP applications.

     Ease of use. Our QoS products can be installed to implement an end-to-end QoS solution across a network with no changes to routers or other network equipment and minimal, if any, changes to customer or host application software. In addition, our products are transparent on a network and contain monitoring features and an intuitive user interface to enable network managers to set and implement network-wide QoS policies expeditiously. Our products reduce the time and complexity of deployment of QoS across a network.

     These operational benefits can provide the following financial benefits to our customers:

     Enhanced service provider revenue opportunities. We believe our QoS products enable service providers to deliver additional revenue-generating services beyond merely providing bandwidth. Service providers can use our QoS products to enable the delivery of additional services, such as bandwidth on demand, VoIP and other offerings based on differing guaranteed levels of service.

     Cost savings. Our QoS products are designed to enable enterprises and service providers to realize potential cost savings by utilizing a converged IP network rather than multiple dedicated networks. In addition, the comprehensive nature of our QoS products allow our customers to address their QoS needs with a single product rather than having to purchase multiple single-point QoS products.

     Our goal is to become the leading worldwide provider of QoS solutions to enterprises and service providers. Key elements of our strategy include:

     Leveraging our product architecture to extend technological leadership. We intend to leverage our unique product architecture to enable us to respond quickly to evolving market requirements through periodic enhancements of existing products and rapid development of new QoS products.

     Increasing our focus on the service provider market. We are actively pursuing opportunities to expand sales of our products to and through service providers. We believe that service providers represent a large market opportunity and that our products can provide them and their customers with multiple benefits.

     Growing our global sales force, distribution channel network and support capabilities. We are investing significant resources worldwide to expand our direct sales force and further develop our indirect sales channels to accelerate sales of our expanding product line. In addition, we intend to expand our support capabilities to ensure our customers and distribution channels receive the level of support that they require.

     Accelerating our product introductions. We are focusing on providing comprehensive, high-performance, easy-to-use and cost-effective QoS solutions to enterprises and service providers operating converged IP networks. We intend to continue to enhance and expand our suite of QoS products to broaden our QoS solutions portfolio and bolster our competitive position in the market.

     Expanding our strategic relationships. We continue to seek to expand our distribution, marketing and technology relationships with new and existing strategic partners that will enable us to increase the market opportunity for our products.

     Establishing global brand recognition for our products. We are investing significant resources in expanding and enhancing our global brand recognition to establish Sitara Networks as the standard for comprehensive QoS solutions.

     We sell and support our products through a network of resellers and a direct sales force. We have sales representatives located in ten metropolitan areas across the United States and in 12 foreign countries. As of September 30, 2000, we had 66 resellers, including 27 in the United States and 39 in 19 foreign countries.

     Our principal offices are located at 52 Second Avenue, Waltham, Massachusetts 02451. Our telephone number is (781) 487-5900. Our website address is www.sitaranetworks.com, but the information on our website does not constitute a part of this prospectus.

                                  THE OFFERING

Common stock offered by Sitara
Networks............................                 shares

Common stock to be outstanding after
this offering.......................                 shares

Use of proceeds.....................     We plan to use the proceeds from the
                                         offering for working capital and
                                         general corporate purposes.

Dividend policy.....................     We intend to retain all future
                                         earnings, if any, to fund the
                                         development and growth of our business.
                                         We do not anticipate paying cash
                                         dividends on our common stock.

Proposed Nasdaq National Market
symbol..............................     SITA

     The number of shares of our common stock outstanding after the offering is based on shares outstanding as of October 31, 2000. This number assumes the conversion into common stock of all shares of our preferred stock but does not include:

     - 6,304,216 shares of common stock issuable upon exercise of outstanding stock options under our stock incentive program as of October 31, 2000 at a weighted average exercise price of $2.26,

     - 679,819 shares of common stock reserved and available for issuance under our stock incentive program,

     - 2,000,000 shares of common stock reserved and available for issuance under our employee stock purchase plan, and

     - 591,429 shares of common stock issuable upon exercise of warrants at a weighted average exercise price of $2.53 as of October 31, 2000.
                            ------------------------

     Unless otherwise indicated, all information contained in this prospectus assumes:

     - no exercise of the underwriters' over-allotment option,

     - a three-for-two stock split of our stock effected on June 16, 2000,

     - the conversion of all outstanding shares of our preferred stock into 34,400,573 shares of common stock concurrently with the closing of this offering, and

     - the filing of our amended and restated certificate of incorporation which will increase the number of authorized shares of our common stock and decrease the number of authorized shares of our preferred stock.

     "Sitara," the Sitara Networks logo, and "Sitara" together with the Sitara Networks logo are registered trademarks, and "Sitara Networks," "QoSWorks," "QoSArray," "QoSDirector" and "AccuRate" are trademarks, of Sitara Networks. This prospectus also contains tradenames, trademarks and service marks of other companies.

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                               NINE MONTHS ENDED
                                                                YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                                                              ----------------------------   ----------------------
                                                               1997      1998       1999        1999         2000
                                                              -------   -------   --------   -----------   --------
                                                                                             (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenue.....................................................  $    --   $   175   $     --     $    --     $  2,353
Cost of revenue (excluding stock-based compensation of $0,
  $0, $0, $0 and $100, respectively)........................       --       104         --          --        1,639
                                                              -------   -------   --------     -------     --------
Gross margin................................................       --        71         --          --          714
Operating expenses:
  Selling and marketing (excluding stock-based compensation
    of $0, $0, $441, $96 and $448, respectively)............    1,517     3,785      3,588       2,603       14,963
  General and administrative (excluding stock-based
    compensation of $0, $0, $0, $0 and $44, respectively)...      989     1,413      1,485       1,073        1,881
  Research and development (excluding stock-based
    compensation of $37, $40, $345, $65 and $1,260,
    respectively)...........................................    2,058     2,959      6,831       4,343        8,125
  Stock-based compensation..................................       37        40        786         161        1,852
                                                              -------   -------   --------     -------     --------
    Total operating expenses................................    4,601     8,197     12,690       8,180       26,821
                                                              -------   -------   --------     -------     --------
Loss from operations........................................   (4,601)   (8,126)   (12,690)     (8,180)     (26,107)
Interest income, net........................................      244       294        312         128          717
                                                              -------   -------   --------     -------     --------
Net loss....................................................   (4,357)   (7,832)   (12,378)     (8,052)     (25,390)
Accrued dividends for preferred stockholders................     (736)   (1,448)    (2,825)     (1,752)      (3,711)
Accretion of preferred stock to redemption value............       (1)       (3)      (104)        (63)        (203)
                                                              -------   -------   --------     -------     --------
Net loss attributable to common stockholders................  $(5,094)  $(9,283)  $(15,307)    $(9,867)    $(29,304)
                                                              =======   =======   ========     =======     ========
Basic and diluted net loss per share........................  $ (1.26)  $ (1.60)  $  (2.09)    $ (1.41)    $  (3.36)
                                                              =======   =======   ========     =======     ========
Shares used in computing basic and diluted net loss per
  share.....................................................    4,035     5,790      7,307       7,006        8,711
Pro forma basic and diluted net loss per share
  (unaudited)...............................................                      $  (0.39)                $  (0.66)
                                                                                  ========                 ========
Shares used in computing pro forma basic and diluted net
  loss per share (unaudited)................................                        31,620                   38,759

     Shares used in computing pro forma share amounts reflect the conversion of all of the outstanding shares of our preferred stock as of September 30, 2000 into shares of our common stock as if the shares had converted into shares of common stock immediately upon their issuance.

     The pro forma balance sheet data shown below assumes the conversion of all of our outstanding shares of preferred stock as of September 30, 2000 into common stock upon the closing of this offering. The pro forma as adjusted data
gives effect to this conversion and to the sale of [          ] shares of common
stock that we are offering under this prospectus at an initial public offering
price of $     per share after deducting the underwriting discounts and
commissions and estimated offering expenses. The actual, pro forma and pro forma as adjusted balance sheet data excludes issuances of our capital stock after September 30, 2000, including 897,078 shares of our series G convertible redeemable preferred stock.

                                                                      SEPTEMBER 30, 2000
                                                              -----------------------------------
                                                                                       PRO FORMA
                                                              ACTUAL     PRO FORMA    AS ADJUSTED
                                                              -------    ---------    -----------
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $18,055     $18,055      $
Working capital.............................................   15,986      15,986
Total assets................................................   23,858      23,858
Long-term portion of capital lease obligations..............    1,133       1,133
Convertible redeemable preferred stock......................   73,201          --
Total stockholders' equity (deficit)........................  (55,328)     17,873

                                  RISK FACTORS

     Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing shares of our common stock. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us.

     If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose some or all of your investment.

                         RISKS RELATED TO OUR BUSINESS

WE HAVE A LIMITED OPERATING HISTORY AND EXPECT TO ENCOUNTER DIFFICULTIES FACED BY EARLY-STAGE COMPANIES.

     We commenced operations in December 1996 and commercially released our first network performance product, QoSWorks, in the first quarter of 2000. We commercially released our other network performance products, QoSArray and QoSDirector, in the fourth quarter of 2000. Accordingly, we have only a limited operating history upon which our business and prospects can be evaluated. In addition, our limited operating history means that we have limited insight into how technological and market trends may affect our business. The revenue and income potential of our business and market are unproven. We operate in a highly competitive and rapidly evolving industry, and as a result, we face risks and uncertainties relating to our ability to successfully implement our business plan. We cannot assure you that we will adequately address these risks and uncertainties or that we will be able to implement our business plan successfully.

WE HAVE A HISTORY OF LOSSES, WE EXPECT TO CONTINUE TO INCUR LOSSES AND WE MAY NOT ACHIEVE PROFITABILITY IN THE FUTURE.

     We have never been profitable. We have experienced quarterly and annual losses since we were founded, and have funded our business primarily through the issuance of our stock and debt and not from cash generated by our business. We incurred a net loss of $25.4 million in the nine months ended September 30, 2000 and our accumulated deficit was $50.3 million as of September 30, 2000.

     We anticipate that our operating expenses will continue to increase as we develop our technology, increase our sales and marketing activities, create and expand the distribution channels for our products and broaden our customer support capabilities. However, our limited operating history makes the prediction of future operating results difficult, and our revenue may not generate sufficient cash from operations in future periods. Our failure to significantly increase our revenue would seriously harm our business and operating results.

OUR OPERATING RESULTS ARE DIFFICULT TO FORECAST AND MAY FLUCTUATE FROM QUARTER TO QUARTER, WHICH MAY HAVE A NEGATIVE IMPACT ON THE MARKET PRICE OF OUR COMMON STOCK.

     Our quarterly revenue and operating results may fluctuate significantly as a result of a variety of factors, many of which are outside our control. If our quarterly revenue or operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Factors that might cause fluctuations in our quarterly revenue and operating results include the following:

     - the timing of execution of large contracts and product implementations by our customers, which would impact the periods in which we recognize revenue,

     - the timing of new product and service introductions or upgrades by us or our competitors, which could impact demand for our existing products,

     - the purchasing and budgeting cycles of our customers, which could result in seasonal fluctuations in our revenue,

     - changes in our pricing policies or those of our competitors,

     - the mix of domestic and international sales and products sold and the channels through which they are sold,

     - any increased costs related to any business expansion we may undertake or to the enhancement or customization of our products,

     - any change in global economic conditions, and

     - any costs related to possible acquisitions of technology or businesses.

     Most of our expenses, such as employee compensation and rent, are relatively fixed in the short term and our expense levels are based, in part, on our expectations regarding future revenue levels. As a result, if total revenue for a particular quarter is below our expectations, we will not be able to proportionately reduce operating expenses for that quarter.

     Due to these factors, we believe that quarter-to-quarter comparisons of our operating results are not necessarily meaningful and you should not rely on them as an indication of our future performance.

THE MARKET FOR OUR PRODUCTS AND SERVICES IS IN THE EARLY STAGES OF DEVELOPMENT AND OUR BUSINESS WILL SUFFER IF THE MARKET FAILS TO DEVELOP AS WE EXPECT.

     Our products and services are designed to enable companies to enhance the performance of public and private wide-area networks, including the Internet. The market for our network performance products is in the early stages of development and is rapidly evolving. Demand for and market acceptance of recently introduced products and services in a rapidly evolving industry is subject to a high level of uncertainty and risk. A viable market may fail to emerge or be sustainable, in which case our business and operating results will be significantly harmed.

OUR SALES AND PROFITS, IF ANY, ARE SUBSTANTIALLY DEPENDENT UPON THE CONTINUED WIDESPREAD ACCEPTANCE AND USE OF PUBLIC AND PRIVATE NETWORKS AS AN EFFECTIVE MEDIUM OF COMMUNICATION AND COMMERCE BY END-USERS AND ENTERPRISES.

     Rapid growth in the use of the Internet and other networks is a recent development, and we cannot assure you that acceptance and use will continue to develop or that a sufficiently broad base of users will adopt, and continue to use, the Internet and other networks as a medium of commerce and communication. In addition, the Internet may not be accepted as a viable commercial marketplace. To the extent that the Internet and other networks continue to experience significant growth in the number of users, their frequency of use or an increase in their bandwidth resources, we cannot assure you that the infrastructure for the Internet and these networks will be able to support the demands placed upon them. In addition, these networks could lose their viability due to delays in the development or adoption of new standards and protocols required to handle increased levels of activity, or due to increased governmental regulation. Changes in or insufficient availability of communications services to support these networks also could result in slower response times and adversely affect their usage.

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

WE EXPECT TO DERIVE SUBSTANTIALLY ALL OF OUR REVENUE FOR THE FORESEEABLE FUTURE FROM OUR QOSWORKS, QOSARRAY AND QOSDIRECTOR NETWORK PERFORMANCE PRODUCTS, AND IF THESE PRODUCTS ARE NOT WIDELY ACCEPTED BY THE MARKET, WE MAY BE UNABLE TO SUSTAIN OR INCREASE OUR REVENUE.

     We expect to derive substantially all of our revenue in the future from sales of our QoSWorks, QoSArray and QoSDirector network performance products. We commercially released QoSWorks in the first quarter of 2000 and commercially released QoSArray and QoSDirector in the fourth quarter of 2000. We cannot be certain that our target customers will widely adopt and deploy our products. Our business and operating results will be harmed if our products do not achieve and maintain broad market acceptance.

WE FACE INTENSE COMPETITION IN OUR MARKET, AND OUR FAILURE TO COMPETE SUCCESSFULLY COULD RESULT IN PRICE REDUCTIONS AND DECREASED DEMAND FOR OUR PRODUCTS.

     The markets in which we compete are new, intensely competitive, highly fragmented and characterized by rapidly changing technology and evolving standards. We face competition in the overall network computing equipment market as well as the market segments in which we expect our products to compete. We believe that the market for QoS products is growing and, therefore, we expect to experience increased competition from current and potential competitors as more solutions are brought to market to address QoS concerns.

     Some of our current and potential competitors are large public companies that have longer operating histories and significantly greater financial, technical, marketing and other resources than we do. As a result, these competitors are able to devote greater resources to the development, promotion, sale and support of their products. In addition, our competitors with large market capitalizations or cash reserves are much better positioned than we are to acquire new technologies or products that may displace our product lines. Any of these acquisitions could give the acquiring competitor a strategic advantage over us. Our competitors may also bundle their products with other software or hardware in a manner which may discourage users from purchasing our products.

     Many of our competitors have significantly more established customer support and professional services organizations than we do. In addition, many of our competitors have much greater name recognition and have a more extensive customer base, broader customer relationships and broader product offerings than us, including relationships with many of our current and potential customers. These competitors can leverage their customer relationships and broader product offerings and adopt aggressive pricing policies to gain market share. As a result, we may be required to accept price reductions and reduced gross margins and we may not be able to maintain a competitive position against current or future competitors. Our failure to maintain and enhance our competitive position within the markets in which we compete could seriously harm our business.

OUR FAILURE TO DEVELOP AND MAINTAIN STRATEGIC RELATIONSHIPS, EXPAND DISTRIBUTION CHANNELS AND DEVELOP AND RETAIN A QUALIFIED SALES FORCE AND CUSTOMER SERVICE ORGANIZATION COULD PREVENT US FROM PENETRATING MARKETS FOR OUR PRODUCTS AND COULD HARM OUR FINANCIAL RESULTS.

     We believe that our success in penetrating markets for our products significantly depends on our ability to develop and maintain strategic relationships with key hardware and software vendors, distribution partners and customers. In particular, we intend to augment our product portfolio by entering into strategic relationships that will enable us to acquire, license and distribute complementary technologies. Our failure to enter into such agreements could prevent us from introducing competitive products. Our future success is also dependent upon establishing relationships with a variety of distribution partners, including system integrators and value-added resellers, or VARs. We cannot assure you that we will be able to establish relationships with desired distribution partners on a timely basis, or at all, or that such distributors will be successful in selling our products.

     We believe that our future success is also dependent upon substantially increasing the capabilities of our direct and indirect domestic and international sales force and our customer service and support organization. We cannot assure you that we will attract or retain additional qualified sales personnel on a timely basis, or at all. We currently have a small customer service and support organization, and have limited experience supporting our QoS products. We cannot assure you that we will be able to increase the size of our customer service and support organization on a timely basis, or at all, or that we will be able to provide the level of support required by our customers.

FAILURE TO DEVELOP AND EXPAND OUR MARKETING CAPABILITIES COULD HARM OUR
BUSINESS.

     We need to expand our marketing operations in order to increase market awareness of our products, market our products to a greater number of organizations and generate increased revenue. Competition in the market for network performance solutions is intense. If we fail to differentiate our products from those of our competitors and fail to acquire greater market share, our ability to grow our business will be seriously harmed. Furthermore, we have limited experience in marketing our products broadly to a large number of clients and may be unable to do so successfully.

OUR PRODUCTS MAY HAVE A LONG SALES CYCLE WHICH MAKES IT DIFFICULT TO PREDICT OUR QUARTERLY RESULTS AND MAY CAUSE OPERATING RESULTS TO VARY SIGNIFICANTLY.

     The sales cycle for our products is long, typically ranging from one to six months. Our products often are part of a significant strategic decision by our customers regarding their information systems infrastructure. We spend significant time educating and providing information to prospective clients regarding the use and benefits of our products. The decision to purchase our products may require significant pre-purchase evaluation and may be subject to delays over which we have little or no control. Our sales cycle may make it difficult to predict the quarter in which sales and revenue recognition may occur, and our operating results may vary significantly from quarter to quarter.

LONG-TERM CONTRACTS ARE NOT TYPICAL IN OUR BUSINESS, AND REDUCTIONS, CANCELLATIONS OR DELAYS IN CUSTOMER ORDERS COULD ADVERSELY AFFECT OUR OPERATING RESULTS.

     We do not usually obtain long-term purchase orders or commitments from our customers. Rather, we work with our resellers to develop non-binding forecasts of the future volume of orders. Customers may cancel their orders, change production quantities from forecasted volumes or delay production for a number of reasons beyond our control. For example,

     - our reseller agreements generally do not require minimum purchases,

     - our customers can stop purchasing and our resellers can stop marketing our products at any time,

     - our reseller agreements generally are not exclusive and are for one year terms, with no obligation of the resellers to renew the agreements, and

     - our reseller agreements provide for discounts based on expected or actual volumes or products purchased or resold by the reseller in a given period.

Because our expenses are based on our revenue forecasts, a substantial reduction or delay in sales of our products to, or unexpected returns from, customers and resellers or the loss of any significant customer or reseller could harm our business.

OUR EARNINGS WILL DECREASE BECAUSE OF STOCK-BASED COMPENSATION CHARGES THAT WE HAVE INCURRED.

     Non-cash compensation expenses are related to grants of common stock, stock options and warrants made to employees, directors, consultants and vendors. For the nine months ended September 30, 2000, we recorded $1.9 million in non-cash compensation charges. Based principally on grants of common stock, stock options and warrants made to date, we will record approximately $6.7 million of additional non-cash compensation through 2004 as follows: $0.6 million, $2.1 million, $1.9 million, $1.6 million and $0.5 million in the three months ended December 31, 2000 and the years ended December 31, 2001, 2002, 2003 and 2004, respectively. These charges will reduce our earnings in future periods.

WE DEPEND UPON A SINGLE MANUFACTURER TO MANUFACTURE ALL OF OUR PRODUCTS AND IF THAT MANUFACTURER IS UNABLE OR UNWILLING TO MANUFACTURE A SUFFICIENT NUMBER OF OUR PRODUCTS, WE MAY NOT BE ABLE TO FILL CUSTOMER ORDERS IN A TIMELY MANNER.

     We currently contract the manufacturing and testing of our products to Plexus, an independent manufacturer. Our reliance on a single manufacturer exposes us to a number of risks, including reduced control over manufacturing capacity, product completion and delivery times, product quality and manufacturing costs. If we experience increased demand for our products, the challenges we face in managing our relationship with Plexus will be increased. Furthermore, Plexus has the right to terminate its relationship with us upon 90 days notice. If Plexus is unable or unwilling to manufacture a sufficient quantity of products for us, on the time schedule and with the quality that we demand, we may be forced to engage additional or replacement manufacturers, which could result in additional expenses and delays in product shipments.

BECAUSE WORLDWIDE DEMAND FOR RAW MATERIALS AND COMPONENTS USED IN OUR PRODUCTS HAS INCREASED, ADEQUATE QUANTITIES OF THESE MATERIALS MAY NOT BE AVAILABLE TO SATISFY OUR NEEDS, WHICH COULD INCREASE THE COST AND DELAY DELIVERY OF OUR PRODUCTS.

     During the last year, worldwide demand for raw materials and components used in our products has increased. If suppliers of these materials are unable to provide adequate quantities to satisfy our needs, product shipments may be delayed, we could experience a loss or delay in revenue and our competitive position would be harmed. In addition, if, as a result of increased demand, our suppliers raise the price of these materials, the cost of manufacturing our products would increase and sales of our products could decrease.

RAPID GROWTH IN OUR BUSINESS COULD STRAIN OUR MANAGERIAL, OPERATIONAL, FINANCIAL, ACCOUNTING AND INFORMATION SYSTEMS, CUSTOMER SERVICE STAFF AND OFFICE RESOURCES.

     The anticipated growth necessary to expand our business operations and distribution channels will place a significant strain on our resources. In order to implement our growth strategy, we need to expand all aspects of our business, including our computer systems and related infrastructure, customer service capabilities and sales and marketing efforts. The demands on our network infrastructure, technical staff and technical resources have grown rapidly with our expanding customer base. From January 1, 2000 to September 30, 2000, our number of full-time employees grew from approximately 46 to approximately 156. We cannot assure you that our management, operations and technical resources will adequately accommodate or facilitate the anticipated growth of our operations. We also expect that we will need to continually improve our financial and managerial controls, billing systems, reporting systems and procedures. We also need to continue to expand, train and manage our workforce. If we fail to manage our growth effectively, our business, financial condition and results of operations could be materially adversely affected.

     In addition, as we offer new products and services, we will need to increase the size and expand the training of our customer service staff to ensure that they can adequately respond to customer inquiries. We currently have a small customer service and support staff, and have limited experience supporting our products. If we fail to provide our customer service staff training and staffing sufficient to support new products and services, we may lose customers who feel that their needs have not adequately been satisfied.

IF WE ARE UNABLE TO ATTRACT AND RETAIN HIGHLY QUALIFIED MANAGEMENT AND TECHNICAL PERSONNEL, OUR BUSINESS MAY BE HARMED.

     Our success depends in large part on the contributions of our senior management team, our technology, sales and marketing personnel, and in particular, Malik Z. Khan, our chairman and chief executive officer. We face intense competition in hiring and retaining personnel from a number of sectors, including technology and Internet companies. Many of these companies have greater financial resources than we do to attract and retain qualified personnel. In addition, we have not in the past executed, and do not have any current plans to execute, employment agreements with any of our employees, including Mr. Khan. As a result, we may be unable to retain our employees or attract, integrate, train or retain other highly skilled employees in the future. If we fail to attract new personnel or retain and motivate our current personnel, our business, financial condition and results of operations could be materially adversely affected.

OUR FAILURE TO MEET SIGNIFICANT CAPITAL REQUIREMENTS MAY SERIOUSLY HARM OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     Our capital requirements in connection with our development and marketing activities have been and will continue to be significant. Our future capital requirements will depend on many factors, some of which are not within our control. These factors include:

     - sales of our existing products,

     - the continued progress in, and magnitude of, our research and product development programs,

     - competing technological and market developments, and

     - the costs of our commercialization activities.

We may need to raise additional funds in the future in order to fund more aggressive brand promotions and more rapid expansion, to develop newer or enhanced products, to respond to competitive pressures or to acquire complementary businesses, technologies or services. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders will be reduced, stockholders may experience additional dilution and such securities may have rights, preferences or privileges senior to those of the rights of our common stock. We cannot assure you that additional financing will be available on terms favorable to us, or at all. As a result, we may need to significantly scale back our expansion and growth plans.

OUR INTERNATIONAL BUSINESS EXPOSES US TO UNIQUE RISKS WE DO NOT FACE IN OUR BUSINESS AS CONDUCTED IN THE UNITED STATES.

     As of September 30, 2000, we had sales representatives located in 12 foreign countries and resellers located in 19 foreign countries. Revenue from customers located outside the United States accounted for approximately 75% of our total revenue for the nine months ended September 30, 2000. Substantially all of our international sales have been denominated in United States dollars. We anticipate deriving in the future a significant portion of our revenue from sales outside the United States. Our significant international business exposes us to a number of risks that we do not have to address in our United States operations. These risks include:

     - longer accounts receivable collection cycles,

     - challenges and costs inherent in managing geographically dispersed operations,

     - protectionist laws and business practices that favor local competitors,

     - economic or political instability in some international markets,

     - difficulties in finding and managing local resellers, and

     - diverse and changing governmental laws and regulations.

     In addition, although we currently conduct substantially all of our sales transactions in United States currency and anticipate continuing to do so, foreign currency exchange rate fluctuations could have the effect of reducing the demand for our products outside the United States. If we are unsuccessful in addressing these risks, our international business will not achieve the revenue or profits we expect.

ACQUISITIONS COULD DISRUPT OUR ON-GOING BUSINESS, DISTRACT OUR MANAGEMENT AND EMPLOYEES, INCREASE OUR EXPENSES AND ADVERSELY AFFECT OUR BUSINESS.

     If we are presented with appropriate opportunities, we intend to make investments in complementary companies, products or technologies. We may not realize the anticipated benefits of any acquisition or investment. If we purchase a company, we could have difficulty in assimilating that company's personnel and operations. In addition, the key personnel of the acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in assimilating the acquired technology or products into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. Furthermore, in the event that we do complete an acquisition, we could be required to do one or more of the following:

     - issue equity securities,

     - incur substantial debt,

     - assume contingent liabilities,

     - incur a one-time charge, or

     - amortize goodwill and other intangible assets.

IF OUR PRODUCTS DO NOT COMPLY WITH INDUSTRY STANDARDS OR WORK EFFECTIVELY WITH OUR CUSTOMERS' NETWORKS, WE MAY LOSE SALES AND INCUR ADDITIONAL EXPENSES.

     Our success depends in part on both the adoption of industry standards for technologies in the Internet infrastructure solutions market and our products' compliance with those industry standards. The absence of industry standards for a particular technology may prevent widespread adoption of products based on that technology. In addition, because many technological developments occur prior to the adoption of related industry standards, we may develop products that do not comply with industry standards that are eventually adopted, which would significantly impair our ability to sell those products. Moreover, some companies that sell products that comprise the infrastructure of the Internet may have the ability to establish de facto standards within the industry. Actions by any of these companies, for competitive or other reasons, that diminish our products' compliance with industry or de facto standards or their ability to interoperate with other Internet-related products would be damaging to our ability to generate revenue and to our corporate reputation.

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

     Our products must work effectively with our customers' existing networks, which typically include products from a variety of different vendors, and utilize multiple protocol standards. The complexity of these networks makes it difficult for us to ensure that our products will function properly within these networks and also makes it difficult for us to identify the source of any problems which occur in the operation of our products. If our products fail to work properly within our customers' networks, we will likely:

     - lose sales,

     - incur additional expenses in our efforts to identify and remedy the problems, and

     - suffer damage to our corporate reputation.

SOFTWARE OR HARDWARE ERRORS MAY SERIOUSLY HARM OUR BUSINESS AND RESULTS OF OPERATIONS.

     Internet and other network performance enhancement products frequently contain undetected software errors when first introduced or as new versions are released. We expect that such errors will be detected from time to time in new or enhanced products after commencement of commercial shipments. These problems may cause us to incur significant warranty and repair costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer relations problems. Our products must successfully operate with products from other vendors. The occurrence of hardware and software errors, whether caused by our products or another vendor's products, could cause us to experience one or more of the following negative consequences:

     - loss of or delay in revenues,

     - loss of market share,

     - failure to achieve market acceptance,

     - diversion of development resources, or

     - injury to our corporate reputation.

WE COULD INCUR SUBSTANTIAL COSTS AS A RESULT OF PRODUCT LIABILITY CLAIMS RELATING TO OUR CUSTOMERS' CRITICAL BUSINESS OPERATIONS.

     Our products are critical to the operations of our customers' businesses. If one of our products fails, a customer may assert a claim for substantial damages against us, regardless of our responsibility for the failure. Product liability claims could require us to spend significant time and money in litigation or to pay significant damages. Any such claims, whether or not successful, could seriously damage our reputation and our business.

IF WE FAIL TO RESPOND EFFECTIVELY TO RAPIDLY CHANGING TECHNOLOGY AND EVOLVING INDUSTRY STANDARDS, OUR PRODUCTS MAY BECOME OBSOLETE.

     The Internet and network computing generally are characterized by rapid technological change, changes in user and client requirements and preferences, frequent new product and service introductions embodying new technologies and the emergence of new industry standards and practices that could render our products obsolete. Our success will depend, in part, on our ability to both internally develop and license leading technologies useful in our business, develop new products and technology that address the increasingly sophisticated and varied needs of customers, and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. The development of our existing products and other proprietary technology involves significant technical and business risks. We cannot assure you that we will use new technologies effectively or adapt our proprietary technology and products to customer requirements or emerging industry standards. We continually strive to incorporate new technology into our products. Introducing new technology involves numerous technical challenges, substantial amounts of personnel resources and often takes many months to complete. We cannot assure you that we will be successful at integrating such technology into our products on a timely basis or that, once integrated, such technology will function as expected.

     Rapid technological change will also require us to effectively use leading technologies, continue to develop our technological expertise, enhance our current products and continue to improve the performance, features and reliability of our products. Accordingly, our success will depend on our ability to adapt to rapidly changing technologies and industry standards, and our ability to continually improve the speed, performance, features, ease of use and reliability of our products in response to both evolving demands of the marketplace and competitive service and product offerings.

                     RISKS RELATED TO INTELLECTUAL PROPERTY

WE MAY BE UNABLE TO PROTECT AND ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS FROM INFRINGEMENT.

     The success of our business is largely dependent upon our ability to protect our proprietary technology. We rely on a combination of patent, copyright, trademark, trade secret, patent and other intellectual property laws, as well as confidentiality and assignment of invention agreements and licensing arrangements, to establish and protect our proprietary rights. We currently have two United States patents and eight United States patent applications pending, but do not anticipate that any patents that do issue will provide any assurance of our success in the future. While we typically enter into confidentiality agreements with our employees, consultants and strategic partners, and generally control access to and distribution of our proprietary information, we cannot ensure that our efforts to protect our proprietary information will be adequate to protect against infringement and misappropriation of our intellectual property by third parties, particularly in foreign countries where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States.

     Furthermore, because the validity, enforceability and scope of protection of proprietary rights in Internet-related industries is uncertain and still evolving, we cannot assure you that we will be able to defend our proprietary rights. In addition to being difficult to police, once any infringement is detected, disputes concerning ownership or rights to use intellectual property could be costly and time-consuming to litigate, may distract management from operating the business and may result in our losing significant rights and our ability to operate our business.

WE CANNOT ASSURE YOU THAT THIRD PARTIES WILL NOT DEVELOP TECHNOLOGIES OR PROCESSES SIMILAR OR SUPERIOR TO OURS.

     We cannot ensure that third parties will not be able to independently develop technology, processes or other intellectual property that is similar to or superior to ours. The unauthorized reproduction or other misappropriation of our intellectual property rights, could enable third parties to benefit from our technology without our receiving any compensation and could materially adversely affect our business, financial condition and results of operations.

WE MAY BE SUBJECT TO CLAIMS OF ALLEGED INFRINGEMENT OF INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES.

     We do not conduct comprehensive patent searches to determine whether our technology infringes patents held by others. In addition, technology development in Internet-related industries is inherently uncertain due to the rapidly evolving technological environment. Accordingly, there may be numerous patent applications pending, many of which are confidential when filed, with regard to similar technologies. Third parties may assert infringement claims against us and these claims and any resulting litigation, should it occur, could subject us to significant liability for damages. Even if we prevail, litigation could be time-consuming and expensive to defend, and could result in the diversion of management's time and attention. Any claims from third parties may also result in limitations on our ability to use the intellectual property subject to these claims unless we are able to enter into agreements with the third parties making these claims. Such royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, or at all. If a successful claim of infringement is brought against us and we fail to develop non-infringing technology or to license the infringed or similar technology on a timely basis, it could materially adversely affect our business, financial condition and results of operations.

LOSS OF ACCESS TO THIRD-PARTY TECHNOLOGY USED IN OUR PRODUCTS COULD DELAY DEVELOPMENT OF NEW PRODUCTS OR PRODUCT ENHANCEMENTS.

     We incorporate technology licensed from third parties into our products. For example, SNMP Research International has granted us a non-exclusive license to use its technology in our products. The loss of access to this technology could result in delays in the development and introduction of new products or enhancements to existing products, until equivalent or replacement technology could be accessed, if available, or developed internally, if feasible. These delays could harm our business, revenue, operating results and financial condition. It is possible that technology from others will not be available to us on commercially reasonable terms, if at all.

                         RISKS RELATED TO OUR INDUSTRY

GOVERNMENT REGULATION OF, AND OTHER LEGAL UNCERTAINTIES CONCERNING, THE INTERNET MAY SERIOUSLY HARM OUR BUSINESS AND RESULTS OF OPERATIONS.

     We are not currently subject to direct regulation by any government agency, other than regulations applicable to businesses generally, and there are currently few laws or regulations directly applicable to access to or commerce on the Internet. As e-commerce, e-business and the Internet continue to evolve, we expect that federal, state and foreign governments will adopt laws and regulations covering issues such as user privacy, taxation of goods and services provided over the Internet, pricing, content and quality of products and services. Currently, several legislative and regulatory proposals are under consideration by federal, state, local and foreign governmental organizations, and it is possible that a number of laws or regulations affecting the Internet may be adopted regarding such issues as user privacy, taxation, infringement, pricing, quality of products and services and intellectual property ownership. The adoption of any such laws or regulations may decrease the growth in the use of the Internet, which could in turn decrease demand for our products, increase our cost of doing business, or otherwise seriously harm our business.

THE IMPOSITION OF SALES AND OTHER TAXES ON PRODUCTS SOLD OVER THE INTERNET COULD HAVE A NEGATIVE EFFECT ON ONLINE COMMERCE AND THE DEMAND FOR OUR PRODUCTS AND SERVICES.

     The imposition of new sales or other taxes could limit the growth of Internet commerce generally and, as a result, the demand for our products and services. Recent federal legislation limits the imposition of state and local taxes on Internet-related sales. Congress may choose not to renew this legislation in 2001, in which case state and local governments would be free to impose taxes on electronically purchased goods.

     We believe that most companies that sell products over the Internet do not currently collect sales or other taxes on shipments of their products into states or foreign countries where they are not physically present. However, one or more states or foreign countries may seek to impose sales or other tax collection obligations on out-of-jurisdiction companies that engage in e-commerce. A successful assertion by one or more states or foreign countries that companies that engage in e-commerce should collect sales or other taxes on the sale of their products over the Internet, even though not physically in the state or country, could indirectly reduce demand for our products.

                         RISKS RELATED TO THIS OFFERING

IF WE FAIL TO MEET OUR FUTURE CAPITAL REQUIREMENTS, WE WILL BE UNABLE TO GROW OUR BUSINESS OR SUSTAIN OR INCREASE REVENUE.

     We believe that the net proceeds from this offering, together with existing cash balances and anticipated lines of credit and capital lease financing, will be sufficient to meet our cash requirements for at least the next 12 months. However, it is difficult for us to predict with certainty our future cash requirements and we may be required, or elect, to raise additional funds during this period, and we may need to raise additional funds in future periods. In addition, we may need to raise additional funds to develop or enhance our products or services, to fund expansion, to respond to competitive pressures or to acquire complementary products, businesses or technologies. The issuance of additional equity or equity-related securities will be dilutive to our stockholders. We may not be able to raise additional funds in the future or, if available, additional funds may not be available on terms that are acceptable to us. Further, if we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders would be reduced and these securities might have rights, preference and privileges senior to those of our current stockholders. If adequate funds, if needed, are not available on acceptable terms, we may be unable to expand our operations, take advantage of unanticipated opportunities, develop or enhance products or services, or respond to competitive pressures or unanticipated requirements.

OUR STOCK PRICE IS LIKELY TO BE HIGHLY VOLATILE.

     The market price of our common stock is likely to be highly volatile and significantly affected by factors such as:

     - general market and economic conditions affecting technology and Internet stocks,

     - limited availability of our shares on the open market,

     - actual or anticipated fluctuations in our quarterly or annual registrations or operating results,

     - announcements of technological innovations, acquisitions or investments, developments in Internet governance or corporate actions such as stock splits, and

     - industry conditions and trends.

     The stock market has experienced extreme price and volume fluctuations that have particularly affected the market prices of the securities of technology companies. These fluctuations may adversely affect the market price of our common stock.

IF OUR STOCK PRICE IS VOLATILE, WE MAY BE SUBJECT TO CLASS-ACTION LITIGATION.

     In the past, securities class-action litigation has often been instituted against publicly-traded companies following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Such litigation, if instituted, could result in substantial costs and the diversion of management's attention and resources.

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OUR EXECUTIVE OFFICERS, DIRECTORS AND ENTITIES ASSOCIATED WITH THEM OWN A
SIGNIFICANT PERCENTAGE OF OUR SHARES, WHICH WILL LIMIT YOUR ABILITY TO INFLUENCE CORPORATE MATTERS.

     Our executive officers, directors and entities associated with them beneficially own approximately 61.4% of our common stock prior to this offering and will beneficially own approximately [ ]% upon its consummation. Accordingly, these stockholders will have significant influence over the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, and also could prevent or cause a change in control. The interests of these stockholders may differ from the interests of our other stockholders. In addition, third parties may be discouraged from making a tender offer or bid to acquire us because of this concentration of ownership.

SHARES OF OUR COMMON STOCK ELIGIBLE FOR PUBLIC SALE AT OR AFTER THE CONSUMMATION OF THIS OFFERING COULD ADVERSELY AFFECT OUR STOCK PRICE.

     Once a trading market develops for our common stock, many of our stockholders will have an opportunity to sell their stock for the first time. Sales of a substantial number of shares of our common stock in the public market after this offering could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. For a more detailed description, see "Shares Eligible for Future Sale."

     Existing stockholders owning an aggregate of 41,719,502 shares of common stock and common stock issuable upon the exercise of warrants have the right to require us to register their shares under the Securities Act of 1933. If we register these shares, they can be sold in the public market. The market price of our common stock could decline as a result of sales by these existing stockholders of their shares of common stock in the market place after this offering, or the perception that these sales could occur. These sales also might make it difficult for us to sell equity securities in the future at a time and price that we deem appropriate.

OUR CHARTER DOCUMENTS AND DELAWARE LAW MAY INHIBIT A TAKEOVER THAT STOCKHOLDERS MAY CONSIDER FAVORABLE.

     Provisions in our amended and restated certificate of incorporation, our amended and restated bylaws and Delaware law could delay or prevent a change of control or change in management that would provide stockholders with a premium to the market price of their common stock. The authorization of undesignated preferred stock, for example, gives our board of directors the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of Sitara Networks. If a change of control or change in management is delayed or prevented, this premium may not be realized or the market price of our common stock could decline. See "Description of Capital Stock -- Delaware Anti-Takeover Law and Certain Charter and By-law Provisions."

YOU WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION.

     The public offering price per share will significantly exceed the net tangible book value per share. Accordingly, investors purchasing shares in this offering will suffer immediate dilution of their investment equal to
$[            ] per share, based on an assumed initial public offering price of
$[            ]. If we issue additional shares of common stock in the future, investors purchasing shares in this offering may experience further dilution. Any further dilution could adversely affect the trading price of our common stock. See "Dilution."

OUR MANAGEMENT HAS BROAD DISCRETION IN HOW IT INVESTS OR SPENDS THE PROCEEDS OF THIS OFFERING AND WE MAY INVEST OR SPEND THE PROCEEDS OF THIS OFFERING IN WAYS WITH WHICH INVESTORS MAY NOT AGREE AND IN WAYS THAT MAY NOT YIELD FAVORABLE RETURNS.

     The net proceeds of this offering have not been allocated for any specific purpose. Accordingly, our management will have significant discretion as to how to spend the proceeds from this offering and may spend these proceeds in ways with which our stockholders may not agree. We may not be successful in investing the proceeds of this offering, in our operations or external investments, to yield a favorable return. For more details of use of proceeds, see "Use of Proceeds."

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Many statements made in this prospectus under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus are forward-looking statements that are not based on historical facts. We use words such as "believes," "anticipates," "future," "intends," "plans," "expects," "estimates" and similar expressions to identify forward-looking statements. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statement, including those discussed under "Risk Factors." We undertake no obligation, except as required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

                                USE OF PROCEEDS

     We estimate that the net proceeds to us from the sale of the common stock
in this offering will be approximately $     million, at an assumed initial
offering price of $     per share and after deducting the estimated underwriting
discounts and commissions and offering expenses payable by us in connection with the offering. If the underwriters' over-allotment option is exercised in full,
we estimate that our net proceeds will be approximately $     million. We expect
to use these estimated net proceeds for selling and marketing, capital expenditures, research and development, working capital and general corporate purposes, including possible acquisitions of businesses, products and technologies. We have no current plans, commitments or agreements with respect to any acquisitions, and we may not make any acquisitions.

     We have not identified with certainty the particular uses for the net proceeds to be received upon completion of this offering. Accordingly, our management will have significant flexibility in using the net proceeds of this offering. Pending these uses, we plan to invest the net proceeds in short-term, investment grade, interest-bearing securities.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our common stock, and do not anticipate paying cash dividends on our common stock. We anticipate that we will retain all of our future earnings, if any, for use in the development and expansion of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our financial condition and operating results.

                                 CAPITALIZATION

     This table sets forth our capitalization as of September 30, 2000:

     - On an actual basis,

     - On a pro forma basis to reflect:

        -- the conversion of all outstanding shares of our preferred stock into 33,503,495 shares of our common stock effective automatically upon the closing of this offering, and

        -- the filing of our amended and restated certificate of incorporation upon the closing of this offering, and

     - On a pro forma as adjusted basis to reflect the sale of [          ]
       shares of common stock in this offering at an initial public offering
       price of $[     ] per share.

     This table should be read with our financial statements and the related notes included elsewhere in this prospectus and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this prospectus.

     The number of shares outstanding as of September 30, 2000 excludes:

     - 5,538,714 shares of common stock issuable upon exercise of outstanding stock options under our stock incentive program as of September 30, 2000 at a weighted average exercise price of $1.91,

     - 679,819 shares of common stock reserved and available for issuance under our stock incentive program, as of October 31, 2000,

     - 2,000,000 shares of common stock reserved and available for issuance under our employee stock purchase plan, as of October 31, 2000,

     - shares of capital stock issued after September 30, 2000, including 897,078 shares of our series G convertible redeemable preferred stock, and

     - 591,429 of common stock issuable upon exercise of warrants at a weighted average exercise price of $2.53 as of September 30, 2000.

                                                             AS OF SEPTEMBER 30, 2000
                                                       ------------------------------------
                                                                                 PRO FORMA
                                                        ACTUAL     PRO FORMA    AS ADJUSTED
                                                       --------    ---------    -----------
                                                              (DOLLARS IN THOUSANDS)
Long-term portion of capital lease obligations.......  $  1,133    $  1,133
                                                       --------    --------
Convertible redeemable preferred stock, 26,800,000
  shares authorized actual; no shares authorized pro
  forma and pro forma as adjusted:
  Series A, 6,500,000 shares designated, 6,470,589
     shares issued and outstanding actual; no shares
     designated, issued and outstanding pro forma and
     pro forma as adjusted...........................     7,580          --
  Series B, 5,000,000 shares designated, issued and
     outstanding actual; no shares designated, issued
     and outstanding pro forma and pro forma as
     adjusted........................................     8,824          --
  Series C, 1,350,000 shares designated, 1,312,336
     shares issued and outstanding actual; no shares
     designated, issued and outstanding pro forma and
     pro forma as adjusted...........................     6,079          --

                                                             AS OF SEPTEMBER 30, 2000
                                                       ------------------------------------
                                                                                 PRO FORMA
                                                        ACTUAL     PRO FORMA    AS ADJUSTED
                                                       --------    ---------    -----------
                                                              (DOLLARS IN THOUSANDS)
  Series D, 800,000 shares designated, 787,402 shares
     issued and outstanding actual; no shares
     designated, issued and outstanding pro forma and
     pro forma as adjusted...........................     3,479          --
  Series E, 6,500,000 shares designated, 5,722,903
     shares issued and outstanding actual; no shares
     designated, issued and outstanding pro forma and
     pro forma as adjusted...........................    22,620          --
  Series F, 2,000,000 shares designated, 1,130,000
     shares issued and outstanding actual; no shares
     designated, issued and outstanding pro forma and
     pro forma as adjusted...........................     5,989          --
  Series G, 4,650,000 shares designated, 2,868,661
     shares issued and outstanding actual; no shares
     designated, issued and outstanding pro forma and
     pro forma as adjusted...........................    18,630          --
                                                       --------    --------
     Total convertible redeemable preferred stock....    73,201          --
Stockholders' equity:
  Preferred stock, no shares authorized actual, and
     5,000,000 shares authorized pro forma and pro
     forma as adjusted; no shares issued and
     outstanding actual, pro forma and pro forma as
     adjusted........................................        --          --
  Common stock, 70,000,000 shares authorized actual,
     and 350,000,000 shares authorized pro forma and
     pro forma as adjusted; 9,737,751 shares issued
     and outstanding actual; 43,241,246 shares issued
     and outstanding pro forma; [          ] shares
     issued and outstanding pro forma as adjusted....        --          --
Additional paid-in capital...........................    10,389      74,841
Deferred compensation................................    (6,687)     (6,687)
Cumulative dividends on convertible redeemable
  preferred stock....................................    (8,749)         --
Accumulated deficit..................................   (50,281)    (50,281)
                                                       --------    --------
     Total stockholders' equity (deficit)............   (55,328)     17,873
                                                       --------    --------
     Total capitalization............................  $ 19,006    $ 19,006
                                                       ========    ========

                                    DILUTION

     As of September 30, 2000, we had a pro forma net tangible book value of $17.9 million, or $0.41 per share. Pro forma net tangible book value per share is equal to our total tangible assets less total liabilities, divided by the number of outstanding shares of our common stock, after giving effect to the conversion of all shares of our convertible preferred stock into common stock. After giving effect to our receipt of the estimated net proceeds from the sale of the shares of common stock in this offering at an assumed initial public offering price of $
per share, after deducting the estimated underwriting discounts and commissions and the estimated expenses relating to this offering, our pro forma net tangible
book value as of September 30, 2000 would have been $          , or $     per
share. This represents an immediate increase in pro forma net tangible book
value of $          per share to existing stockholders and an immediate dilution
of $     per share to new investors purchasing shares in this offering. If the
initial public offering price is higher or lower than $     per share, the
dilution to new investors will be higher or lower. The following table illustrates this per share dilution:

Assumed initial public offering price per share......             $
  Pro forma net tangible book value per share as of
     September 30, 2000..............................  $  0.41
  Increase per share attributable to new investors...
                                                       -------
Pro forma net tangible book value per share after the
  offering...........................................
                                                                  -------
Dilution per share to new investors..................             $
                                                                  -------

     The following table summarizes, as of September 30, 2000, on the pro forma basis described above, the difference between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by the existing stockholders and by new public investors purchasing shares from us in this offering before deducting estimated underwriting discounts and commissions and offering expenses:

                                                                           AVERAGE
                             SHARES PURCHASED      TOTAL CONSIDERATION      PRICE
                           --------------------   ---------------------   ---------
                             NUMBER     PERCENT     AMOUNT      PERCENT   PER SHARE
                           ----------   -------   -----------   -------   ---------
Existing stockholders....  43,241,246         %   $68,189,464         %     $1.58
New investors............
                           ----------    -----    -----------    -----      -----
Total....................                100.0%   $              100.0%     $
                           ==========    =====    ===========    =====      =====

     The foregoing computations are based on the number of shares of our common stock outstanding as of September 30, 2000 and include 33,503,495 shares of our common stock issuable upon conversion of our convertible preferred stock, and exclude 5,538,714 shares of our common stock subject to outstanding options at September 30, 2000 at a weighted average exercise price of approximately $1.91 per share and 591,429 shares of our common stock issuable upon exercise of warrants outstanding as of September 30, 2000 at a weighted average exercise price of $2.53 per share. To the extent that all of these options and warrants are exercised, pro forma net tangible book value per share after this offering
would be $          and total dilution per share to new investors would be
$          .

     If the underwriters' over-allotment option is exercised in full, pro forma
net tangible book value per share after this offering would be $     and total
dilution per share to new investors would be $          .

                            SELECTED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     You should read the selected financial data with Management's Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements and related notes included elsewhere in this prospectus. The selected financial data set forth as of December 31, 1998 and 1999 and September 30, 2000 and for the years ended December 31, 1997, 1998 and 1999 and for the nine months ended September 30, 2000 are derived from the financial statements included elsewhere in this prospectus which have been audited by PricewaterhouseCoopers LLP, independent accountants. The selected balance sheet data as of December 31, 1996 and 1997 and the statement of operations data for the period from July 19, 1996 (date of inception) through December 31, 1996 are derived from audited financial statements not included in this prospectus. The statement of operations data for the nine months ended September 30, 1999 is derived from unaudited financial statements included in this prospectus. In the opinion of management, the unaudited consolidated financial statements for the nine months ended September 30, 1999, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the interim information. Historical results are not necessarily indicative of results that may be achieved in any future period.

                                                                           YEAR ENDED              NINE MONTHS ENDED
                                             FROM JULY 19, 1996           DECEMBER 31,               SEPTEMBER 30,
                                                  THROUGH         ----------------------------   ----------------------
                                             DECEMBER 31, 1996     1997      1998       1999        1999         2000
                                             ------------------   -------   -------   --------   -----------   --------
                                                                                                 (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenue....................................        $   --         $    --   $   175   $     --     $    --     $  2,353
Cost of revenue (excluding stock-based
  compensation of $0, $0, $0, $0, $0 and
  $100, respectively)......................            --              --       104         --          --        1,639
                                                   ------         -------   -------   --------     -------     --------
Gross margin...............................            --              --        71         --          --          714
Operating expenses:
  Selling and marketing (excluding stock-
    based compensation of $0, $0, $0, $441,
    $96 and $448, respectively)............            23           1,517     3,785      3,588       2,603       14,963
  General and administrative (excluding
    stock-based compensation of $0, $0, $0,
    $0, $0 and $44, respectively)..........           196             989     1,413      1,485       1,073        1,881
  Research and development (excluding
    stock-based compensation of $0, $37,
    $40, $345, $65 and $1,260,
    respectively)..........................           112           2,058     2,959      6,831       4,343        8,125
  Stock-based compensation.................            --              37        40        786         161        1,852
                                                   ------         -------   -------   --------     -------     --------
    Total operating expenses...............           331           4,601     8,197     12,690       8,180       26,821
                                                   ------         -------   -------   --------     -------     --------
Loss from operations.......................          (331)         (4,601)   (8,126)   (12,690)     (8,180)     (26,107)
Interest income, net.......................             7             244       294        312         128          717
                                                   ------         -------   -------   --------     -------     --------
Net loss...................................          (324)         (4,357)   (7,832)   (12,378)     (8,052)     (25,390)
Accrued dividends for preferred
  stockholders.............................           (30)           (736)   (1,448)    (2,825)     (1,752)      (3,711)
Accretion of preferred stock to redemption
  value....................................            --              (1)       (3)      (104)        (63)        (203)
                                                   ------         -------   -------   --------     -------     --------
Net loss attributable to common
  stockholders.............................        $ (354)        $(5,094)  $(9,283)  $(15,307)    $(9,867)    $(29,304)
                                                   ======         =======   =======   ========     =======     ========
Basic and diluted net loss per share.......        $(0.22)        $ (1.26)  $ (1.60)  $  (2.09)    $ (1.41)    $  (3.36)
                                                   ======         =======   =======   ========     =======     ========
Shares used in computing basic and diluted
  net loss per share.......................         1,596           4,035     5,790      7,307       7,006        8,711
Pro forma basic and diluted net loss per
  share (unaudited)........................                                           $  (0.39)                $  (0.66)
                                                                                      ========                 ========
Shares used in computing pro forma basic
  and diluted net loss per share
  (unaudited)..............................                                             31,620                   38,759

     Shares used in computing pro forma share amounts reflect the conversion of all of the outstanding shares of our preferred stock as of September 30, 2000 into shares of our common stock as if the shares had converted into shares of common stock immediately upon their issuance.

     The pro forma balance sheet data shown below assumes the conversion of all of our outstanding shares of preferred stock as of September 30, 2000 into common stock upon the closing of this offering. The pro forma as adjusted data
gives effect to this conversion and to the sale of [               ] shares of
common stock that we are offering under this prospectus at an initial public
offering price of $     per share after deducting the underwriting discounts and
commissions and estimated offering expenses. The actual, pro forma and pro forma as adjusted balance sheet data excludes issuances of our capital stock after September 30, 2000, including 897,078 shares of our series G preferred convertible redeemable stock.

                                                                                           AS OF SEPTEMBER 30, 2000
                                                      AS OF DECEMBER 31,              ----------------------------------
                                            ---------------------------------------                           PRO FORMA
                                             1996      1997       1998       1999      ACTUAL    PRO FORMA   AS ADJUSTED
                                            -------   -------   --------   --------   --------   ---------   -----------
                                                                                                       (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents.................  $ 5,167   $ 7,996   $  5,705   $ 17,354   $ 18,055    $18,055      $
Working capital...........................    5,115     7,356      4,717     15,766     15,986     15,986
Total assets..............................    5,217     9,048      9,792     19,494     23,858     23,858
Long-term portion of capital lease
  obligations.............................       --       540        687        539      1,133      1,133
Convertible redeemable preferred stock....    5,513    13,236     22,653     45,466     73,201         --
Total stockholders' equity (deficit)......     (354)   (5,407)   (14,629)   (28,230)   (55,328)    17,873

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the notes to those statements appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those set forth under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     Sitara Networks designs, develops, and markets a comprehensive, integrated suite of high-performance quality of service networking products for enterprises and communications service providers. Our products are designed to address the inherent limitations of Internet protocol, or IP, in order to optimize overall network performance, ensure the availability of mission-critical applications, and ultimately allow service providers to deliver additional revenue-generating services, on demand, with the level of service their customers require.

     Since our inception in July 1996 through December 31, 1999, we were a development stage enterprise primarily engaged in research and development activities focused on quality of service initiatives, and we had no revenues relating to our current products. In early 1999, we began to focus on the commercialization of our current suite of QoS products. QoSWorks was commercially released in the first quarter of 2000 and QoSArray and QoSDirector were commercially released in the fourth quarter of 2000.

     Beginning in the latter part of 1999, we began to accelerate our recruiting efforts to substantially increase our sales and marketing organization in preparation for our product launch in early 2000, as well as expand our research and development organization. From January 1, 2000 to September 30, 2000, we increased our employee headcount from 46 to 156. As of September 30, 2000 we had 88 employees in sales, marketing and customer service, 52 employees in research and development, and 16 employees in finance, administration and operations.

     We sell and market our products through a network of resellers and a direct sales force. As of September 30, 2000, we had 66 resellers, including 27 in the United States and 39 in 19 foreign countries that sell our products to the enterprise market. We have sales offices in 10 United States metropolitan areas and in 12 foreign countries that sell directly to the service provider market and provide sales support to our resellers.

     All of our revenue in the nine months ended September 30, 2000 was from sales of QoSWorks. The substantial majority of sales during this period was to resellers. In the nine months ended September 30, 2000, KoreaLink, one of our resellers in Korea, accounted for approximately 11% of our total revenue. Revenue from customers located outside the United States accounted for approximately 75% of our total revenue for this period. Substantially all of our international sales have been denominated in United States dollars.

     We recognize product revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable, and collectibility is probable. Revenue from service and maintenance contracts is deferred and recognized ratably over the period of the obligation. We make certain sales to partners in distribution channels. These partners are generally given privileges to return a portion of inventory and provided that all other revenue recognition criteria are met, we recognize revenue from distributors when the right of return expires. We accrue for estimated warranty costs upon shipment.

     We outsource our manufacturing and customer repair operations to a contract manufacturer. Our contract manufacturer is responsible for procurement of materials, assembly, testing, packaging and shipment of our products to customers according to our specifications. Our contract manufacturer also provides product repairs and delivery to our customers for products under warranty or service agreements. Accordingly, a significant portion of our cost of revenue is payments to this contract manufacturer. Our cost of revenue also includes the costs of our internal manufacturing support organization, post-sales support and warranty costs.

     Selling and marketing expenses consist primarily of salaries and related employee costs, sales commissions, travel, and marketing activities which include public relations, trade shows and advertising. We expect that selling and marketing expenses will increase in absolute dollars in the future as we hire additional personnel, expand our worldwide sales organization and initiate additional marketing programs.

     General and administrative expenses consist primarily of salaries and related employee costs for executive, finance, human resource and information technology personnel as well as professional fees and other general overhead costs. We expect that general and administrative costs will increase in absolute dollars in the future as we add personnel and incur additional costs to support the growth of our business and operate as a public company.

     Research and development expenses consist primarily of salaries and related employee costs, contract engineering personnel, prototype materials and third-party costs related to the development of our existing and future planned products. We expense research and development costs as incurred. We expect our research and development costs to increase in absolute dollars in the future as we continue to invest in the development of new products.

     In connection with the grant of fully vested stock, restricted stock and stock options to employees, directors, consultants and vendors, we recorded deferred compensation of $1.6 million for 1999 and $6.5 million for the nine months ended September 30, 2000. For employees and directors, this expense represents the difference between the exercise price and the deemed fair market value of our common stock for financial reporting purposes on the date these options were granted. For consultants and vendors, the expense represents the fair value of the stock options granted. To the extent that the equity vests over a period of time, this amount is included in stockholders' equity (deficit) and is being amortized to operations ratably over the vesting period of the stock options. Fully vested equity grants are immediately expensed. We recorded stock-based compensation expense of $0.8 million for 1999 and $1.9 million for the nine months ended September 30, 2000. As of September 30, 2000, we had approximately $6.7 million remaining to be amortized to expense over the future vesting period of the restricted stock and stock options.

     Since inception, we have incurred significant losses and, as of September 30, 2000, we had an accumulated deficit of $50.3 million. These losses have resulted primarily from our research and development efforts, establishment of our worldwide sales organization and reseller network, and the cost of our marketing programs.

RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 2000 AND COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1999

     Revenue. We began shipping QoSWorks in the first quarter of 2000. Revenue for the first nine months of this year was $2.4 million. Our quarterly revenue increased from $0.2 million in the first quarter to $0.8 million in the second quarter to $1.4 million in the third quarter. We had no revenue in the nine months ended September 30, 1999.

     Cost of Revenue. Cost of revenue for the nine months ended September 30, 2000 was $1.6 million, or 69.7% of revenue. We anticipate cost of revenue, as a percentage of revenue, to decline in the future as manufacturing volume increases and we continue to realize the benefit of cost reductions in the hardware design of our products.

     Selling and Marketing. Selling and marketing expenses increased to $15.0 million for the nine months ended September 30, 2000 from $2.6 million for the nine months ended September 30, 1999. This increase reflects the significant expansion of our worldwide sales organization and substantial increase in marketing activities. As a result of the increased sales staffing, compensation expense, including commissions, increased $3.9 million and travel costs increased $1.4 million. We increased expenditures for marketing programs, primarily advertising, trade shows and public relations, by $4.9 million.

     General and Administrative. General and administrative expenses increased to $1.9 million for the nine months ended September 30, 2000 from $1.1 million for the nine months ended September 30, 1999. This increase is a result of an increase in compensation expense, primarily as a result of personnel additions, of $0.3 million, higher professional fees of $0.2 million, as well as higher occupancy and other overhead costs as a result of our expanded operations.

     Research and Development. Research and development expenses increased to $8.1 million for the nine months ended September 30, 2000 from $4.3 million for the nine months ended September 30, 1999. This increase was due largely to an increase in compensation expense of $1.7 million, relating primarily to personnel additions, an increase of $1.3 million for contract engineers and an increase of $0.7 million for prototype materials and third party consulting and design costs. This increase was partially offset by lower amortization costs of $0.7 million relating to a technology license that was amortized over an eighteen month period ending in the second quarter of this year.

     Stock-Based Compensation. Stock-based compensation increased to $1.9 million for the nine months ended September 30, 2000 from $0.2 million for the nine months ended September 30, 1999. This increase was primarily due to stock options granted in connection with our increased hiring efforts as well as performance-based grants.

     Interest Income. Interest income, net of interest expense, increased to $0.7 million for the nine months ended September 30, 2000 from $0.1 million for the nine months ended September 30, 1999. The increase in interest income was a result of higher cash balances primarily generated from the sale of preferred stock.

YEAR ENDED DECEMBER 31, 1999 AND COMPARED TO YEAR ENDED DECEMBER 31, 1998

     Revenue. We had no revenue in 1999. In 1998, we had revenue of $0.2 million relating to a software product we developed.

     Cost of Revenue. We had no cost of revenue in 1999. In 1998, we had cost of revenue of $0.1 million relating to our early software product.

     Selling and Marketing. Selling and marketing expenses decreased to $3.6 million in 1999 from $3.8 million in 1998. This decrease is primarily due to lower marketing expenditures partially offset by increased sales compensation expense in 1999.

     General and Administrative. General and administrative expenses remained relatively flat at $1.5 million in 1999 and $1.4 million in 1998.

     Research and Development. Research and development expenses increased to $6.8 million in 1999 from $3.0 million in 1998. This increase was primarily due to an increase in compensation expense of $0.7 million, an increase of $0.4 million in contract engineers and prototype material, and third party consulting and design costs of $0.3 million. In addition, research and development expenses included $2.0 million in 1999 and $0.2 million in 1998 for the amortization of a technology license acquired in exchange for 787,402 shares of our series D preferred stock.

     Stock-Based Compensation. Stock-based compensation increased to $0.8 million in 1999 from $40,000 in 1998. This increase was primarily due to stock options granted in connection with new hires and performance-based grants.

     Interest Income. Interest income, net of interest expense, was $0.3 million in both 1999 and 1998.

YEAR ENDED DECEMBER 31, 1998 AND COMPARED TO YEAR ENDED DECEMBER 31, 1997

     Revenue. In 1998, we had revenue of $0.2 million relating to a software product we developed. We had no revenue in 1997.

     Cost of Revenue. In 1998, we had cost of revenue of $0.1 million relating to the software product. We had no cost of revenue in 1997.

     Selling and Marketing. Selling and marketing expenses increased to $3.8 million in 1998 from $1.5 million in 1997. This increase is primarily due to an increase in sales compensation expense of $1.3 million, higher marketing program expenditures of $0.4 million and increased travel expenses of $0.2 million.

     General and Administrative. General and administrative expenses increased to $1.4 million in 1998 from $1.0 million in 1997. The increase was primarily due to an increase in compensation expense of $0.2 million and higher occupancy costs of $0.1 million.

     Research and Development. Research and development expenses increased to $3.0 million in 1998 from $2.1 million in 1997. This increase was primarily due to an increase in compensation expense of $0.6 million and $0.2 million for the amortization of a technology license.

     Stock-Based Compensation. Stock-based compensation was relatively flat at $40,000 in 1998 and $37,000 in 1997.

     Interest Income. Interest income, net of interest expense, was $0.3 million in 1998 compared to $0.2 million in 1997.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth a summary of our unaudited statement of operations for each of our seven most recent quarters ended September 30, 2000. You should read the following table in conjunction with our financial statements and related notes in this prospectus. This unaudited quarterly financial information has been prepared on the same basis as our audited financial statements appearing elsewhere in this prospectus. This information includes all adjustments, consisting only of normal recurring adjustments, that we considered necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of the results for a full year or any future periods.

                                                              QUARTER ENDED
                              ------------------------------------------------------------------------------
                              MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,
                                1999        1999       1999        1999       2000        2000       2000
                              ---------   --------   ---------   --------   ---------   --------   ---------
                                                              (IN THOUSANDS)
STATEMENT OF OPERATIONS
  DATA:
Revenue.....................   $    --    $    --     $    --    $    --     $   213    $   756    $  1,384
Cost of revenue(1)..........        --         --          --         --         233        535         871
                               -------    -------     -------    -------     -------    -------    --------
  Gross margin..............        --         --          --         --         (20)       221         513
Operating expenses:
  Selling and marketing(2)..     1,027        994         582        985       2,241      6,088       6,634
  General and
    administrative(3).......       449        301         323        412         525        558         798
  Research and
    development(4)..........     1,342      1,407       1,594      2,488       2,587      2,537       3,001
  Stock-based
    compensation............        10         60          91        625         545        700         607
                               -------    -------     -------    -------     -------    -------    --------
    Total operating
      expenses..............     2,828      2,762       2,590      4,510       5,898      9,883      11,040
                               -------    -------     -------    -------     -------    -------    --------
Loss from operations........    (2,828)    (2,762)     (2,590)    (4,510)     (5,918)    (9,662)    (10,527)
Interest income (expense),
  net.......................        12        (14)        130        184         238        202         277
                               -------    -------     -------    -------     -------    -------    --------
Net loss....................   $(2,816)   $(2,776)    $(2,460)   $(4,326)    $(5,680)   $(9,460)   $(10,250)
                               =======    =======     =======    =======     =======    =======    ========

------------
(1) Excludes stock-based compensation of $0, $0, $0, $0, $33, $43, and $24, respectively.

(2) Excludes stock-based compensation of $0, $47, $50, $344, $95, $162, and $191, respectively.

(3) Excludes stock-based compensation of $0, $0, $0, $0, $3, $4, and $37, respectively.

(4) Excludes stock-based compensation of $10, $13, $41, $281, $414, $491, and $355, respectively.

     Revenue increased from $0.2 million in the first quarter of 2000 to $1.4 million in the third quarter of 2000 as a result of the expansion of our QoSWorks product line, increasing market acceptance of our products and the significant expansion of our worldwide sales organization and network of resellers.

     Our gross profit margin as a percentage of revenue has increased sequentially since the first quarter of 2000. This increase is a result of higher average selling prices due to sales of higher throughput capacity QoSWorks products beginning in June, as well as the benefit of cost reductions in the hardware design of the product. In addition, the costs of our manufacturing support organization have become proportionately lower on the higher level of revenue.

     The growth in our operating expenses, beginning in the fourth quarter of 1999, primarily reflects the significant increase in staffing levels, particularly in sales and research and development, along with a higher level of expenditures for marketing programs.

     We believe that quarterly comparisons of revenue and operating results are not necessarily meaningful or indicative of future performance as our operating history is limited and the market for our products is rapidly evolving.

LIQUIDITY AND CAPITAL RESOURCES

     We have funded our operations primarily through sales of convertible redeemable preferred stock. From inception through October 2000, we received net proceeds of $68.1 million from a series of convertible redeemable preferred stock financings. We have also used capital equipment lease financing to fund a significant portion of our property and equipment acquisitions. As of September 30, 2000, our principal source of liquidity was $18.1 million in cash and cash equivalents. In October 2000, we received an additional $5.8 million in net proceeds from the sale of convertible redeemable preferred stock.

     Cash used in operating activities was $22.0 million for the nine months ended September 30, 2000. In 1999 and 1998, we used $8.7 million and $7.2 million of cash in operating activities, respectively. The cash used in the nine months ended September 30, 2000 was primarily a result of our net loss, excluding depreciation and amortization of $1.3 million and stock-based compensation charges of $1.9 million. Accounts receivable at September 30, 2000 were approximately 72% of our revenues for the quarter ended September 30, 2000, which reflects the higher proportion of sales occurring during the final month of the quarter and longer payment terms associated with our international sales relative to our domestic sales. Inventories of $0.3 million at September 30, 2000 primarily represents inventory related to sales transactions for which we have deferred revenue, and service inventory.

     The cash used in operating activities in 1999 and 1998 was primarily a result of our operating losses, excluding non-cash depreciation and amortization charges, and stock-based compensation charges.

     Cash used in investing activities was $1.1 million in the nine months ended September 30, 2000 and was primarily due to $1.5 million in purchases of property and equipment, of which $0.8 million was financed through capital equipment leases through sale and leaseback transactions. Most of our lease financing to date has been under a master lease line with one lease financing source. As of September 30, 2000, we had no remaining availability under our current master lease line. We are in the process of negotiating a $1.5 million extension of this lease line. In each of 1999 and 1998, we purchased $0.5 million of property and equipment, and received proceeds from sale and leaseback transactions under capital equipment lease lines of $0.4 million and $0.5 million, respectively. For the nine months ended September 30, 2000, property and equipment purchases were primarily for computer equipment for our research and development organization, as well as office furniture and the purchase of business application software. In 1999 and 1998, property and equipment purchases were primarily for computer equipment for our research and development organization.

     At September 30, 2000, the principal amount outstanding under various capital leases was $1.8 million, of which $0.7 million is due over the next twelve months.

     Cash provided by financing activities was $23.8 million in the nine months ended September 30, 2000 primarily from the sale of convertible redeemable preferred stock. In October 2000, we received additional net proceeds of $5.8 million from the sale of convertible redeemable preferred stock. In 1999 and 1998, we received total net proceeds of $20.8 million and $5.0 million, respectively, from the sale of convertible preferred stock.

     We are currently in the process of negotiating a $4.0 million working capital line of credit and a $1.0 million equipment lease line with a domestic bank.

     We believe that the net proceeds from this offering, together with existing cash balances and anticipated lines of credit and capital lease financing, will be sufficient to meet our cash requirements and plans for growth for at least the next 12 months. However, it is difficult for us to predict with certainty our future cash requirements and we may be required, or elect, to raise additional funds during this period, and we may need to raise additional funds in future periods. The issuance of additional equity or equity-related securities will be dilutive to our stockholders. We may not be able to raise additional funds in the future or, if available, additional funds may not be available on terms that are acceptable to us. In the event that this offering is not completed as anticipated and additional financing is not obtained on a timely basis, we would reassess our current business plans and significantly reduce planned operating expenditures accordingly in order to maintain ongoing operations.

NET OPERATING LOSSES AND RESEARCH AND EXPERIMENTATION CREDIT CARRYFORWARDS

     We have not recorded a provision for income taxes because we have experienced net losses from inception through September 30, 2000. As of September 30, 2000, we had federal net operating losses of approximately $28.1 million and research and experimentation credit carryforwards of approximately $0.7 million, against which we have provided a 100% valuation allowance. These carryforwards will expire at various dates through 2019, if not used. Utilization of these carryforwards may be subject to annual limitations due to ownership change provisions.

EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board, or the FASB, issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities which was subsequently amended by SFAS No. 138." The standard, as amended, established accounting and reporting standards requiring the recognition of all derivative instruments as either assets or liabilities in the statement of financial position and the measure of those instruments at fair value. In June 1999, the FASB issued SFAS No. 137, which defers the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. Because we do not currently hold any derivative instruments and do not currently engage in hedging activities, the adoption of SFAS No. 133 is not expected to have a material impact on our financial position or operating results.

                                    BUSINESS

OVERVIEW

     Sitara Networks designs, develops, and markets a comprehensive, integrated suite of high-performance quality of service networking products for enterprises and communications service providers. Quality of service, or QoS, is an umbrella term for techniques used to monitor network resource usage and to intelligently match the needs of specific applications such as video conferencing, email, voice over IP, or VoIP, and other data traffic with available network resources based on pre-determined business priorities and allocations. Our products are designed to address the inherent limitations of Internet protocol, or IP, in order to optimize overall network performance, ensure the availability of mission-critical applications, and ultimately allow service providers to deliver additional revenue-generating services, on demand, with the level of service their customers require.

     Our products integrate a variety of QoS techniques into a single platform to allow enterprises and service providers to monitor, set, and enforce network resource usage policies based on business priorities and the intelligence gained from real-time analysis of data traffic across an entire network. Our products can scale from low-speed connections at remote offices to large network aggregation points with higher data throughput requirements. We have architected our products to be independent from the physical network infrastructure so that they have the flexibility to adapt to changes in network configuration and business needs.

INDUSTRY BACKGROUND

     During the past decade, the Internet has emerged as a critical platform of commerce, communications and business management. The number of enterprises and consumers using the Internet and the amount and complexity of the data traffic traversing the Internet has increased at a significant rate. Likewise, many networking and communications service providers are increasingly using the Internet to deliver a variety of new networking and communication services. According to International Data Corporation, or IDC, there were approximately 240 million users of the Internet at the end of 1999 and the number of users is expected to grow to 602 million by 2003. RHK, Inc. estimates that Internet traffic volume will grow from approximately 350,000 terabytes per month in 1999 to approximately 15 million terabytes per month in 2003. A terabyte is equal to approximately 1.1 trillion bytes.

     The emergence of the Internet has led to the prominence of IP, the standard that defines how computers communicate with each other over the Internet. Before the emergence of IP, enterprises and service providers traditionally deployed multiple dedicated networks to handle each of their applications and types of data traffic. At the same time, computer security technology, such as firewalls, computer virus detection, network intrusion detection, and data encryption, which is the coding of data for security purposes, has improved significantly such that so-called "virtual private networks", or VPNs, can now be deployed securely over the Internet. The establishment of IP as a single, standard protocol for network communications and the improvement of VPN security technology enables IP convergence.

     As IP has emerged as the dominant network communications protocol, enterprises and service providers have found it increasingly attractive to deploy network applications and services over converged IP networks. Doing so allows them to reduce expenses by operating on a single IP network rather than multiple dedicated networks. In the case of service providers, IP convergence is particularly appealing because it allows them to reduce expenses associated with maintaining separate voice and data networks and instead consolidate all traffic onto a single broadband IP network. IP convergence, because it takes advantage of widely deployed open-standard technology, such as Internet browsers, enables enterprises to improve their business processes and enhance communications, marketing, and sales to their customers, suppliers and other business partners. Similarly, IP convergence enables service providers to offer new types of value-added services to their customers. For example, according to Frost & Sullivan, Internet telephony data traffic, known as voice over IP or VoIP, measured in minutes per month is expected to grow to approximately 8.7 billion minutes in 2002 from 6.3 million minutes in 1997. The ubiquity and flexibility of IP and recent substantial increases in bandwidth availability also have led to the further emergence of application service providers, or ASPs. ASPs provide IP-based applications to enterprises on an outsourced basis. The use of ASPs enables enterprises to reduce expenses associated with the operation and maintenance of dedicated networks and enterprise applications, and increase the utility of scarce human resources within the enterprise. According to Dataquest, the ASP market is expected to grow to approximately $25 billion in 2004 from $1 billion in 1999.

     To date, enterprises and service providers have failed to realize the many potential benefits made possible by IP convergence. The transition to converged IP networks has resulted in a loss of control of the reliability, predictability and manageability of networks and the ability to ensure the performance of mission-critical applications. Traditionally, enterprises have used private networks to deliver and ensure the performance of mission-critical applications using technologies, such as asynchronous transfer mode, commonly known as ATM, and dedicated networks, such as frame-relay networks and leased-line circuit-switched networks. Dedicated networks are expensive to operate and maintain, their bandwidth resources are generally underutilized except at times of peak usage, and they require the deployment of multiple types of equipment at various sites on a network. However, in transitioning away from the use of ATM and dedicated networks, enterprises and service providers have lost the ability to intelligently monitor network usage, deliver a consistent quality of service and guarantee service levels to users and customers. This is because of the inherent limitations of IP networks without QoS.

     IP networks are generally unable to distinguish among different traffic types. Without this intelligence, network managers are unable to monitor and prioritize network applications and groups of users with respect to the allocation of limited network resources. Moreover, IP networks without QoS are only "best efforts" networks, which means that these networks cannot provide any assurance that IP traffic on the network will be delivered to the target device reliably and within the time required by the particular application. As a result, non-critical IP-based applications, such as email and web browsing, can crowd out mission-critical enterprise application traffic, such as VoIP and transaction processing, where unpredictable delay or loss of communication can negatively impact application performance. The inability to provide real-time intelligence on network usage and traffic type on an IP network limits efficient monitoring, managing and reporting on network usage and availability. As a result, enterprises are limited in their ability to effectively deploy and expand network functionality. Likewise, service providers are limited in their ability to provide an array of value-added services, including supplying and maintaining different rated classes of service, bandwidth on demand, web hosting, application outsourcing and application service level management.

     Thus, despite the potential benefits of the use of converged IP networks, the inability of enterprises and service providers to ensure the necessary levels of quality of service to various groups of network users, applications and traffic types on a network has slowed the progress toward true IP convergence. This has given rise to a number of QoS solutions for IP networks.

     There are several products on the market today that are designed to deliver QoS to specific points on IP networks. These include bandwidth managers, Layer 4 through 7 switches, which can switch IP traffic based on its content up to the application layer, Web caches, which locally store frequently-used accessed content, and routers, which direct traffic to the proper destination. However, using multiple, single-function QoS products does not provide a comprehensive, end-to-end QoS solution for an IP network. The use of multiple QoS products generally creates increased network traffic delay, further complexity and cost, and additional points of potential network failure, all of which can reduce the overall performance of a network. Additionally, it is difficult to scale each of the products individually with the growth of network traffic because the products are single function or "point" solutions. The use of multiple point products also prevents a network manager from setting consistent network resource allocation policies and priorities across an entire network. Moreover, because of their narrow focus on specific current traffic types and network congestion points, these point products may fail to address QoS problems arising from future types of IP traffic. For example, one approach recently employed is to add some QoS capabilities to network routers. This approach provides only a narrow range of QoS functionality and has the negative effect of reducing the speed of a router's core function, routing traffic as quickly as possible. We believe these point products have failed to deliver the quality of service attributes necessary to enable true IP convergence.

     We believe that the trend toward IP convergence combined with the inherently limited reliability, predictability and manageability of IP networks and the non-integrated nature of current QoS products has created a market opportunity for a comprehensive, high-performance QoS solution for enterprises and service providers operating converged IP networks.

THE SITARA NETWORKS' SOLUTION

     Our comprehensive, integrated suite of high-performance QoS products is designed to enable enterprises and service providers to optimize converged IP network resources to ensure the availability and performance of mission-critical applications and to enhance overall network performance. Our products are designed to enable service providers to offer additional revenue-generating services on-demand with the level of quality that their customers require. Our products are designed to classify, prioritize and manage multiple traffic types and network users across a common IP infrastructure using a wide range of QoS techniques. Our products are designed to be independent of the physical network and, as a result, can easily scale and adapt to changes in network configuration and business needs. Specifically, our products can allocate the necessary bandwidth for a given application, prioritize handling of certain applications and users versus other traffic or users, influence the latency or speed at which the application moves through a network, and store the content locally when possible to facilitate its re-use. Furthermore, we design our products to enable a network to respond to specific periodic business initiatives which require pre-determined bandwidth and QoS functionality on a network-wide basis for certain applications or specific users. We believe that the comprehensive and integrated nature of our QoS products offers significant advantages over other QoS products.

     Our QoS products provide the following operational benefits:

     Improved application and network performance. Our QoS products are designed to optimize utilization of network resources and improve the performance of applications. Specifically, our products can improve network and application response time and reliability while minimizing data loss and network downtime. As a result, mission-critical application performance is protected against degradation by traffic from lower-priority applications. Our products enable the deployment of a network-wide overlay of QoS solutions to allow our customers to prioritize their applications, traffic types and users, and allocate network bandwidth resources appropriately. This QoS overlay allows our customers to ensure the availability and performance of mission-critical, communication latency-sensitive and bandwidth-intensive applications over converged IP networks. Further, this QoS overlay is designed to enable the efficient deployment of emerging IP-based applications, such as VoIP and multimedia applications that are more demanding of network resources.

     Scalability over multiple network sizes and speeds. Our QoS products are designed to deliver quality of service to any point on a network ranging in speed from 64 kilobits per second, or

Kbps, to optical carrier 3, or OC3. Our products can be scaled from a single unit deployment to across an entire service provider network. We believe that our product architecture will be able to support a migration to higher speed applications and larger network deployments in our future product releases.

     Real-time network performance visibility and resource control. Our QoS products enable network managers to use a single user interface to view and monitor all traffic types and set and refine policies for all QoS functions network-wide on a continuous basis. This network-wide intelligence overlay allows our QoS products to provide immediate policy management information regarding which network applications are being accessed, how these applications are behaving, how effective current network QoS policies are, and how policies might be refined or changed to optimize network functionality while protecting mission-critical applications. Network managers can also produce easy-to-read graphical reports on historical and current network traffic throughput and bandwidth utilization.

     Flexibility to handle any IP-based application and many other diverse data types. Enterprises and service providers that implement our QoS products can quickly and easily deploy additional IP-based applications without reconfiguration of their networks because of the ability of our products to operate with any IP traffic. Our QoS products are also able to operate with traffic from many legacy non-IP applications. Our QoS products are designed to recognize all standard network traffic types, allowing them to efficiently operate in multiple network environments. Further, because our QoS products are based on industry-standard open hardware and software platforms, we can add new features to our products quickly through software updates and additional hardware cards, which provides investment protection for our customers.

     Ease of use. Our QoS products can be installed to implement an end-to-end QoS solution across a network without changes to routers or other network equipment and minimal, if any, changes to customer or host application software. In addition, our products are designed to be transparent on a network and contain monitoring features, such as an intuitive user interface to enable network managers to set and implement network-wide QoS policies expeditiously. Our products reduce the time and complexity of deployment of QoS across a network. Further, service providers can deploy our products on customer sites between the customer's network access router and the customer's local area network to maintain and track application performance through the browser interface and react to application and network performance problems.

     These operational benefits can provide the following financial benefits to our customers:

     Enhanced service provider revenue opportunities. We believe our QoS products enable service providers to deliver additional revenue-generating services beyond merely providing bandwidth. Service providers can use our QoS products to enable the efficient delivery of value-added services, such as bandwidth on demand, VoIP, web hosting, application outsourcing and other offerings based on differing guaranteed levels of service, including supplying and maintaining different rated classes of service and application service level management.

     Cost savings. Our QoS products are designed to enable enterprises and service providers to realize potential cost savings by efficiently utilizing a converged IP network rather than multiple dedicated networks. The comprehensive nature of our QoS products allow our customers to address their QoS needs with a single-product rather than having to purchase multiple single-point QoS products. Our products can also reduce the costs associated with network downtime by enabling network managers to maintain optimal prioritization and allocation of available network resources. The ability to prioritize and allocate available network resources also allows enterprises and service providers to avoid over-provisioning networks with bandwidth resources in an often futile attempt to ensure resource availability.

BUSINESS STRATEGY

     Our goal is to become the leading worldwide provider of QoS solutions to enterprises and service providers. Key elements of our strategy include:

     Leveraging our product architecture to extend technological leadership. We intend to leverage our unique product architecture to enable us to respond quickly to evolving market requirements through periodic enhancements of existing products and rapid development of new QoS products. We have developed significant expertise in the integration of QoS technologies for the deployment of a network-wide QoS solution. We intend to ensure that our hardware and software architectures continue to incorporate emerging QoS technologies, as well as being flexible, extensible and designed to support emerging network technologies, including those made available to us through strategic relationships. We also may selectively pursue strategic acquisitions of products, technologies and businesses that will complement or enhance our QoS products.

     Increasing our focus on the service provider market. We are actively pursuing opportunities to expand sales of our products to and through service providers. We believe service providers are under increasing pressure to attract new subscribers, increase demand for their services, reduce subscriber turnover, improve operating margins and develop new revenue streams. Service providers seek to differentiate themselves through value-added service offerings, such as supplying and maintaining differentiated classes of service, bandwidth on demand, Web hosting, application outsourcing and application service level management. We believe our QoS solutions enable service providers to deliver these higher value services by enhancing network and application performance and better managing and allocating network resources.

     Growing our global, sales force, distribution channel network and support capabilities. We are investing significant resources worldwide to expand our direct sales force and further develop our indirect sales channels to accelerate sales of our expanding product line. We plan to increase our direct sales force principally to support our extended and expanded focus on the service provider market. We plan to expand our indirect sales channels through strategic relationships with leading industry resellers, original equipment manufacturers, systems integrators, service providers and other channel partners to address the enterprise market. We also intend to expand our service and support infrastructure to meet the needs of our growing customer base to enable our customers to maximize their network functionality through the use of our QoS products by offering a wide range of service and support programs to meet individual customer needs.

     Accelerating our product introductions. We are focusing on providing comprehensive, high-performance, easy-to-use and cost-effective QoS solutions to enterprises and service providers operating converged IP networks. As the Internet proliferates and new IP-based applications and services emerge, we believe enterprises and service providers will continue to adopt and expand the use of IP-based applications at a rapid rate and that effective QoS solutions will become an increasingly important requirement for maintaining efficient network operations. We intend to continue to enhance and expand our suite of QoS products to broaden our QoS solutions portfolio and bolster our competitive position in the market.

     Expanding our strategic relationships. We continue to seek to expand our relationships with new and existing strategic partners that will enable us to increase the market opportunity for our products. We believe that the continuing trend of rapid convergence of networks and applications to the use of IP presents a unique opportunity to partner with the developers of emerging applications. We believe that the developers of such emerging technologies will require powerful QoS solutions and that relationships with those developers will enable us to best adapt our product line to the requirements of such technologies. For example, we have entered into a strategic relationship with Siemens to deploy our QoS solutions with Siemens'

VoIP products and with Citrix to ensure our QoS solutions are able to protect and prioritize Citrix application traffic.

     Establishing global brand recognition for our products. We are investing significant resources in expanding and enhancing our global brand recognition campaign. We believe that the comprehensive and integrated nature of our QoS products gives us an opportunity to establish Sitara Networks as the standard for comprehensive QoS solutions.

PRODUCTS

     Our suite of QoS products is designed to enable enterprises and service providers to deploy multiple applications and to handle multiple traffic types over a single converged IP network. We also deliver management tools to enable QoS decision-making across a large network. Our suite of QoS products is comprised of QoSWorks and QoSArray, devices that deliver a flexible solution to provide the QoS functionality necessary to manage diverse traffic types over a network, and QoSDirector, our central policy management system utilized for large deployments of QoSWorks and QoSArray.

     QoSWorks is a QoS device designed for deployment on enterprise premises, whether at headquarters, remote offices or data centers that require throughput of up to 100 Mbps. QoSWorks classifies and prioritizes different traffic types and groups of users on a network and enables network managers to set policies that protect mission-critical application traffic, enforce those policies through a combination of integrated traffic management, and a policy-smart Web cache and enables reporting on the effectiveness of policies. QoSWorks is designed to be a complete QoS device for deployment in enterprise remote offices.

                        [FIRST PRODUCT SECTION DIAGRAM]

     [The diagram depicts a topology for use of QoSWorks and QoSDirector. In the middle of the diagram appears a box, which is labeled "QoSWorks," and above that, connected by a line, is a box entitled QoSDirector. To the left of the QoSWorks box is a square connected by a line which is labeled "Switch." To the right of the box connected by a line is a flat cylinder which is labeled "Router." To the right of the cylinder connected by a line is "64-T3," which is a range of throughput speeds within which QoSWorks can operate.]

     QoSArray is a multi-module QoS system that supports complex network topologies and is designed for deployment at large enterprises and service providers, such as communications service providers, Internet service providers, or ISPs, competitive local exchange carriers, or CLECs, ASPs, data centers and Web hosting facilities. QoSArray offers all of the QoS features available in QoSWorks, and uses a modular scalable architecture and patent pending clustering technology to scale to large networks operating at speeds of up to OC3 with gigabit ethernet interfaces. QoSArray is designed to learn from the network environment in which it is deployed and adapts to it transparently, requiring minimal configuration. QoSArray is designed to deliver the throughput and fault-tolerance required for enforcing and monitoring service level agreements, or SLAs, and management and dynamic service provisioning across many customers.

                        [SECOND PRODUCT SECTION DIAGRAM]

     [The diagram depicts a network topology for use of QoSArray and QoSDirector. In the middle of the diagram appear two boxes arranged vertically, which are labeled QoSArray, and above the upper box appears a box which is connected by a line which is labeled QoSDirector. To the left of each QoSArray connected by lines are two squares which are labeled "Switch." To the right of each QoSArray connected by lines are two flat cylinders which are labeled "Router." To the right of each cylinder connected by lines is "10mb-155OC3," which is the range of throughput speeds within which QoSArray can operate.]

     QoSDirector is a central policy management software system that enables our customers to manage large installations of QoSWorks and QoSArray systems from a single intuitive user interface. QoSDirector is designed to enable customers to enjoy the benefits of QoS more fully by enabling an entire customer network with the efficiency, security and reliability of centralized management. QoSDirector provides a global view of network traffic and application performance, and enables accurate billing and charge-backs and guaranteed SLAs.

               DATE FIRST                      TARGET MARKET/
                RELEASED      THROUGHPUT      TARGET CUSTOMERS             PRICE RANGE
QoSWorks      First quarter  From 64 Kbps   Enterprise              $2,500 to $25,000
              2000           to 100 Mbps    Market/Enterprises
                                            with a mix of
                                            mission-critical and
                                            lower-priority
                                            traffic, international
                                            operations or multiple
                                            branches
QoSArray      Fourth         From 20 Mbps   Service Provider        $25,000 to $75,000
              quarter 2000   to OC3 with    Market/Communications
                             gigabit        service providers,
                             ethernet       ISPs, CLECs, ASPs,
                             interfaces     data centers, and Web
                                            hosting facilities
QoSDirector   Fourth         Not            Customers with large    $10,000; licenses for
              quarter 2000   applicable     deployments of          managed QoSWorks nodes
                                            QoSWorks or QoSArray    range from $100 to $1,000
                                                                    and licenses for managed
                                                                    QoSArray nodes range from
                                                                    $1,000 to $3,000

     Our QoS products are designed to optimize converged IP network performance and ensure the reliability of mission-critical applications by utilizing the following QoS features:

     Wire-speed classification. Classification is the first step in establishing and managing network policies and determining the handling of IP data traffic across a network. Our QoS products are designed to classify packets by source port, destination port, source IP address, destination IP address, protocol and other attributes. The products are designed to automatically classify all IP and non-IP traffic at wire-speed, which means at the speed of the network with no perceptible delay. Our QoS products can classify based on default and user-defined parameters and also distinguish between applications using the same protocol.

     Intuitive policy management. Our QoS products are designed to enable policy setting with a powerful, intuitive user interface design that hides the complexity of underlying technologies. The products enable network managers to use a single screen to set application priorities, allocate bandwidth by user or application class, session and burst, enable or disable caching, set admission-control policies, mark IP precedence or type-of-service bits and designate the times when policies are in effect. The products' monitoring feature is designed to allow network managers to observe the effects of policies and revise them based on actual network performance, thereby creating an efficient feedback loop and a fast, easy way to set and administer policies.

     Sitara Networks AccuRate Traffic Management. Our QoS products' integrated traffic management capability, called Sitara Networks AccuRate Traffic Management, or AccuRate, combines the following QoS tools: TCP rate shaping, class-based queuing, an algorithm for fair allocation of bandwidth by connection, and optimization of the size of data packets moving across a network. TCP rate shaping is a QoS tool that works with TCIP/IP traffic specifically. TCP/IP traffic is a subset of IP traffic. The purpose of the TCP rate shaper is to reduce the volatility of TCP/IP traffic flow by instructing the transmitter to reduce the amount of data being transmitted by affecting the rate at which the data is sent. The goal is to minimize the TCIP/IP traffic bursts that can cause a traffic jam in the router and introduce delays that adversely affect latency-sensitive applications. Class-based queuing manages both IP and non-IP traffic and manages traffic at the packet level. Class-based queuing provides more accurate information on traffic conditions than TCP rate shaping and can therefore ensure precise allocation of bandwidth even at lower speeds. In addition, to ensure fairness to all users within a common class of traffic, our QoS products include techniques for fair allocation of bandwidth by connection. The last components of AccuRate are the QoS techniques called packet-size optimization and queue depth control. Packet-size optimization allows network managers to set parameters that control the size of transmitted packets when latency-sensitive applications, such as VoIP, are operating on a converged IP network at the same time as applications that require large file transfers, such as email with attachments. In this case, packet-size optimization reduces the packet size of the large file transfer to a pre-specified smaller size, ensuring that the latency-sensitive traffic, such as VoIP, is provided the priority it needs. Queue depth control allows network managers to control the number of packets waiting in queues so that latency-sensitive mission-critical data can be processed within specified delay limits.

     Policy-smart Web caching. Our QoS products are architected with an internal, transparent cache. Caching provides QoS benefits at the edge of a network, especially at the remote office, by storing frequently accessed Web pages in a local cache that all users in a remote office can use, rather than going over an enterprise's wide-area network, or WAN, to the Internet to retrieve the same pages on each occasion that a user needs to access those Web pages. Caching not only reduces traffic over the WAN, it also improves response time for the end user. Our cache requires no reconfiguration of routers or other equipment or deployment of a Layer 4 through 7 switch. Web page requests are transparently intercepted and internally redirected to the integrated cache. Then, content is either served locally if it is already stored in the cache or retrieved from the origin site. If content must be retrieved from the origin site, it is concurrently stored in the cache, so that it can be served out locally to the next user. Another benefit of our cache is that it is under policy control. Users can enable or disable caching within each policy, and features can be subject to bandwidth limitations, to ensure that they do not crowd out critical applications. In addition, the integration of caching with traffic management and other features in our products enables traffic to be classified only once, minimizing latency. The system can be configured using one console, with monitoring and accounting data collected in one place for faster and easier analysis of network performance.

     Real-time monitoring and reporting. Our products are designed to provide a network manager with the ability to monitor both IP and non-IP traffic. This helps network managers set policies to optimize mission-critical data traffic. Our QoS products feature an overview screen that provides useful information on all traffic types running on a network. Network managers can also generate easy-to-read graphical reports on historical and current throughput and bandwidth utilization. Planning tools included in our QoS products can show average, peak and minimum bandwidth usage by application over different time intervals.

TECHNOLOGY

     Our technology is based on a layered architecture that is designed to provide scalable, flexible and manageable QoS solutions for a variety of applications. Our design philosophy focuses on the integration of the following key elements: clustering technology, application-specific traffic management and policy-based network management. Our architecture has well-defined interfaces among its layers that we believe make the architecture extremely scalable and flexible. Each of the functions mentioned above can be run on a single processor or split and run on separate processors.

     Clustering. The fundamental technique for providing scalability to our architecture is our patent-pending clustering technology. This technology is designed to synchronize two or more QoS modules that, when linked, perform as a single QoS product, enabling quality of service at wire-speed. The key to this technique is the ability to synchronize and load balance incoming data traffic across multiple cluster elements or QoS products to provide quality of service. Each element of the cluster manages only a portion of the overall traffic without overloading its processing capacity. In the event of a failure of a cluster element, the other elements in the cluster detect the failure and the traffic flowing through the failed element is automatically rerouted and load-balanced among other elements of the cluster. As bandwidth on a network is increased, more cluster elements can be added incrementally to provide additional processing power.

     Application-specific QoS. Our QoS products can provide application-specific QoS through application-specific traffic management providing the flexibility needed to provision specialized quality of service, at the application layer, for specific applications, including, but not limited to, HTTP, which is used to move Web content across the Internet, Citrix Independent Computing Architecture, or Citrix ICA, which is Citrix' software for its server-based applications, and VoIP. Application-specific traffic management is based on the technique called transparent proxy. Application traffic is transparently intercepted and redirected to specialized proxies for further QoS processing. Signaling is provided from the application layer to the application servers to indicate the state of a network, which allows the servers to participate in administering QoS network-wide and the optimization of our products' built-in Web cache if content being delivered across a network is cacheable. Each proxy on a network is implemented as a separate module with well-defined interfaces to the other layers of a network enabling flexible deployment of application specific quality of service.

     Policy-based network management. Our policy management system is designed to manage thousands of Sitara QoS modules through a centralized policy manager. This enables enterprises and service providers to deploy QoS across complex networks that support many different application and traffic types and thousands of users. It provides a complete feedback loop for traffic analysis, policy decisions and policy enforcement. Multiple standards and access methods are supported to ensure compatibility with existing systems. Interfaces to external databases such as Oracle and external directory services such as lightweight directory access protocol, or LDAP, are provided from the policy manager. This provides complete interoperability with other operations support and customer management systems.

     At the present time, we have two issued United States patents and eight pending United States patent applications. The patents and patent applications that we have filed cover technology designed to enhance network communication, improve data traffic throughput and bandwidth management, reduce network congestion, and enable centralized network-wide quality of service policy setting and management.

SELLING AND MARKETING

     We sell our products through a network of resellers and a direct sales force. In the enterprise market, our strategy is to primarily sell our products through our network of resellers. As of September 30, 2000 we had 66 resellers in the following countries: Australia, Austria, Canada, China, Costa Rica, Finland, Germany, India, Japan, Malaysia, Mexico, Philippines, Singapore, South Korea, Sweden, Switzerland, Taiwan, the United Arab Emirates, the United Kingdom and the United States. During 2000, we also established 23 regional sales teams worldwide to support sales through our resellers.

     The main responsibility of the regional sales team has been to drive demand through directly calling on and establishing relationships with large and strategic enterprise customers. The regional sales teams bring in our resellers at the appropriate time to assist in the sale and perform the installation of our products. The regional sales teams are also responsible for assisting the reseller in various aspects of sales support in their region. This includes making joint calls with the reseller to their established customers, as well as supporting customer installations in their region. Our regional sales teams typically consist of a sales manager and a systems engineer. We have sales representatives located in a number of major metropolitan areas including Atlanta, Boston, Chicago, Dallas, Denver, Detroit, New York, San Francisco, Seattle, and Washington, D.C. We also have sales representatives located in the following foreign countries: Australia, Brazil, Canada, France, Germany, Hong Kong, Japan, Mexico, Singapore, South Africa, South Korea and the United Kingdom. As of September 30, 2000, our total sales and marketing headcount was 78, consisting of 32 sales managers, 29 systems engineers, ten marketing support personnel, five channel support personnel and two administrative support personnel.

     In the service provider sector, our sales strategy is to sell to large service providers directly and utilize our network of resellers to sell and support smaller service providers. In the fourth quarter of 2000, our regional sales teams started to shift their focus to include selling to and supporting large service providers in addition to their enterprise sales responsibilities. In the fourth quarter of 2000, we also plan to add a dedicated service provider team in the United States. In 2001, we intend to significantly increase our number of sales managers and systems engineers worldwide. The bulk of the new personnel are planned as dedicated service provider resources.

     Our marketing organization utilizes various programs to build brand awareness, convey the benefits of our QoS products and technology leadership position, and create demand for our solutions. Our marketing efforts include advertising campaigns, seminars, trade shows, conferences, public relations activities, speaking engagements, direct mail, telemarketing programs, reseller sales kits, brochures, data sheets, white papers, and our Web site.

CUSTOMERS AND END-USERS

     Our products are sold to end-users in the enterprise and service provider markets. In the nine months ended September 30, 2000, KoreaLink, one of our resellers in Korea, accounted for approximately 11% of our total revenue during that period. The following is a list of entities who have purchased $75,000 or more of our products in the 10 month period ended October 31, 2000:

Equinox Solutions  Sysage Technology      Primus Telecommunications
KoreaLink          Tai Full Technologies  Data Accessories
Comtec Systems     DATS                   Inster
Anixter

     An example of the manner in which our products have been used by an enterprise is set forth below:

     Bose Corporation. Bose Corporation manufactures and markets sound systems. In 2000, Bose extended its enterprise resource planning, or ERP, operation with an automated shipping and manifest system. After implementing this system, shipping traffic needed to coexist with traditional email, office applications, and file transfer traffic already present on the network. For this application, latency is not an option because any delay in network throughput can bottleneck the entire shipping process. With QoSWorks, Bose actively manages network traffic without overprovisioning bandwidth on its wide-area network. QoSWorks provides the level of granularity needed to monitor network traffic, set policies, and control data flow to ensure the shipping and manifest system operates at optimal levels. By using QoS techniques, Bose can also use thin client technology over the wide area network, avoid the need for complex server hardware at distribution sites and ensure efficiency and rapid response time for users on its network.

     Examples of the manner in which our products have been used by service providers are set forth below:

     CHD Meridian Health Care. CHD Meridian Health Care operates as a medical management service company delivering Citrix-based applications to clinics and pharmacies located on corporate campuses. One CHD Meridian site, a pharmacy that fills more than 2,000 prescriptions per week, was experiencing long delays when attempting to print prescription labels, as print traffic was contending for bandwidth with other data traffic. The delays were causing customer dissatisfaction. By deploying our QoSWorks product at the edge of its network, CHD Meridian was able to obtain quicker response times for the print jobs without jeopardizing the data traffic. CHD Meridian serves both a pharmacy and a clinic at this corporate site and had been running separate lines to each location to ensure quality of service. QoSWorks also enabled CHD Meridian to eliminate one of these lines, a 56 Kbps link, and serve both locations over a single 128 Kbps link, resulting in considerable monthly savings.

     Nexus Estates Plc. With three business centers in London, Nexus provides its clients with serviced offices that include advanced voice and data systems, wide-area network capability, leased line connectivity and remote access for shared-office arrangements, supported by on-site qualified technicians. Nexus must ensure that each customer has access to the bandwidth levels they require to operate their businesses efficiently. Nexus uses our QoSWorks to allocate each customer the amount of bandwidth they require. QoSWorks classifies, manages and reports on application traffic flowing over the network. With this information, Nexus can allocate equal bandwidth to customers, analyze traffic flows from each customer, and determine if additional or reallocated bandwidth is required.

STRATEGIC RELATIONSHIPS

     Our business development group is responsible for the establishment of strategic relationships with technology and market leaders. We have established, or intend to establish, strategic relationships primarily in the following four areas:

     - Revenue generating relationships intended to produce sales through reseller, private label and OEM agreements with global systems integrators, network equipment vendors, computer and server vendors, and a variety of service providers such as application service providers,

     - Influence generating relationships intended to produce mutually beneficial co-marketing agreements, and joint promotional and reference selling programs that support sales activities in market segments including server-based computing, network management, operations support systems, and monitoring and reporting,

     - Technology relationships to acquire the technology or components necessary for current or new markets, and

     - Joint development relationships to create value-added capabilities to enable entrance or expansion into new markets.

     We have emphasized the development of relationships with companies whose products and solutions may have a strong need for QoS capabilities. While QoS capabilities are becoming increasingly important for most enterprise networks, we believe QoS capabilities are mandatory for certain types of applications and deployments, such as VoIP, server-based computing and real-time multimedia streaming that require low end-to-end latency/delay and are particularly sensitive to bandwidth starvation. Examples of our strategic relationships are set forth below.

     Siemens. In September 2000, we announced a strategic relationship with Siemens, a leading supplier of enterprise and carrier voice/data convergence solutions. Our agreement with Siemens establishes a non-exclusive, worldwide reseller arrangement for our QoSWorks products. Through this arrangement, QoSWorks will be deployed with Siemens' HiPath VoIP Solutions, or HiPath, in an effort to ensure low latency/delay and high voice quality in enterprise networks. Our arrangement with Siemens also provides for the private labeling of our QoSWorks products by Siemens. We are also working with Siemens on the joint development of enhanced and standards-based VoIP capabilities that will add further value to both companies' offerings. Specifically, our advanced product line architecture allows us to incorporate the application-specific traffic management functions unique to VoIP. Such signaling is necessary between HiPath and our policy enforcement point to ensure a high level of connectivity and quality. We believe that the relationship with Siemens will help us in establishing leadership as a VoIP and IP convergence provisioning solution.

     Citrix. In March 2000, we became a member of Citrix Business Alliance. This relationship began as a joint marketing effort for promoting our QoS solution to end users of Citrix's server-based network computing products. As this relationship matured, it became evident that both companies could benefit from a joint development effort that would produce tighter integration of our QoS functionality with the Citrix MetaFrame server. Enterprises use Citrix products to centralize deployment and management of their network applications. Citrix MetaFrame server software uses Citrix ICA technology to enable client devices of all types to shift application processing to the server with very low bandwidth requirements. In October 2000, we announced a technology agreement with Citrix whereby we license the Citrix ICA software for the purpose of delivering QoS for Citrix applications. The objective of this effort is to classify, prioritize and manage traffic types within the Citrix ICA protocol stack and to allocate bandwidth to mission-critical applications to enhance and maintain quality of service.

CUSTOMER SERVICE AND SUPPORT

     Our worldwide customer support organization maintains and supports our products in the field, and is committed to complete customer satisfaction. Our approach to customer service is an integral part of the product offering, and therefore requires an operation that can provide world class technical support. We offer various types of fee-based technical support programs to our customers. Sitara Networks Direct Standard and Sitara Networks Direct Premium are offered only in the United States to our direct end-user customers. Direct Standard includes telephone support during regular business hours, unlimited email and fax support, advanced replacement of hardware, and software updates. Direct Premium includes twenty-four hour telephone support, in addition to the services described above. For our channel partners and value-added resellers, we offer the fee-based Sitara Networks Partner service plan on a worldwide basis. We also have a support partner service plan under which our channel partners provide support to their end-user customer, and we provide back-up support, if necessary.

MANUFACTURING

     Our manufacturing strategy is to outsource all of our production and logistics operations to contract manufacturing partners who are experienced in building and testing high-end networking systems and have global manufacturing capabilities. We have selected Plexus, a large contract manufacturer in Neenah, Wisconsin, as our current contract manufacturer. Plexus has the right to terminate its relationship with us upon 90 days notice.

     Plexus is certified to ISO 9000, a set of standards maintained by the International Standards Organization that provide quality assurance requirements and quality management guidance, and maintains manufacturing and design centers throughout the United States and in the United Kingdom. Plexus is responsible for procurement of materials, fabrication and assembly of our boards, production of our chassis, final assembly and testing, packaging and shipping.

     We track availability of materials together with Plexus, and plan ahead for any potential shortage or allocation of parts. Since we do not use any proprietary or single source parts, the risk of materials shortage is reduced, but not completely eliminated.

     We also perform extensive testing of our products, from the design phase, through production. All of our products go through highly-accelerated life expectancy tests in which the products are subjected to extreme operational conditions. All printed circuit board assemblies go through in-circuit testing, and every assembled unit goes through a 48-hour burn-in test and a final functional test.

RESEARCH AND DEVELOPMENT

     To be successful, we must continue to enhance and build on our existing products and develop competitive new products. We have assembled a team of highly experienced software, hardware and test engineers and systems architects. Our engineering team possesses particular expertise in the areas of networking protocols, QoS technologies, policy management, caching and network management. As of September 30, 2000, we employed 52 full-time employees in research and development. During the years ended December 31, 1998 and 1999 and the nine months ended September 30, 1999 and 2000, we spent $3.0 million, $6.8 million, $4.3 million and $8.1 million, respectively, on research and development, excluding stock-based compensation.

COMPETITION

     The markets in which we compete and intend to compete are new, intensely competitive, highly fragmented and characterized by rapidly changing technology and evolving standards. We face competition in the overall network computing software market as well as the market segments in which we expect our products to compete. We believe the market for QoS products is growing and, therefore, we expect to experience increased competition from current and potential competitors as more solutions are brought to market to address QoS concerns.

     Because the demand for QoS products has only recently been widely acknowledged and varying solutions are being offered to address QoS issues, we consider companies in a number of different market segments to be our competitors. One avenue of competition is single point QoS products which typically provide narrow functionality rather than a fully integrated feature set. Examples of single-point QoS products include stand-alone caches such as those offered by Cacheflow and InfoLibria, TCP rate shapers and other bandwidth management products such as those offered by Packeteer and Allot, and Level 4-7 switches and load balancers such as those offered by Alteon, which was recently acquired by Nortel, ArrowPoint, which was recently acquired by Cisco, Foundry Networks and F5 Networks. In the area of policy management tools, we compete with various heterogeneous policy managers such as that offered by Hewlett Packard. Another area of competition is the inclusion of QoS functionality in network routers sold by major network equipment manufacturers such as Cisco, Nortel and Lucent, as well as in other network equipment, such as integrated access devices and service provisioning platforms sold by companies such as Cosine Communications, Redback, Shasta Networks, which was recently acquired by Nortel, and Springtide, which was recently acquired by Lucent.

     Some of our current and potential competitors are large public companies that have longer operating histories and significantly greater financial, technical, marketing and other resources than we do. As a result, these competitors are able to devote greater resources to the development, promotion, sale and support of their products. In addition, our competitors with large market capitalizations or cash reserves are much better positioned than we are to acquire new technologies or products that may displace our product lines. Any of these acquisitions could give the acquiring competitor a strategic advantage over us. Our competitors may also bundle their products with other software or hardware in a manner which may discourage users from purchasing our products.

     Many of our competitors have significantly more established customer support and professional services organizations than we do. In addition, many of our competitors have much greater name recognition and have a more extensive customer base, broader customer relationships and broader product offerings than us, including relationships with many of our current and potential customers. These competitors can leverage their customer relationships and broader product offerings and adopt aggressive pricing policies to gain market share. As a result, we may be required to accept price reductions and reduced gross margins and we may not be able to maintain a competitive position against current or future competitors. Our failure to maintain and enhance our competitive position within the markets in which we compete and intend to compete could seriously harm our business.

INTELLECTUAL PROPERTY

     We rely on a combination of patent, copyright and trademark laws, and on trade secrets, confidentiality provisions and other contractual provisions to protect our proprietary rights. These measures afford only limited protection. We currently have two issued United States patents and eight pending United States patent applications. Our future success depends in part on our ability to protect our proprietary rights to the technologies used in our products. We cannot assure you that our means of protecting our proprietary rights in the United States or abroad will be adequate or that competitors will not independently develop similar technologies. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our technology or to obtain and use trade secrets or other information that we regard as proprietary. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States. We cannot assure you that any issued patent will preserve our proprietary position, or that competitors or others will not develop technologies similar to or superior to our technology. Our failure to enforce and protect our intellectual property rights could harm our business, operating results and financial condition.

     From time to time, third parties, including our competitors, may assert patent, copyright and other intellectual property rights to technologies that are important to us. The results of litigation are inherently uncertain. In the event of an adverse result in any litigation with third parties that could arise in the future, we could be required to pay substantial damages, including treble damages if we are held to have willfully infringed, to cease the manufacture, use and sale of infringing products, to expend significant resources to develop non-infringing technology, or to obtain licenses to the infringing technology. Licenses may not be available from any third party that asserts intellectual property claims against us on commercially reasonable terms, or at all. In addition, litigation frequently involves substantial expenditures and can require significant management attention, even if we ultimately prevail.

EMPLOYEES

     As of September 30, 2000, we employed 156 full-time persons, of whom 52 were engaged in research and development, 88 in sales, marketing and customer service and 16 in finance, administration and operations. We believe our future performance will depend in large part on our ability to attract and retain highly-skilled employees. None of our employees is represented by a labor union and we have not experienced any work stoppages to date. We consider our employee relations to be good.

FACILITIES

     Our corporate headquarters is located in Waltham, Massachusetts under a sublease that expires in 2003. We occupy approximately 25,000 square feet in this facility under the sublease, approximately 4,000 square feet in a nearby building under a separate sublease that expires in 2001 and approximately 2,000 square feet in Oregon under a lease that expires in 2003. We plan to lease additional space in the vicinity of our headquarters. We also lease office space for our sales personnel in Georgia and Virginia in the United States and in Australia, Brazil, France, Germany, Hong Kong, Japan, Mexico, Singapore, South Africa, South Korea and the United Kingdom. We believe that additional space can be obtained on commercially reasonable terms to meet future requirements.

LEGAL PROCEEDINGS

     From time to time, we may be involved in litigation relating to claims arising in the ordinary course of business. We are not currently a party to any material legal proceedings.

                                   MANAGEMENT

OUR EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information concerning each of our executive officers and directors and their ages as of September 30, 2000.

NAME                                   AGE                           POSITION
----                                   ---                           --------
Malik Z. Khan........................  44    Chairman, Chief Executive Officer, President and Class I
                                             Director
Michael Palin........................  49    Chief Financial Officer
Manickam R. Sridhar..................  42    Chief Technology Officer
Nachum Sadan.........................  45    Executive Vice President -- Technical Operations
Edward DeArias.......................  44    Executive Vice President -- Worldwide Sales
Mark Strangio........................  50    Vice President -- Business Development
Robert Steingart.....................  47    Vice President -- Strategic Alliances
John M. Caffrey......................  41    Vice President -- Human Resources
Menachem Abraham(1)..................  52    Class II Director
Joseph W. Alsop(2)...................  55    Class III Director
David G. Brown(1)....................  43    Class III Director
Edwin M. Kania, Jr.(1)(2)............  42    Class II Director
Arthur J. Marks......................  55    Class I Director
Michael J. Zak(2)....................  47    Class I Director

------------
(1) Member of Audit Committee

(2) Member of Compensation Committee

     MALIK Z. KHAN, our founder, has served as the Chairman of our board of directors, Chief Executive Officer and President since we were founded in July 1996. Before founding Sitara Networks in 1996, Mr. Khan served in several senior executive roles from 1984 to 1996 at Motorola. These roles included Vice President and General Manager of the Network Systems Division, Vice President of Worldwide Marketing at Motorola's Information Systems Group, and Vice President and General Manager of Motorola's ISG business in Europe, the Middle East and Africa. Mr. Khan was also an "entrepreneur-in-residence" for OneLiberty Ventures in 1996, which led to the founding of two start-up companies: Sitara Networks and Indus River Networks, a privately held virtual private network solutions company. From 1982 to 1984, Mr. Khan was Vice President of International Sales with Management Technologies, a software company.

     MICHAEL PALIN has served as our Chief Financial Officer since December 1996. From April 1997 to January 1998, he also served as Chief Financial Officer of Indus River Networks. From July 1996 to December 1996, he served as Chief Financial Officer of Mission Critical Technologies, a computer software and services company. From January 1996 to July 1996, Mr. Palin served as Managing Director of Downhole Injection Systems, an oil and gas well services company. From February 1992 until December 1995, he served as the President and Chief Financial Officer of HomeView, a provider of interactive multimedia applications for the residential real estate industry. Mr. Palin was also previously employed by Deloitte & Touche.

     MANICKAM R. SRIDHAR has served as our Chief Technology Officer since September 1997 and as our Director of Engineering from September 1996 to September 1997. From July 1983 until August 1996, he served as a principal consulting engineer and project leader at Motorola.

Prior to his time at Motorola, Mr. Sridhar designed the architecture for a high-speed signal processor chip while employed as a designer engineer at GTE. Mr. Sridhar has been awarded 18 United States patents in high-speed modem, multimedia and networking technologies in prior positions, and is a named inventor on several patent applications pending. He is an active member of the Internet Engineering Task Force and the World Wide Web Consortium.

     NACHUM SADAN has served as our Executive Vice President -- Technical Operations since November 1998. From January 1988 to June 1997, he served as Vice President of Engineering of BusTech and from July 1997 to November 1998, he held the same position at CommHome Systems, both of which are internetworking companies that he co-founded. From 1983 to 1988, he served in several principal engineering positions at Nixdorf Computer Corp.

     EDWARD DEARIAS has served as our Executive Vice President -- Worldwide Sales since October 1998. From April 1977 until May 1998, he served as the Division Director of Worldwide Channel Sales and Marketing for IBM's Networking Division. He held several other key executive positions at IBM including Director of Emerging Geographic Markets for IBM PC Company, Director of Marketing and Sales Operations for IBM PC Company-Latin America and Branch Manager for IBM US National Distribution.

     MARK STRANGIO has served as our Vice President -- Business Development since June 1999. From January 1997 to June 1999, he served as our Vice President of Marketing and Customer Support. From March 1987 until December 1996, he served as the Director of Sales Development and Corporate Systems Engineering at Bay Networks/Wellfleet Communications where he managed the worldwide multi-channel corporate sales and engineering support functions. From 1980 to 1986, Mr. Strangio worked in product management and marketing functions at Codex Corporation.

     ROBERT STEINGART has served as our Vice President -- Strategic Alliances since November 2000. From September 2000 to October 2000, he served as our Vice President -- Product Management, and from June 1999 to August 2000, he served as our Vice President of Marketing. From October 1998 to May 1999, he served as our Vice President of Strategic Alliances. From June 1997 to September 1998 he served as Director of Marketing for SynaPix, a multimedia systems manufacturer. From September 1995 to May 1997 he served as Senior Product Line Manager for Avid Technology, a multimedia systems manufacturer. From September 1991 to August 1994, Mr. Steingart held the positions of Director, Business Development and Director, Mobile Computing at Lotus Development Corporation. Mr. Steingart previously held senior marketing and product management positions at EMC and Digital Equipment Corporation.

     JOHN M. CAFFREY has served as our Vice President -- Human Resources since February 1998. From August 1997 to January 1998, he served as the Vice President of Human Resources of Dataware Technologies, an information retrieval company. From July 1996 to August 1997, he served as the Director of Human Development and Organizational Productivity of Nets, Inc., an e-commerce company. From December 1994 to July 1996, he was Human Resources Director at AT&T New Media Services. From May 1991 until December 1994, Mr. Caffrey was Manager of Human Resources with Ziff Davis Communications Company, and from 1982 until 1991, he was a Senior Executive Recruiter with Multi Processing Inc.

     MENACHEM ABRAHAM has served as one of our directors since July 2000. He is Founder, President, and Chief Executive Officer of Mintera, an optical networking start-up company. From January 1998 until February 2000, Mr. Abraham was president of Lucent Technologies' Enterprise Internetworking Systems Group. He joined Lucent in January 1998 following Lucent's acquisition of Prominet Corporation, where he was President, Chief Executive Officer and one of that company's co-founders since March 1996. Before starting Prominet in March 1996, Mr. Abraham was Senior Vice President of Product Development at Chipcom Corporation where he worked from August 1984 to October 1995. Mr. Abraham is also a director of Floware Wireless Systems and Tioga Technologies.

     JOSEPH W. ALSOP has served as one of our directors since July 2000. Joseph Alsop is President of Progress Software, a supplier of application development and deployment products, which he founded in December 1981.

     DAVID G. BROWN has served as one of our directors since September 1999. He has been the Managing Partner of Oak Hill Venture Partners, a venture capital firm, since September 1999, a Principal of Arbor Investors, a private equity investment firm, since August 1995, and Chief Financial Officer from July 1998 to December 1999, as well as a Vice President of Keystone since July 1993. Mr. Brown also serves on the board of directors of AER Energy Resources, Bell & Howell and eGain Communications as well as several privately-held companies.

     EDWIN M. KANIA, JR. has served as one of our directors since December 1996. Mr. Kania is managing general partner of OneLiberty Ventures, a venture capital firm. Previously, he was a general partner at a predecessor firm, Morgan Holland Ventures, which he joined in 1985. Mr. Kania is also a director of Aspect Medical Systems and several privately-held companies.

     ARTHUR J. MARKS has served as one of our directors since December 1996. He joined New Enterprise Associates, a venture capital firm, in 1984 as a general partner where his investment activities focus on information technology companies. From 1975 until 1984, Mr. Marks was with General Electric where he served as President of the Software Products Operation at CE Information Services and General Manager of the X-Ray Products Department of GE Medical Systems. From 1971 to 1975, he held various marketing, sales and finance positions at Baxter-Travenol Laboratories. Mr. Marks is a director of eXcelon Corporation, Progress Software, Epicor Software, Advanced Switching Communications and Talk.com and several privately-held companies.

     MICHAEL J. ZAK has served as one of our directors since December 1996. He has been employed by Charles River Ventures, a venture capital firm, since 1991 and has been a general partner of Charles River Partnership VII and its related entities since 1994. In addition, Mr. Zak was a founder of Concord Communications, a developer of communications software. He is a director of several privately-held companies.

BOARD OF DIRECTORS AND COMMITTEES

     Following this offering, our board of directors will consist of seven directors divided into three classes, with members of each class serving for a term of three years. At each annual meeting of stockholders, directors of one class will be elected for a three-year term to succeed the directors whose terms are expiring. Arthur J. Marks, Malik Z. Khan and Michael J. Zak are Class I directors whose terms will expire in 2002, Menachem Abraham and Edwin M. Kania, Jr. are Class II directors whose terms will expire in 2003 and Joseph Alsop and David G. Brown are Class III directors whose terms will expire in 2004.

     Our board of directors has an audit committee which reviews and supervises our financial controls, including the selection of our auditors, reviews our books and accounts, meets with our officers regarding financial controls, acts upon recommendations of the auditors and takes any further actions the audit committee deems necessary to complete an audit of our books and accounts, as well as addressing other matters that may come before it or as directed by our board of directors. The audit committee currently consists of three directors, Messrs. Abraham, Brown and Kania.

     Our board of directors also has a compensation committee, which reviews and recommends the compensation and benefits for our executive officers, administers our stock plans and performs other duties as may from time to time be determined by our board of directors.

The compensation committee currently consists of three directors, Messrs. Alsop, Kania and Zak.

     Our board of directors may establish, from time to time, other committees to facilitate the management of our business.

DIRECTOR COMPENSATION

     Our directors do not receive cash compensation for their services as directors but are reimbursed for their reasonable and necessary expenses incurred in connection with attendance at meetings of our board of directors or its committees. We may, in our discretion, grant stock options and other equity awards to our non-employee directors from time to time under our Amended and Restated 1996 Stock Incentive Program. On July 18, 2000, we granted stock options to Messrs. Abraham and Alsop, two of our directors, for 180,000 and 90,000 shares, respectively, with an exercise price of $2.67 per share.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of our executive officers serves on the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

EXECUTIVE COMPENSATION

     The following table sets forth information with respect to the compensation earned for services rendered to us by our chief executive officer and each of our four other most highly compensated executive officers whose salary and bonus compensation for the fiscal year ended December 31, 1999 exceeded $100,000. We refer to these executives collectively as our named executive officers.

                           SUMMARY COMPENSATION TABLE

                                                                              LONG TERM
                                                                            COMPENSATION
                                                ANNUAL COMPENSATION     ---------------------
                                               ---------------------    SECURITIES UNDERLYING
NAME & PRINCIPAL POSITION                      SALARY($)    BONUS($)         OPTIONS(#)
-------------------------                      ---------    --------    ---------------------
Malik Z. Khan................................  $225,000     $100,000               --
  Chairman, Chief Executive Officer and
  President
Edward DeArias...............................   150,000       22,500           75,000
  Executive Vice President -- Worldwide Sales
Nachum Sadan.................................   132,884       15,000               --
  Executive Vice President -- Technical
  Operations
Robert Steingart.............................   126,700       20,000           75,000
  Vice President -- Strategic Alliances
Michael Palin................................   120,000           --               --
  Chief Financial Officer

                       OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth information regarding stock options granted during the fiscal year ended December 31, 1999 to our named executive officers. The amounts described in the following table under the heading "Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term" represents hypothetical gains that could be achieved for the options if exercised at the end of the option term. These gains are based on assumed rates of stock value appreciation of 0%, 5% and 10% compounded annually from the date the options were granted until their expiration date. Actual gains, if any, on stock option exercises will depend on the future performance of our common stock and the date on which the options are exercised.

                                                                                POTENTIAL REALIZABLE
                                       % OF TOTAL                                 VALUE AT ASSUMED
                          NUMBER OF     OPTIONS                                    ANNUAL RATES OF
                            SHARES     GRANTED TO                                    STOCK PRICE
                          UNDERLYING   EMPLOYEES    EXERCISE                APPRECIATION FOR OPTION TERM
                           OPTIONS     IN FISCAL     PRICE     EXPIRATION   -----------------------------
NAME                      GRANTED(#)      YEAR       ($/SH)       DATE       0%($)     5%($)      10%($)
----                      ----------   ----------   --------   ----------   -------   --------   --------
Edward DeArias..........    75,000        6.4%       $ 1.00    1/14/2009    $     0   $ 47,168   $119,531
Robert Steingart........    75,000        6.4%         1.33    9/16/2009     93,000    214,219    400,194

              AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                         FISCAL YEAR-END OPTION VALUES

     The following table sets forth information concerning the number and value of unexercised options to purchase shares of our common stock held by our named executive officers. Our named executive officers did not exercise any stock options during the fiscal year ended December 31, 1999. There was no public trading market for our common stock as of December 31, 1999. Accordingly, the values of the unexercised in-the-money options have been calculated on the basis of the fair market value at that time of $2.57 per share, as determined for financial reporting purposes.

                                       NUMBER OF SECURITIES              VALUE OF UNEXERCISED
                                      UNDERLYING UNEXERCISED             IN-THE-MONEY OPTIONS
                                   OPTIONS AT FISCAL YEAR-END(#)        AT FISCAL YEAR-END ($)
                                   -----------------------------     -----------------------------
NAME                               EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
----                               -----------     -------------     -----------     -------------
Edward DeArias...................     63,753          168,747         $163,845         $433,680
Nachum Sadan.....................    131,247          206,253          337,305          530,070
Robert Steingart.................     98,435          164,066          252,978          421,650
Michael Palin....................     81,844          135,156          210,339          347,351

AMENDED AND RESTATED 1996 STOCK INCENTIVE PROGRAM

     Our Amended and Restated 1996 Stock Incentive Program was adopted by our board of directors on October 19, 2000 and was approved by our stockholders on
               . The stock incentive program permits us to grant incentive stock options (within the meaning of Section 422 of the Internal Revenue Code of 1986), non-qualified stock options, restricted stock, performance share awards and stock appreciation rights to our and our subsidiaries' officers, key employees, directors, members of our technical advisory board, consultants, distribution partners, advisors and service providers. The stock incentive program currently allows for the issuance of 9,200,000 shares of common stock. Beginning January 1, 2001, and upon each January 1st thereafter, the number of shares issuable under the stock incentive program will automatically increase by the lesser of 3,000,000 shares or 5% of our issued and outstanding capital stock on a fully-diluted basis determined as of that date. However, the number of shares reserved for issuance under the stock incentive program will not at any time exceed 25% of our issued and outstanding capital stock on a fully-diluted basis determined as of the date of the applicable increase. As of October 31, 2000, 2,215,965 shares have been issued upon the exercise of options or pursuant to stock grants, options to purchase a total of 6,304,216 at a weighted average exercise price of $2.26 per share were outstanding and 679,819 shares were available for future option grants under the stock incentive program.

     The stock incentive program is administered by our compensation committee. Subject to the provisions of the stock incentive program, the compensation committee may select the individuals eligible to receive awards, determine the terms and conditions of the awards granted (including the number of shares or options to be awarded and the purchase price or exercise price, as the case may
be), accelerate the vesting schedule of any award and generally administer and interpret the stock incentive program.

     We intend to comply with the deductibility restrictions under Section 162(m) of the Internal Revenue Code. Stock option grants to our named executive officers after the end of the so-called reliance period for transition to public company status under United States Treasury regulations will have an exercise price at least equal to our common stock's then fair market value, and number of shares that may be subject to equity awards made during any one calendar year to a named executive officer shall not exceed 2,000,000 shares of our common stock.

     Options are typically subject to vesting schedules, terminate ten years from the date of grant (five years in the case of incentive stock options granted to optionee holding 10% or more of the voting power of Sitara Networks, including any parent and subsidiary corporations) and may be exercised for specified periods after the termination of the optionee's employment or other service relationship with us. The vesting date and requirements of each restricted stock award are determined by the compensation committee. The compensation committee may place conditions on the restricted stock awards such as continued employment and/or the achievement of performance goals or objectives in a grant document.

     Upon the exercise of options, the option exercise price must be paid in full either in cash or by check or delivery of shares of our common stock (or certification as to the ownership of such shares), provided that paying the exercise price by delivery (or certification as to ownership) of shares will not result in a charge to our earnings for financial accounting purposes.

     Restricted stock may not be sold, assigned, transferred or pledged except as specifically provided in the grant document. If a restricted stock award recipient's employment or other relationship with us or our subsidiary terminates or other events specified in the grant document occur, we have the right to repurchase some or all of the shares of stock subject to the award at the purchase price of the stock.

     In the event of a change in control, the vesting of any unvested shares subject to our standard stock option agreement will accelerate so that a pro rata portion of the unvested shares will vest every three months over the 12-month period following the change in control (unless the unvested shares would vest faster under their original vesting schedules). Further, the holder of any outstanding award will have the right to receive, upon the exercise of the award, the cash, securities and/or other property received by our stockholders in the transaction. Notwithstanding the foregoing, we may require all outstanding awards to be exercised prior to the change in control, terminate each outstanding award in exchange for a payment of cash and/or securities to the extent that such awards are vested, or terminate each outstanding award for no consideration to the extent that awards are unvested.

2000 EMPLOYEE STOCK PURCHASE PLAN

     Our 2000 Employee Stock Purchase Plan was adopted by our board of directors
on October 19, 2000 and was approved by our stockholders on [               ].
Up to 2,000,000
shares of our common stock may be issued under the stock purchase plan, none of which have been issued as of the effective date of this offering. The stock purchase plan is administered by our compensation committee.

     The first offering under the stock purchase plan will begin on the effective date of this offering and end on December 31, 2002. Subsequent offerings will commence on January 1 every other year and will have a duration of twenty-four months. Each offering will be composed of four purchase periods each of approximately six months duration. Generally, all of our employees who are customarily employed for more than 20 hours per week and five months per year as of the first day of the applicable offering period will be eligible to participate in the stock purchase plan. Any employee who first becomes eligible during an offering or is hired during an offering and otherwise meets the eligibility requirements will be eligible to participate in the offering on the first day of the purchase period after the employee satisfies the eligibility requirements. An employee who owns or is deemed to own shares of our capital stock representing 5% or more of the combined voting power of all classes of our capital stock (including the stock of any parent or subsidiary corporation) will not be eligible to participate in the stock purchase plan. The stock purchase plan is intended to qualify under Section 423 of the Internal Revenue Code.

     During each offering, eligible employees may purchase shares under the stock purchase plan by authorizing payroll deductions of up to 15% of his or her compensation during the offering period. Unless the employee has previously withdrawn from the offering, his or her accumulated payroll deductions will be used to purchase shares of our common stock on the last business day of each purchase period at a price equal to 85% of the fair market value of our common stock on the first day of the offering period or, if later, the date on which the participant first begins participating in the offering or, or the last day of the offering period, whichever is lower. For purposes of the initial offering period, the fair market value of our common stock on the first day of the offering period will be the public offering price set forth on the cover page of this prospectus. Notwithstanding the foregoing, during the first purchase period of the initial offering period, all eligible employees will automatically be enrolled in the offering and will purchase shares of our common stock at the end of the first purchase period by making a lump sum cash payment equal to 10% of their compensation (unless an election is made, after the start of the initial offering period and prior to the end of the first purchase period, to commence payroll deductions or to withdraw from the stock purchase plan). Additionally, if on any purchase date during an offering, the fair market value of our common stock is less than the fair market value on the first day of the offering, then such offering will terminate on the day immediately following the purchase date and a new offering will commence on that date. Under applicable tax rules, an employee may purchase no more than $25,000 worth of our common stock in any calendar year.

     In the event of a change in control, the stock purchase plan provides for immediate acceleration of the purchase date of the then-current purchase period to a date immediately prior to the change in control, unless the acquiring or successor corporation assumes or replaces the purchase rights outstanding under our stock purchase plan. In the event of a proposed dissolution or liquidation of Sitara Networks, the current offering period will terminate immediately prior to the consummation of that event and we may either accelerate the purchase date of the purchase period to a date immediately prior to the event or return all accumulated payroll deductions to each participant, without interest.

401(k) PLAN

     We have established a savings plan for our employees which is designed to be qualified under Section 401(k) of the Internal Revenue Code. Eligible employees are permitted to contribute to the 401(k) plan through payroll deduction within statutory and plan limits. We have made no contributions to the 401(k) plan to date.

LIMITATIONS OF LIABILITY AND INDEMNIFICATION MATTERS

     Our certificate of incorporation contains a provision permitted by Delaware law that generally eliminates the personal liability of directors to us or our stockholders for monetary damages for breaches of their fiduciary duty, including breaches involving negligence or gross negligence in business combinations, unless the director has breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or a knowing violation of law, paid a dividend or approved a stock repurchase in violation of the Delaware General Corporation Law or obtained an improper personal benefit. This provision does not alter a director's liability under the federal securities laws or to parties other than Sitara Networks or our stockholders and does not affect the availability of equitable remedies, such as an injunction or rescission, for breach of fiduciary duty.

     Our by-laws provide that directors and officers will be, and in the discretion of our board of directors, non-officer employees may be, indemnified by us to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on our behalf. The by-laws also provide that the right of directors and officers to indemnification is a contract right and is not exclusive of any other right now possessed or hereafter acquired under any by-law, agreement, vote of stockholders or otherwise. We are currently in the process of obtaining directors' and officers' insurance against certain liabilities. Prior to the completion of this offering, we will also enter into indemnification agreements with each of our directors. The indemnification agreements will generally reflect the provisions above and require advancement of expenses in proceedings, if the director being indemnified had no reasonable cause to believe that his conduct was unlawful.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers or controlling persons as described above, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Stock option grants to our directors and executive officers are described in this prospectus under the captions "Management -- Director Compensation" and "Management -- Executive Compensation."

PRIVATE PLACEMENT TRANSACTIONS

     We have issued and sold preferred stock in private placement transactions as follows:

                                                         NUMBER OF   PRICE PER     AGGREGATE
DATES OF ISSUANCE                   SERIES                SHARES       SHARE     CONSIDERATION
-----------------                   ------               ---------   ---------   -------------
December 11, 1996.....  Series A Convertible Redeemable  6,470,589     $0.85      $ 5,500,000
September 9, 1997.....  Series B Convertible Redeemable  5,000,000      1.40        7,000,000
May 18, 1998..........  Series C Convertible Redeemable  1,312,336      3.81        5,000,000
December 17, 1998.....  Series D Convertible Redeemable    787,402      3.81        3,000,000
July 9 through
  August 9, 1999......  Series E Convertible Redeemable  5,722,903      3.85       22,033,176
January 14 through
  March 31, 2000......  Series F Convertible Redeemable  1,130,000      5.00        5,650,000
June 16 through
  October 13, 2000....  Series G Convertible Redeemable  3,765,739      6.51       24,515,010

     Each share of our preferred stock, except series G convertible redeemable preferred stock, is convertible into 1.5 shares of our common stock. Each share of our series G convertible redeemable preferred stock is convertible into one share of our common stock. The shares of series D convertible redeemable preferred stock were issued in exchange for a technology license agreement valued at $3,000,000.

     The following table summarizes the shares of our preferred stock listed above purchased from us by our named executive officers, directors and 5% stockholders, and persons and entities associated with them:

                                      SERIES A          SERIES B          SERIES C          SERIES E
                                     CONVERTIBLE       CONVERTIBLE       CONVERTIBLE       CONVERTIBLE
                                     REDEEMABLE        REDEEMABLE        REDEEMABLE        REDEEMABLE
INVESTOR                           PREFERRED STOCK   PREFERRED STOCK   PREFERRED STOCK   PREFERRED STOCK
--------                           ---------------   ---------------   ---------------   ---------------
Charles River Partnership VII,
  L.P............................     2,352,941           785,714          359,090            142,144
OneLiberty Fund III, L.P.........     2,352,941           785,714          359,090            142,144
New Enterprise Associates........     1,000,000         1,785,715          318,710            126,159
FW Ventures IV, L.P..............            --                --               --          2,077,922
Prism Venture Partners, I L.P....            --         1,428,571          163,441             64,697

     The shares held by New Enterprise Associates referenced above represent shares purchased by New Enterprise Associates VII, LP and NEA Presidents' Fund, LP. Our directors are associated with the above investors as follows: David Brown is associated with FW Ventures VI, L.P., Edwin M. Kania, Jr. is associated with OneLiberty Fund III, L.P., Arthur J. Marks is associated with New Enterprise Associates and Michael J. Zak is associated with Charles River Partnership VII, L.P. See "Management -- Our Executive Officers and Directors" and the applicable footnotes to the table set forth in "Principal Stockholders" for more detail regarding these associations.

     In addition to the preferred stock referenced above:

     - On October 23, 1997, we issued 375,000 shares of our common stock to Charles River Partnership VII, L.P. for an aggregate purchase price of $5.00 pursuant to the exercise of a warrant, and

     - On December 12, 1998, we issued 375,000 shares of our common stock to OneLiberty Fund III, L.P. for an aggregate purchase price of $5.00 pursuant to the exercise of a warrant.

     The warrants were originally issued to OneLiberty Fund III, L.P. pursuant to a note and warrant purchase agreement dated July 19, 1996. OneLiberty transferred warrants for 375,000 shares to Charles River Partnership VII, L.P. in connection with the closing of the sale of our series A convertible preferred financing stock on December 11, 1996.

REGISTRATION RIGHTS AGREEMENT

     In connection with the sale of our series A convertible preferred stock, we entered into a registration rights agreement with our founder, chairman and chief executive officer, Malik Z. Khan, and the purchasers of our series A preferred stock. This registration rights agreement was amended and restated in connection with the sale of our series B, C, D, E, F and G convertible redeemable preferred stock to add the purchasers of such stock and the holders of outstanding warrants to purchase common stock as parties to the agreement. For a detailed description of the registration rights agreement, please see "Description of Capital Stock -- Registration Rights."

OTHER TRANSACTIONS

     Mr. Khan is non-executive chairman of the board of directors and a stockholder of Indus River Networks, Inc. In addition, Michael Palin, our chief financial officer, served as chief financial officer of Indus River Networks from April 1997 to January 1998. In 1997, Indus River Networks made payments to us of $129,276 for shared personnel, office space and facilities, based on their fair market value.

     We believe that all of the transactions set forth in this section were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. We intend that all future transactions between us and any of our officers, directors, principal stockholders and their affiliates will be approved by a majority of the independent and disinterested directors on our board of directors and will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS

     This section presents information concerning the beneficial ownership of shares of our common stock as of October 31, 2000. The table also contains information about beneficial ownership, as adjusted to reflect the sale of common stock in this offering assuming:

     - 44,141,324 shares of our common stock outstanding as of October 31, 2000
       and [     ] shares outstanding immediately following completion of this offering,

     - conversion of all outstanding shares of convertible preferred stock into shares of our common stock, and

     - no exercise of the underwriters' over-allotment option.

     Specifically, the table reflects the beneficial ownership information about:

     - each person we know to be the beneficial owner of 5% or more of the outstanding shares of our common stock,

     - each of our named executive officers listed in the summary compensation table,

     - each of our directors, and

     - all of our executive officers and directors as a group.

     Beneficial ownership is determined under the rules of the Securities and Exchange Commission and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Shares of common stock subject to options and warrants that are currently exercisable or exercisable by December 30, 2000 are considered outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

     Unless indicated, the address of each individual listed below is 52 Second Avenue, Waltham, Massachusetts 02451.

                                                                         PERCENTAGE OF SHARES
                                                                             OUTSTANDING
                                                                   --------------------------------
                                            NUMBER OF SHARES       BEFORE THE
EXECUTIVE OFFICERS AND DIRECTORS           BENEFICIALLY OWNED       OFFERING     AFTER THE OFFERING
--------------------------------           ------------------      ----------    ------------------
Malik Z. Khan............................     6,555,000 (1)           14.9%                  %
Edwin M. Kania, Jr.......................     5,834,833 (2)           13.2
Michael J. Zak...........................     5,834,833 (3)           13.2
Arthur J. Marks..........................     4,845,875 (4)           11.0
Nachum Sadan.............................       198,747 (5)              *
Edward DeArias...........................       168,753 (6)              *
Michael Palin............................       156,844 (7)              *
Robert Steingart.........................        98,435 (8)              *
Menachem Abraham.........................        11,250 (9)              *
Joseph Alsop.............................         5,625(10)              *
David G. Brown...........................            --(11)             --
All directors and executive officers as a
  group (14 persons).....................    24,301,529(12)           54.5

                                                                         PERCENTAGE OF SHARES
                                                                             OUTSTANDING
                                                                   --------------------------------
                                            NUMBER OF SHARES       BEFORE THE
OTHER PRINCIPAL STOCKHOLDERS               BENEFICIALLY OWNED       OFFERING     AFTER THE OFFERING
----------------------------               ------------------      ----------    ------------------
Charles River Partnership VII, L.P.......        5,834,833            13.2%
  100 Winter Street, Suite 3300
  Waltham, Massachusetts 02154
OneLiberty Fund III, L.P.................        5,834,833            13.2
  150 Cambridge Park Drive
  Cambridge, Massachusetts 02154
New Enterprise Associates................     4,845,875(13)           11.0
  1119 St. Paul Street
  Baltimore, Maryland 21202
FW Ventures IV, L.P......................        3,116,883             7.1
  201 Main Street
  Fort Worth, Texas 76102
Prism Venture Partners I, L.P............        2,485,063             5.6
  100 Lowder Brook Drive, Ste. 2500
  Westwood, Massachusetts 02090

------------
   * Represents less than 1%

 (1) Includes 1,265,625 shares owned by Khan Investments, L.P. Mr. Khan is managing general partner of Khan Investments, L.P. Mr. Khan has sole voting power and investment power with respect to all shares beneficially owned by Khan Investments, L.P. Mr. Khan disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

 (2) Represents 5,834,833 shares of common stock owned by OneLiberty Fund III, L.P. Mr. Kania is managing general partner of OneLiberty Partners III, L.P., the general partner of OneLiberty Fund III, L.P. Mr. Kania shares voting power and investment power with respect to all shares beneficially owned by OneLiberty Fund III, L.P. Mr. Kania disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

 (3) Represents 5,834,833 shares of common stock owned by Charles River Partnership VII, L.P. Mr. Zak is a general partner of Charles River Partnership VII, L.P. Mr. Zak shares voting power and investment power with respect to all shares beneficially owned by Charles River Partnership VII, L.P. Mr. Zak disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

 (4) Represents 4,778,267 shares of common stock owned by New Enterprise Associates VII, L.P. and 67,608 shares of common stock owned by NEA Presidents' Fund, L.P. Mr. Marks is a general partner of New Enterprise Associates VII, L.P. and NEA Presidents' Fund, L.P. Mr. Marks shares voting power investment power with respect to all shares beneficially owned by New Enterprise Associates VII, L.P. and NEA Presidents' Fund, L.P. Mr. Marks disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

 (5) Includes 131,247 shares of common stock subject to stock options exercisable by December 30, 2000.

 (6) Includes 63,753 shares of common stock subject to stock options exercisable by December 30, 2000.

 (7) Includes 81,844 shares of common stock subject to stock options exercisable by December 30, 2000.

 (8) Represents 98,435 shares of common stock subject to stock options exercisable by December 30, 2000.

 (9) Represents 11,250 shares common stock subject to stock options exercisable by December 30, 2000.

(10) Represents 5,625 shares common stock subject to stock options exercisable by December 30, 2000.

(11) Does not include 3,116,883 shares of common stock owned by FW Ventures IV, L.P. Mr. Brown is a vice president of FW Group GP, L.L.C., the general partner of FW Ventures IV, L.P., but does not have voting power or investment power with respect to any of the shares beneficially owned by FW Ventures IV, L.P.

(12) Includes 485,903 shares of common stock subject to stock options exercisable by December 30, 2000.

(13) Represents 4,778,267 shares of common stock owned by New Enterprise Associates VII, L.P. and 67,608 shares of common stock owned by NEA Presidents' Fund, L.P.

                          DESCRIPTION OF CAPITAL STOCK

     Set forth below is a summary of the material provisions governing our capital. This summary is not complete and should be read together with our certificate of incorporation, a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

     Upon completion of this offering, our authorized capital stock will consist of 355,000,000 shares, par value $0.00001 per share, including 350,000,000 shares of common stock, and 5,000,000 shares of undesignated preferred stock issuable in one or more series to be designated by our board of directors, of which no shares will be issued and outstanding. Except as otherwise indicated, the following information reflects the filing, as of the closing of this offering, of our ninth restated certificate of incorporation and the adoption of our amended and restated by-laws. The following description of our capital stock does not purport to be complete and is subject to and is qualified in its entirety by our amended and restated certificate of incorporation, our amended and restated by-laws and by the provisions of Delaware law.

COMMON STOCK

     The holders of shares of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of common stock are not entitled to vote cumulatively for the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority, or, in the case of election of directors, by a plurality, subject to any voting rights granted to holders of any outstanding preferred stock.

     Holders of common stock share ratably in any dividends declared by our board of directors, subject to the preferential rights of any preferred stock then outstanding. Dividends consisting of shares of common stock may be paid to holders of shares of common stock. Upon our liquidation, dissolution or winding up, all holders of common stock are entitled to share ratably in any assets available for distribution to the holders of shares of common stock, subject to the prior distribution rights of any outstanding preferred stock. No shares of common stock are subject to redemption or have preemptive rights to purchase additional shares of common stock.

PREFERRED STOCK

     Our certificate of incorporation provides that shares of preferred stock may be issued from time to time in one or more series. Our board of directors is authorized to establish the voting rights, if any, and the designations, powers, preferences, qualifications, limitations, restrictions and other rights applicable to the shares of each series of preferred stock. Our board of directors may, without stockholder approval, issue shares of preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of our board of directors to issue shares of preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control or the removal of our existing management. We have no present plans to issue any shares of preferred stock.

REGISTRATION RIGHTS

     Assuming the conversion of all outstanding preferred stock into common stock upon completion of this offering, the holders of 41,719,502 shares of common stock or shares of common stock issuable upon the exercise of warrants will be entitled to registration rights with respect to their shares under the Securities Act of 1933. These registration rights include:

     - The holders of at least 25% of these securities then outstanding may require, on two occasions beginning 180 days after the date of this prospectus, that we use our best efforts to register these securities for public sale, provided that at least 15% of these securities are included in the public offering or the reasonably anticipated aggregate price for a lesser number of these securities exceeds $10,000,000, subject to the ability of the underwriters to limit the number of shares of common stock included in the offering.

     - If we register any shares of our common stock either for our own account or for the account of other security holders, the holders of these securities are entitled to include their shares of common stock in that registration, subject to the ability of the underwriters to limit the number of shares of common stock included in the offering.

     - The holders of these securities may also require us, after the completion of this offering, to use our best efforts to register all or any portion of these securities on Form S-3 when use of that form becomes available to us, provided, among other limitations, that the reasonably anticipated aggregate proceeds exceed $1,000,000.

     We are generally required to bear all of the expenses of registrations other than underwriting discounts and commissions.

AMENDMENT OF OUR CERTIFICATE OF INCORPORATION

     Any amendment to our certificate of incorporation must first be approved by a majority of the members of the board of directors and thereafter approved by a majority of the total votes eligible to be cast by holders of voting stock voting together and a majority of the shares of voting stock entitled to vote as a class with respect to the amendment, except that any amendments to the provisions relating to our board of directors, the elimination of the right of our stockholders to act by written consent, the limitation of liability of our directors and the amendment procedures of our by-laws requires the approval of two-thirds of the votes eligible to be cast by holders of voting stock.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

     Statutory Business Combination Provision. Following the offering, we will be subject to Section 203 of the Delaware General Corporation Law, which prohibits a publicly held Delaware corporation from consummating a "business combination" with an "interested stockholder" for a period of three years after the date that person became an "interested stockholder" unless:

     - before that person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination,

     - upon the closing of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares held by directors who are also officers of the corporation and shares issuable under employee stock plans, or

     - following the transaction in which that person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

     The term "interested stockholder" generally is defined as a person who, together with affiliates and associates, owns, or, within the prior three years, owned, 15% or more of a corporation's outstanding voting stock. The term "business combination" includes mergers, asset sales and other similar transactions resulting in a financial benefit to an interested stockholder.
Section 203 makes it more difficult for an "interested stockholder" to effect various business combinations with a corporation for a three-year period. A Delaware corporation may "opt out" of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from an amendment approved by holders of at least a majority of the outstanding voting stock. Neither our certificate of incorporation nor our by-laws contain any such exclusion.

     Classified Board of Directors. Our board of directors is divided into three classes serving staggered three-year terms, with approximately one-third of the board being elected each year. Further, other provisions of our certificate of incorporation authorize the board of directors to fill vacant directorships or increase the size of the board to fill vacancies created by an increase with its own nominees.

     Charter and By-law Provisions. Our certificate of incorporation provides that any action required or permitted to be taken by our stockholders at an annual or special meeting of stockholders may only be taken if it is properly brought before the meeting and may not be taken by written action in lieu of a meeting. Our by-laws provide that a special meeting of stockholders may be called only by our board of directors unless otherwise required by law. Our by-laws provide that only those matters included in the notice of the special meeting may be considered or acted upon at that special meeting unless otherwise provided by law. In addition, our by-laws include advance notice and informational requirements and time limitations on any director nomination or any new proposal that a stockholder wishes to make at an annual meeting of stockholders.

     Ability to Adopt Stockholder Rights Plan. Our board of directors may issue shares of preferred stock or rights to acquire shares of preferred stock to implement a stockholder rights plan. A stockholder rights plan typically creates voting or other impediments that would discourage persons seeking to gain control of Sitara Networks by means of a merger, tender offer, proxy contest or otherwise if our board of directors determines that a change in control is not in the best interests of our stockholders. Our board of directors has no present intention of adopting a stockholder rights plan and is not aware of any attempt to obtain control of Sitara Networks.

TRADING ON THE NASDAQ NATIONAL MARKET SYSTEM

     We have applied to have the common stock approved for quotation on the Nasdaq National Market under the symbol "SITA."

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock will be EquiServe.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Future sales of shares of our common stock in the public market could adversely affect prevailing market prices for our common stock. Since only a limited number of shares of our common stock will be available for sale shortly after this offering because of contractual and legal restrictions on resale, as described below, sales of shares of our common stock in the public market after these restrictions lapse could adversely affect the prevailing market price for our common stock.

     After this offering, [          ] shares of our common stock will be
outstanding, assuming the issuance and sale of an aggregate of [          ]
shares of our common stock in this offering. The number of shares outstanding after this offering is based on the number of shares outstanding as of October
31, 2000, and assumes no exercise of outstanding options. The [          ]
shares sold in this offering will be freely tradable without restriction under the Securities Act of 1933.

     The remaining 44,141,324 shares of our common stock held by existing stockholders are restricted shares and/or are subject to the contractual restrictions described below. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act of 1933, which are summarized below. Of these restricted shares,

     - [          ] shares which are not subject to the lock-up agreement
       described below may be sold immediately after this offering,

     - [          ] additional shares which are not subject to the lock-up
       agreement described below may be sold beginning 90 days after this offering,

     - [          ] additional shares may be sold upon expiration of the 150-day lock-up period described below, and

     - [          ] additional shares may be sold upon expiration of the 210-day lock-up period described below.

     Each of our executive officers and directors, and substantially all of our
stockholders, who own in the aggregate [          ] shares of our common stock,
have entered into lock-up agreements generally providing that, without the prior written consent of Deutsche Bank Securities Inc., they will not offer, sell, pledge, contract to sell, grant any option to purchase, enter into any hedging transaction or otherwise dispose of any shares of our common stock, any options or warrants to purchase any shares of our common stock or other securities convertible into or exercisable or exchangeable for shares of our common stock owned by them, for a period of 150 days after the date of the final prospectus relating to this offering with respect to 50% of such shares and for a period of 210 days after the date of the final prospectus relating to this offering with respect to the remaining 50% of such shares. In addition, holders of substantially all options and warrants to purchase shares of our common stock have entered into lock-up agreements as described above. The lock-up agreements do not apply to any shares of common stock purchased under the directed share program which is being administered in connection with this offering or to purchases in the open market after the date of the final prospectus relating to this offering.

     Deutsche Bank Securities Inc. may, in its sole discretion and at any time without notice, release all or any portion of the shares of our common stock subject to lock-up agreements. When determining whether or not to release shares of our common stock from the lock-up agreements, Deutsche Bank Securities Inc. will consider, among other factors, the stockholder's reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time. Following the expiration of the 150-day and 210-day lock-up periods, additional shares of common stock will be available for sale in the public market subject to compliance with Rule 144 or Rule 701.

     In general, under Rule 144 as currently in effect, an affiliate of Sitara Networks or a person, or persons whose shares are aggregated, who has beneficially owned restricted securities for at least one year, including the holding period of any prior owner except an affiliate of Sitara Networks, would be entitled to sell within any three month period a number of shares that does not exceed the greater of 1% of our then outstanding shares of common stock or the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the sale. Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about Sitara Networks. Any person, or persons whose shares are aggregated, who is not deemed to have been an affiliate of Sitara Networks at any time during the 90 days preceding a sale, and who has beneficially owned shares for at least two years including any period of ownership of preceding non-affiliated holders, will be entitled to sell shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

     Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from us by our employees, directors, officers, consultants or advisors prior to the date we become subject to the reporting requirements of the Securities Exchange Act of 1934. To be eligible for resale under Rule 701, shares must have been issued in connection with written compensatory benefit plans or written contracts relating to the compensation of those persons. In addition, the Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of those options, including exercises after the date of this offering. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than affiliates, subject only to the manner of sale provisions of Rule 144, and by affiliates, under Rule 144 without compliance with its one-year minimum holding period.

     As of October 31, 2000, we had reserved an aggregate of 9,200,000 shares of our common stock for issuance pursuant to our stock incentive program, and options to purchase approximately 6,304,216 shares were outstanding under this program. As of October 31, 2000, we had also reserved an aggregate of 2,000,000 shares of our common stock for issuance under our stock purchase plan. As soon as practicable following this offering, we intend to file registration statements under the Securities Act of 1933 to register shares of our common stock reserved for issuance under our stock incentive program and our stock purchase plan. This registration statement will automatically become effective immediately upon filing. Any shares issued upon the exercise of stock options or following purchase under our stock purchase plan will be eligible for immediate public sale, subject to the lock-up agreements noted above. See
"Management -- Amended and Restated 1996 Stock Incentive Program" and "-- 2000 Employee Stock Purchase Plan."

     We have agreed that, without the prior written consent of Deutsche Bank Securities Inc., we will not offer, sell, sell short or otherwise dispose of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivative of our common stock for a period of 180 days after the date of the underwriting agreement to be executed in connection with this offering, except that, without such consent we may grant options and issue shares of our common stock pursuant to our stock incentive program and our stock purchase plan, and we may issue shares of our common stock in connection with an acquisition of the assets or the capital stock of another company.

     Following the offering, some of our stockholders will have rights to require us to register their shares of common stock under the Securities Act of 1933, and they will have rights to participate in any future registration of securities by us. See "Description of Capital Stock -- Registration Rights."

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives, Deutsche Bank Securities Inc., Chase Securities Inc. and Thomas Weisel Partners LLC, have severally agreed to purchase from us the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

                                                               NUMBER
UNDERWRITERS                                                  OF SHARES
------------                                                  ---------
Deutsche Bank Securities Inc. ..............................
Chase Securities Inc. ......................................
Thomas Weisel Partners LLC..................................
          Total.............................................  [        ]
                                                               =======

     The underwriting agreement provides that the obligations of the several underwriters are subject to approval of certain conditions precedent and that the underwriters will purchase all of the shares of the common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any of these shares are purchased. The underwriting agreement provides that, in the event of a default by an underwriter, in certain circumstances the purchase commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

     We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers
at a price that represents a concession not in excess of $[     ] per share
under the public offering price. The underwriters may allow, and these dealers
may re-allow, a concession of not more than $[     ] per share to other dealers.
After the initial public offering, representatives of the underwriters may change the offering price and other selling terms.

     We have granted to the underwriters an option, exercisable not later than 30 days after the date of the underwriting agreement, to purchase up to
[          ] additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the
additional shares on the same terms as those on which the [          ] shares
are being offered.

     The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and commissions are [ ]% of the initial public offering price. We have agreed to pay the underwriters the following discounts and commissions assuming either no exercise or full exercise by the underwriters of the underwriters' over-allotment option:

                                                                 TOTAL FEES
                                                ---------------------------------------------
                                                 WITHOUT EXERCISE OF    WITH FULL EXERCISE OF
                                FEE PER SHARE   OVER-ALLOTMENT OPTION   OVER-ALLOTMENT OPTION
                                -------------   ---------------------   ---------------------
Discounts and commissions paid
  by us.......................     $                  $                       $

     In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be
approximately $[          ].

     We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the underwriters may be required to make in respect to any of these liabilities.

     Each of our officers and directors, and substantially all of our stockholders and holders of options and warrants to purchase shares of our common stock, have agreed that, without the prior written consent of Deutsche Bank Securities Inc., they will not offer, sell, pledge, contract to sell (including any short sale), grant any option to purchase, enter into any hedging transaction or otherwise dispose of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 150 days, with respect to 50% of those securities, and for a period of 210 days, with respect to the remaining 50% of those securities after the date of the final prospectus relating to this offering. Deutsche Bank Securities Inc. may, in its sole discretion and at any time without notice, release all or any portion of the shares of our common stock to this lock-up arrangement.

     Notwithstanding this lock-up arrangement, these persons may transfer any shares of common stock by gift, will or intestacy or to any trust for the direct or indirect benefit of the person or an immediate family member of the person. In addition, the lock-up arrangement does not apply to any shares of common stock purchased under the directed share program which is being administered in connection with this offering or to purchases in the open market after the date of the final prospectus relating to this offering.

     We have also entered into an agreement with the representatives of the underwriters pursuant to which we have agreed that, without the prior written consent of Deutsche Bank Securities Inc., we will not offer, sell, sell short or otherwise dispose of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivative of our common stock for a period of 180 days after the date of the underwriting agreement, except that, without such consent we may grant options and issue shares pursuant to our stock incentive program and our stock purchase plan, and we may issue shares of our common stock in connection with an acquisition of the assets or the capital stock of another company.

     The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

     In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the market price of our common stock. Specifically, the underwriters may over-allot shares of our common stock in connection with this offering, thus creating a short sales position in our common stock for their own account. A short sales position results when an underwriter sells more shares of common stock than that underwriter is committed to purchase. A short sales position may involve either "covered" short sales or "naked" short sales. Covered short sales are sales made for an amount not greater than the underwriters' over-allotment option to purchase additional shares in the offering described above. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The underwriters will have to close out any naked short position by positioning shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

     Accordingly, to cover these short sales positions or to stabilize the market price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. These transactions may be effected on the Nasdaq National Market or otherwise.

     Additionally, the representatives, on behalf of the underwriters, may also reclaim selling concessions allowed to any underwriter or dealer if the underwriting syndicate repurchases shares distributed by that underwriter or dealer. Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of the shares of our common stock may be higher than the price that might otherwise existing in the open market. The underwriters are not required to engage in these activities and, if commenced, may end any of these activities at any time.

     At our request, the underwriters have reserved for sale at the initial
public offering price up to [          ] shares of our common stock, which is
10% of the shares of our common stock being sold in this offering, for our employees, customers, vendors and other third parties. The number of shares of our common stock available for the sale to the general public will be reduced to the extent these reserved shares are purchased. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same basis and the other shares in this offering.

PRICING OF THIS OFFERING

     Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price of our common stock will be determined by negotiation among us and the representatives of the underwriters. Among the primary factors that will be considered in determining the public offering price are:

     - prevailing market conditions,

     - our results of operations in recent periods,

     - the present stage of our development,

     - the market capitalizations and stages of development of other companies that we and the representatives of the underwriters believe to be comparable to our business, and

     - estimates of our business potential.

     In connection with the sale of our series E convertible redeemable preferred stock, BT Alex. Brown, predecessor to Deutsche Banc Alex. Brown, earned an advisory fee of $1,174,832 and was issued a warrant to purchase 442,009 shares of common stock at a purchase price of $2.57 per share. Any shares issued upon exercise of the warrant will be entitled to registration rights under our registration rights agreement. In addition, in August 1999, an employee of Deutsche Banc Alex. Brown purchased 2,600 shares of our series E convertible redeemable preferred stock and ABS Employees' Venture Fund Limited Partnership purchased 148,874 shares of our series E convertible redeemable preferred stock on the same basis as the other investors in such financing. Deutsche Banc Alex. Brown and ABS Employees' Venture Fund Limited Partnership are associated with Deutsche Bank Securities Inc., one of the underwriters in this offering.

     In connection with the sale of our series G convertible redeemable preferred stock, Deutsche Banc Alex. Brown earned an advisory fee of $250,000 and was issued a warrant to purchase 38,402 shares of common stock at a purchase price of $6.51 per share. Any shares issued upon exercise of the warrant will be entitled to registration rights under our registration rights agreement. In addition, in June 2000, BT Investment Partners, which is associated with Deutsche Bank Securities Inc., purchased 307,220 shares of our series G convertible redeemable preferred stock on the same basis as the other investors in such financing. Further, in June 2000, Tailwind Capital Partners 2000 L.P. and TWP Sitara Networks Investors purchased an aggregate of 138,249 shares of our series G convertible redeemable preferred stock on the same basis as the other investors in the financing. Tailwind Capital Partners 2000 LP and TWP Sitara Networks Investors are each associated with Thomas Weisel Partners LLC, one of the underwriters in this offering.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon for us by McDermott, Will & Emery, Boston, Massachusetts. Arthur I. Anderson, the president of a professional corporation that is a partner in the firm of McDermott, Will & Emery, serves as our corporate secretary and as of October 31, 2000 beneficially owned shares of our preferred stock convertible into 235,714 shares of common stock. Various legal matters related to the sale of the common stock offered hereby will be passed upon for the underwriters by Hale and Dorr LLP, Boston, Massachusetts.

                                    EXPERTS

     The financial statements as of December 31, 1998 and 1999 and September 30, 2000 and for the three years ended December 31, 1999 and the nine months ended September 30, 2000, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The statements in this prospectus in the third sentence under the caption "Risk Factors -- We may be unable to protect and enforce our intellectual property rights from infringement" and in the third sentence under the caption "Business -- Intellectual Property" have been reviewed by Fish & Richardson, P.C., our patent counsel, as experts on such matters, and based upon that review, those statements are included in this prospectus.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act and the rules and regulations thereunder, for the registration of the common stock offered hereby. This prospectus, which forms a part of the registration statement, does not contain all the information included in the registration statement, parts of which have been omitted as permitted by the Securities and Exchange Commission rules and regulations. For further information about us and our common stock, you should refer to the registration statement. Statements contained in this prospectus as to any contract or other document are not necessarily complete. Where the contract or other document is an exhibit to the registration statement, each statement is qualified by the provisions of that exhibit.

     The registration statement can be inspected and copied at the public reference facility maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Securities and Exchange Commission's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any portion of the registration statement can be obtained from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the registration statement is publicly available through the Securities and Exchange Commission's Web site, located at http://www.sec.gov.

     We will also file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You can also request copies of these documents, for a copying fee, by writing to the Securities and Exchange Commission.

                             SITARA NETWORKS, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGES
                                                              -----
Report of Independent Accountants...........................   F-2
Balance Sheets as of December 31, 1998 and 1999 and
  September 30, 2000........................................   F-3
Statements of Operations for the years ended December 31,
  1997, 1998 and 1999 and for the nine months ended
  September 30, 1999 (unaudited) and 2000...................   F-4
Statements of Stockholders' Deficit for the years ended
  December 31, 1997, 1998 and 1999 and for the nine months
  ended September 30, 2000..................................   F-5
Statements of Cash Flows for the years ended December 31,
  1997, 1998 and 1999 and for the nine months ended
  September 30, 1999 (unaudited) and 2000...................   F-6
Notes to Financial Statements...............................   F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
Sitara Networks, Inc.:

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' deficit and cash flows present fairly, in all material respects, the consolidated financial position of Sitara Networks, Inc. and its subsidiaries ("Sitara Networks") at December 31, 1998 and 1999 and September 30, 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 and the nine months ended September 30, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Sitara Networks' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Boston, Massachusetts
November 15, 2000

                             SITARA NETWORKS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                     DECEMBER 31,                             PRO FORMA
                                                              ---------------------------   SEPTEMBER 30,   SEPTEMBER 30,
                                                                  1998           1999           2000            2000
                                                              ------------   ------------   -------------   -------------
                                                                                                              (NOTE B)
                                                                                                             (UNAUDITED)
ASSETS
Current assets:
 Cash and cash equivalents..................................  $  5,705,104   $ 17,354,497   $ 18,054,579    $ 18,054,579
 Accounts receivable, net of allowance for doubtful accounts of $50,000 at September 30, 2000 actual and pro forma
   (unaudited)..............................................            --             --        991,383         991,383
 Inventory..................................................            --             --        346,959         346,959
 Prepaid and other current assets...........................        89,999        129,870      1,445,775       1,445,775
                                                              ------------   ------------   ------------    ------------
   Total current assets.....................................     5,795,103     17,484,367     20,838,696      20,838,696
Restricted cash.............................................            --             --        433,641         433,641
Other assets................................................        75,101        107,543        169,868         169,868
Property and equipment, net.................................     1,088,068      1,068,927      2,416,036       2,416,036
Licensed technology, net....................................     2,833,333        833,329             --              --
                                                              ------------   ------------   ------------    ------------
   Total assets.............................................  $  9,791,605   $ 19,494,166   $ 23,858,241    $ 23,858,241
                                                              ------------   ------------   ------------    ------------
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
 Accounts payable...........................................  $    379,343   $    526,789   $  2,363,585       2,363,585
 Accrued expenses...........................................       325,230        662,929      1,794,356       1,794,356
 Current portion of capital lease obligations...............       373,598        528,890        694,407         694,407
                                                              ------------   ------------   ------------    ------------
   Total current liabilities................................     1,078,171      1,718,608      4,852,348       4,852,348
Long-term portion of capital lease obligations..............       687,084        539,002      1,132,596       1,132,596
Commitments and contingencies (Note G)
Convertible redeemable preferred stock, $.00001 par value;
 26,800,000 shares authorized:
 Series A: 6,500,000 shares designated; 6,470,589 shares
   issued and outstanding at December 31, 1998 and 1999 and
   September 30, 2000 actual (liquidation value $7,592,637
   at September 30, 2000) and none pro forma at September
   30, 2000 (unaudited).....................................     6,615,302      7,166,308      7,579,562              --
 Series B: 5,000,000 shares designated, issued and
   outstanding at December 31, 1998 and 1999 and September
   30, 2000 actual (liquidation value $8,835,753 at
   September 30, 2000) and none pro forma at September 30,
   2000 (unaudited).........................................     7,772,591      8,373,584      8,824,329              --
 Series C: 1,350,000 shares designated; 1,312,336 shares
   issued and outstanding at December 31, 1998 and 1999 and
   September 30, 2000 actual (liquidation value $6,090,722
   at September 30, 2000) and none pro forma at September
   30, 2000 (unaudited).....................................     5,273,726      5,734,151      6,079,469              --
 Series D: 800,000 shares designated; 787,402 shares issued
   and outstanding at December 31, 1998 and 1999 and
   September 30, 2000 actual (liquidation value $3,493,610
   at September 30, 2000) and none pro forma at September
   30, 2000 (unaudited).....................................     2,993,328      3,270,593      3,478,542              --
 Series E: 6,500,000 shares designated; 5,722,903 shares
   issued and outstanding at December 31, 1999 and September
   30, 2000 actual (liquidation value $24,492,206 at
   September 30, 2000) and none pro forma at September 30,
   2000 (unaudited).........................................            --     20,921,558     22,620,222              --
 Series F: 2,000,000 shares designated; 1,130,000 shares
   issued and outstanding at September 30, 2000 actual
   (liquidation value $5,999,688 at September 30, 2000) and
   none pro forma at September 30, 2000 (unaudited).........            --             --      5,989,528              --
 Series G: 4,650,000 shares designated; 2,868,661 shares
   issued and outstanding at September 30, 2000 actual
   (liquidation value $19,103,155 at September 30, 2000) and
   none pro forma at September 30, 2000 (unaudited).........            --             --     18,629,758              --
                                                              ------------   ------------   ------------    ------------
   Total convertible redeemable preferred stock.............    22,654,947     45,466,194     73,201,410              --
                                                              ------------   ------------   ------------    ------------
Stockholders' equity (deficit):
 Preferred stock, $.00001 par value; no shares authorized,
   issued and outstanding actual, 5,000,000 shares
   authorized pro forma, none issued and outstanding pro
   forma at September 30, 2000 (unaudited)..................            --             --             --              --
 Common stock, $.00001 par value; 70,000,000 shares
   authorized actual and 350,000,000 shares authorized pro
   forma; 8,774,658, 9,128,154 and 9,737,751 issued and
   outstanding at December 31, 1998 and 1999 and September
   30, 2000 actual, respectively; and 43,241,246 issued and
   outstanding pro forma at September 30, 2000
   (unaudited)..............................................            88             91             97             432
 Additional paid-in capital.................................       315,319      3,154,792     10,389,267      74,840,758
 Deferred compensation......................................      (217,330)    (1,455,127)    (6,687,217)     (6,687,217)
 Cumulative dividends on convertible redeemable preferred
   stock....................................................    (2,214,132)    (5,038,640)    (8,749,584)             --
 Accumulated deficit........................................   (12,512,542)   (24,890,754)   (50,280,676)    (50,280,676)
                                                              ------------   ------------   ------------    ------------
   Total stockholders' equity (deficit).....................   (14,628,597)   (28,229,638)   (55,328,113)     17,873,297
                                                              ------------   ------------   ------------    ------------
   Total liabilities and stockholders' equity (deficit).....  $  9,791,605   $ 19,494,166   $ 23,858,241    $ 23,858,241
                                                              ============   ============   ============    ============

   The accompanying notes are an integral part of these financial statements.

                             SITARA NETWORKS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                  FOR THE YEARS ENDED                  NINE MONTHS ENDED
                                                      DECEMBER 31,                       SEPTEMBER 30,
                                        ----------------------------------------   --------------------------
                                           1997          1998           1999          1999           2000
                                        -----------   -----------   ------------   -----------   ------------
                                                                                   (UNAUDITED)
Revenue...............................                $   175,000                                $  2,352,944
Cost of revenue (excluding stock-
  based compensation of $0, $0, $0, $0
  and $99,957, respectively)..........                    104,354                                   1,639,360
                                                      -----------                                ------------
  Gross margin........................                     70,646                                     713,584
Operating expenses:
  Selling and marketing (excluding
    stock-based compensation of $0,
    $0, $440,636, $96,124 and
    $448,391, respectively)...........  $ 1,516,799     3,784,666   $  3,588,249   $ 2,603,037     14,962,586
  General and administrative
    (excluding stock-based
    compensation of $164, $0, $263, $0
    and $44,024, respectively)........      988,759     1,413,343      1,485,271     1,073,558      1,880,956
  Research and development (excluding
    stock-based compensation of
    $37,128, $40,000, $344,556,
    $64,517 and $1,259,519,
    respectively).....................    2,058,381     2,959,063      6,830,762     4,342,791      8,125,037
  Stock-based compensation............       37,292        40,000        785,455       160,641      1,851,891
                                        -----------   -----------   ------------   -----------   ------------
    Total operating expenses..........    4,601,231     8,197,072     12,689,737     8,180,027     26,820,470
                                        -----------   -----------   ------------   -----------   ------------
Loss from operations..................   (4,601,231)   (8,126,426)   (12,689,737)   (8,180,027)   (26,106,886)
Interest income.......................      244,537       373,297        439,682       211,519        787,037
Interest expense......................           --       (78,939)      (128,157)      (83,477)       (70,073)
                                        -----------   -----------   ------------   -----------   ------------
Net loss..............................   (4,356,694)   (7,832,068)   (12,378,212)   (8,051,985)   (25,389,922)
                                        -----------   -----------   ------------   -----------   ------------
Accrued dividends for preferred
  stockholders........................     (735,753)   (1,448,242)    (2,824,508)   (1,751,333)    (3,710,944)
Accretion of preferred stock to
  redemption value....................       (1,254)       (2,645)      (104,353)      (63,329)      (203,325)
                                        -----------   -----------   ------------   -----------   ------------
Net loss attributable to common
  stockholders........................  $(5,093,701)  $(9,282,955)  $(15,307,073)  $(9,866,647)  $(29,304,191)
                                        ===========   ===========   ============   ===========   ============
Basic and diluted net loss per
  share...............................  $     (1.26)  $     (1.60)  $      (2.09)  $     (1.41)  $      (3.36)
Shares used in computing basic and
  diluted net loss per share..........    4,034,775     5,790,278      7,306,675     7,006,393      8,711,113
Unaudited pro forma basic and diluted
  net loss per share..................                              $      (0.39)                $      (0.66)
Shares used in computing unaudited pro
  forma basic and diluted net loss per
  share...............................                                31,619,991                   38,759,163

   The accompanying notes are an integral part of these financial statements.

                             SITARA NETWORKS, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
 FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999 AND THE NINE MONTHS ENDED
                               SEPTEMBER 30, 2000

                                       COMMON STOCK      ADDITIONAL                   DIVIDENDS ON                      TOTAL
                                    ------------------     PAID-IN       DEFERRED      PREFERRED     ACCUMULATED    STOCKHOLDERS'
                                     SHARES     AMOUNT     CAPITAL     COMPENSATION      STOCK         DEFICIT         DEFICIT
                                    ---------   ------   -----------   ------------   ------------   ------------   -------------
BALANCE, DECEMBER 31, 1996........  6,750,000    $67     $        23                  $   (30,137)   $   (323,780)  $   (353,827)
Issuance of common stock..........  1,473,693     15           2,844                                                       2,859
Deferred compensation related to
 stock issuances..................                            59,569   $   (59,569)                                           --
Amortization of deferred
 compensation.....................                                          37,292                                        37,292
Accrued dividends for preferred
 stockholders.....................                                                       (735,753)                      (735,753)
Accretion of preferred stock to
 redemption value.................                            (1,254)                                                     (1,254)
Net loss..........................                                                                     (4,356,694)    (4,356,694)
                                    ---------    ---     -----------   -----------    -----------    ------------   ------------
BALANCE, DECEMBER 31, 1997........  8,223,693     82          61,182       (22,277)      (765,890)     (4,680,474)    (5,407,377)
Issuance of common stock..........    550,965      6          14,641                                                      14,647
Deferred compensation related to
 stock options....................                           235,053      (235,053)                                           --
Issuance of warrants for services
 rendered.........................                             7,088                                                       7,088
Amortization of deferred
 compensation.....................                                          40,000                                        40,000
Accrued dividends for preferred
 stockholders.....................                                                     (1,448,242)                    (1,448,242)
Accretion of preferred stock to
 redemption value.................                            (2,645)                                                     (2,645)
Net loss..........................                                                                     (7,832,068)    (7,832,068)
                                    ---------    ---     -----------   -----------    -----------    ------------   ------------
BALANCE, DECEMBER 31, 1998........  8,774,658     88         315,319      (217,330)    (2,214,132)    (12,512,542)   (14,628,597)
Issuance of common stock..........    258,349      2         278,770                                                     278,772
Issuance of common stock for
 services rendered................     95,147      1         245,400                                                     245,401
Issuance of stock options and
 warrants for services rendered...                            76,799                                                      76,799
Issuance of warrants for common
 stock related to Series E
 Convertible Redeemable Preferred
 Stock............................                           877,242                                                     877,242
Deferred compensation related to
 stock options....................                         1,626,325    (1,626,325)                                           --
Amortization of deferred
 compensation.....................                                         227,818                                       227,818
Stock options canceled............                          (160,710)      160,710                                            --
Accretion of preferred stock to
 redemption value.................                          (104,353)                                                   (104,353)
Accrued dividends for preferred
 stockholders.....................                                                     (2,824,508)                    (2,824,508)
Net loss..........................                                                                    (12,378,212)   (12,378,212)
                                    ---------    ---     -----------   -----------    -----------    ------------   ------------
BALANCE, DECEMBER 31, 1999........  9,128,154     91       3,154,792    (1,455,127)    (5,038,640)    (24,890,754)   (28,229,638)
Issuance of common stock..........    433,750      4         160,231                                                     160,235
Issuance of common stock for
 services rendered................    175,847      2         894,508                                                     894,510
Issuance of warrants for common
 stock related to Series G
 Convertible Redeemable Preferred
 Stock............................                           193,590                                                     193,590
Deferred compensation related to
 stock options....................                         6,472,352    (6,472,352)                                           --
Amortization of deferred
 compensation.....................                                         957,381                                       957,381
Stock options canceled............                          (282,881)      282,881                                            --
Accretion of preferred stock to
 redemption value.................                          (203,325)                                                   (203,325)
Accrued dividends for preferred
 stockholders.....................                                                     (3,710,944)                    (3,710,944)
Net loss..........................                                                                    (25,389,922)   (25,389,922)
                                    ---------    ---     -----------   -----------    -----------    ------------   ------------
BALANCE, SEPTEMBER 30, 2000.......  9,737,751    $97     $10,389,267   $(6,687,217)   $(8,749,584)   $(50,280,676)  $(55,328,113)
                                    =========    ===     ===========   ===========    ===========    ============   ============

   The accompanying notes are an integral part of these financial statements.

                             SITARA NETWORKS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                  FOR THE YEARS ENDED                     NINE MONTHS ENDED
                                                      DECEMBER 31,                          SEPTEMBER 30,
                                       ------------------------------------------    ---------------------------
                                          1997           1998            1999           1999            2000
                                       -----------    -----------    ------------    -----------    ------------
                                                                                     (UNAUDITED)
Operating activities:
  Net loss...........................  $(4,356,694)   $(7,832,068)   $(12,378,212)   $(8,051,985)   $(25,389,922)
  Adjustments to reconcile net loss
    to net cash used in operating
    activities:
    Depreciation and amortization....       74,011        508,744       2,475,554      1,817,120       1,289,887
    Stock-based compensation.........       37,292         40,000         785,455        160,641       1,851,891
    Warrants issued for services.....           --          7,088          29,800             --              --
    Provision for doubtful
      accounts.......................           --             --              --             --          50,000
    Changes in operating assets and
      liabilities:
      Accounts receivable............           --             --              --             --      (1,041,383)
      Inventory......................           --             --              --             --        (346,959)
      Prepaid and other current
        assets.......................      (33,762)       (50,489)        (39,871)       (70,642)     (1,315,905)
      Other assets...................      (62,584)       (11,517)        (32,442)        (1,396)        (62,325)
      Accounts payable...............      376,067        (72,300)        147,446         88,283       1,836,796
      Accrued expenses...............       86,122        239,108         337,699        (56,823)      1,131,427
                                       -----------    -----------    ------------    -----------    ------------
Net cash used by operating
  activities.........................   (3,879,548)    (7,171,434)     (8,674,571)    (6,114,802)    (21,996,493)
                                       -----------    -----------    ------------    -----------    ------------
Investing activities:
  Purchase of property and
    equipment........................   (1,033,280)      (480,785)       (456,409)      (267,523)     (1,494,150)
  Proceeds from sale of property and
    equipment........................       53,003             --              --             --              --
  Proceeds from sale and leaseback
    transactions.....................      699,903        539,027         389,132        261,089         827,221
  Increase in restricted cash........           --             --              --             --        (433,641)
                                       -----------    -----------    ------------    -----------    ------------
Net cash provided by (used in)
  investing activities...............     (280,374)        58,242         (67,277)        (6,434)     (1,100,570)
                                       -----------    -----------    ------------    -----------    ------------
Financing activities:
  Proceeds from issuance of
    convertible redeemable preferred
    stock, net of issuance costs.....    6,985,597      4,986,164      20,759,628     20,759,628      24,014,537
  Proceeds from issuance of common
    stock............................        2,859         14,647          13,535          6,794         160,235
  Repayment of capital lease
    obligations......................           --       (178,248)       (381,922)      (308,799)       (377,627)
                                       -----------    -----------    ------------    -----------    ------------
Net cash provided by financing
  activities.........................    6,988,456      4,822,563      20,391,241     20,457,623      23,797,145
                                       -----------    -----------    ------------    -----------    ------------
Net increase (decrease) in cash and
  cash equivalents...................    2,828,534     (2,290,629)     11,649,393     14,336,387         700,082
                                       -----------    -----------    ------------    -----------    ------------
Cash and cash equivalents at
  beginning of period................    5,167,199      7,995,733       5,705,104      5,705,104      17,354,497
                                       -----------    -----------    ------------    -----------    ------------
Cash and cash equivalents at end of
  period.............................  $ 7,995,733    $ 5,705,104    $ 17,354,497    $20,041,491    $ 18,054,579
                                       ===========    ===========    ============    ===========    ============
Supplemental disclosures of cash
  flows:
  Cash paid during the year for:
    Interest.........................  $        --    $    58,918    $     98,357    $    83,477    $     70,072
                                       ===========    ===========    ============    ===========    ============
  Noncash investing and financing
    activities:
    Issuance of Series D convertible
      redeemable preferred stock in
      payment for licensed
      technology.....................  $        --    $ 3,000,000    $         --    $        --              --
    Capital leases...................  $   699,903    $   539,027    $    389,132    $   261,089    $  1,136,738

   The accompanying notes are an integral part of these financial statements.

                             SITARA NETWORKS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. NATURE OF BUSINESS

     Sitara Networks, Inc. ("Sitara Networks") designs, develops and markets a suite of quality-of-service (QoS) networking products for enterprises and communications service providers. Sitara Networks began shipping its current product in February 2000. In 1998, Sitara Networks generated revenue from a predecessor software product. Sitara Networks, formerly K-2 Net, Inc., was incorporated in the State of Delaware on July 19, 1996.

     Prior to the first quarter of 2000, the Company operated as a development stage enterprise, devoting substantially all of its efforts to establishing the new business and carrying on research and development activities. Beginning with the three months ended March 31, 2000, the Company is no longer classified as a development stage enterprise.

     Sitara Networks is subject to risks common to companies in its industry including, but not limited to, technological innovation, dependence on key personnel, protection of proprietary technology, compliance with government regulations, uncertainty of market acceptance of products, product liability and the need to obtain financing.

     Sitara Networks has also experienced substantial net losses since its inception and, as of September 30, 2000, had an accumulated deficit of $50,280,676. Such losses and accumulated deficit resulted from Sitara Networks' lack of substantial revenue and significantly increased costs incurred in the development of Sitara Networks' products and services and in the preliminary establishment of Sitara Networks' infrastructure. Sitara Networks expects to continue to experience significant growth in its operating expenses in order to execute its current business plan, particularly product development and sales and marketing expenses. As a result, Sitara Networks' business plan indicates that additional financing would be required to support its planned expenditures and growth. In the event that such future financing is not obtained on a timely basis, Sitara Networks would reassess its current business plan and significantly reduce planned operating expenditures accordingly in order to maintain ongoing operations.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     The consolidated financial statements include the accounts of Sitara Networks and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated.

  Cash and Cash Equivalents

     Sitara Networks considers investments in money market type mutual funds and investments with maturities of 90 days or less at the time of acquisition to be cash equivalents.

  Property and Equipment

     Property and equipment are carried at cost less accumulated depreciation. Expenditures for repairs and maintenance are charged to expense as incurred. When assets are retired or disposed of, the assets and related accumulated depreciation are eliminated from accounts and any resulting gain or loss is reflected in income. For financial reporting purposes, depreciation is

                             SITARA NETWORKS, INC.

calculated using the straight-line method over the estimated useful lives of the assets, which are as follows:

Computer equipment and purchased software                3 years
Office equipment                                         5 years
Leasehold improvements and                               Shorter of the life of the
  equipment under capital lease                            lease or the estimated
                                                           useful life

  Research and Development Costs

     Costs related to research, design and development of computer hardware and software are charged to expense when incurred. Software development costs incurred subsequent to the establishment of technological feasibility, which would be eligible for capitalization, have been insignificant.

  Income Taxes

     Sitara Networks accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates in effect for the year in which those temporary differences are expected to be recovered or settled. A deferred tax asset is established for the expected future benefit of net operating loss and credit carryforwards. A valuation reserve against net deferred tax assets is required if, based upon available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

  Risks and Uncertainties

     Financial instruments which potentially subject Sitara Networks to concentrations of credit risk consist principally of money market funds. Sitara Networks invests its cash and cash equivalents primarily in deposits and money market funds with financial institutions management believes have high credit standings.

     A potential exposure to Sitara Networks is a concentration of credit risk in trade accounts receivable. To minimize this risk, ongoing credit evaluations of customers' financial condition are performed, although collateral generally is not required. As of September 30, 2000, one customer accounted for 10% of accounts receivable and another customer accounted for 11% of total revenue for the nine months ended September 30, 2000.

     Sitara Networks contracts for the manufacture and testing of its products with a single independent contract manufacturer. The contract manufacturer has the right to terminate the relationship with 90 days notice.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

                             SITARA NETWORKS, INC.

  Advertising Expense

     Sitara Networks expenses advertising costs as they are incurred. During the years ended December 31, 1997, 1998 and 1999, and the nine months ended September 30, 2000, advertising expense totaled $11,333, $13,747, $0 and $2,420,821, respectively. At September 30, 2000, prepaid expenses included $316,817 of advertising costs relating to future advertisements.

     Certain customers participate in various cooperative marketing programs. Sitara Networks accrues for its obligations under cooperative marketing programs at the time of sale, which is included in selling and marketing expense.

  Net Loss per Share and Pro Forma Net Loss per Share

     Basic net loss per share is computed using the weighted average number of shares of common stock outstanding. Net loss used in the calculation is increased by the accrued dividends and accretion to redemption value for the preferred stock outstanding in each period. Diluted net loss per share does not differ from basic net loss per share since potential common shares from conversion of preferred stock, stock options, unvested shares of restricted stock and warrants are antidilutive for all periods presented and are therefore excluded from the calculation. Potential common shares omitted from the calculation of basic and diluted net loss per share are as follows:

                                  FOR THE YEARS ENDED            FOR THE NINE MONTHS ENDED
                                      DECEMBER 31,                     SEPTEMBER 30,
                          ------------------------------------   -------------------------
                             1997         1998         1999         1999          2000
                          ----------   ----------   ----------   -----------   -----------
                                                                 (UNAUDITED)
Stock options...........   1,575,027    2,978,250    2,695,435    3,054,134     5,538,714
Warrants for common
  stock.................     441,177       97,382      553,027      539,391       591,429
Unvested shares of
  restricted stock......   2,929,053    1,952,702      976,352    1,220,439       244,088
Convertible redeemable
  preferred stock.......  17,205,879   20,355,484   28,939,834   28,939,834    33,503,495
                          ----------   ----------   ----------   ----------    ----------
                          22,151,136   25,383,818   33,164,648   33,753,798    39,877,726
                          ==========   ==========   ==========   ==========    ==========

     Pro forma basic and diluted net loss per share is calculated assuming the conversion of all outstanding shares of preferred stock into common stock, as if the shares had converted immediately upon their issuance. Therefore, accrued dividends and accretion to redemption value are excluded from the calculation of pro forma basic and diluted net loss per share.

  Revenue Recognition

     Sitara Networks sells products directly to customers and indirectly through resellers. Sitara Networks also sells service and maintenance contracts which include technical support and software upgrades. Sitara Networks recognizes product revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable, and collectibility is probable. Revenue from service and maintenance contracts is deferred and recognized ratably over the period of the obligation. Sitara Networks makes certain sales to partners in distribution channels. These partners are generally given privileges to return a limited portion of inventory and provided that all other revenue recognition criteria have been met, Sitara Networks

                             SITARA NETWORKS, INC.

recognizes revenue from distributors when the right of return expires. Sitara Networks accrues for estimated warranty costs upon shipment.

  Inventory

     Inventory is stated at the lower of cost or net realizable value with cost being determined using the first-in, first-out (FIFO) method. Cost includes the costs of parts, labor and an allocation of fixed overhead.

  Long-Lived Assets

     Sitara Networks evaluates the net realizable value of licensed technology and other long-lived assets on an ongoing basis, relying on a number of factors including operating results, business plans, budgets and economic projections. In addition, Sitara Networks' evaluation considers nonfinancial data such as market trends, product development cycles, and changes in management's market emphasis.

     Sitara Networks assesses the potential impairment of such long-lived assets by comparing the expected future operating cash flows of assets in relation to its carrying value. If the carrying value is greater than the undiscounted cash flows of the assets, then the carrying value is reduced to the net present value of the future cash flows. There have been no impairments to date.

  Foreign Currencies

     The functional currency for all of the locations in which Sitara Networks has a foreign operation is the United States dollar.

     Foreign currency transaction gains and losses are reported according to the exchange rates prevailing on the transaction date and are included in the consolidated statements of operations.

  Unaudited Pro Forma Balance Sheet

     Under the terms of Sitara Networks' convertible redeemable preferred stock (Note H), all outstanding shares of convertible redeemable preferred stock will be converted automatically into shares of common stock upon the closing of an initial public offering of common stock or upon the vote of the holders of 80% of the outstanding shares of convertible redeemable preferred stock. The unaudited pro forma balance sheet reflects the conversion of all outstanding Series A, B, C, D, E, F, and G convertible redeemable preferred stock into 33,503,495 shares of common stock.

  Comprehensive Income

     Comprehensive income is the same as net income for all periods presented.

  Recent Pronouncements

     In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138. The standard, as amended, established accounting and reporting standards requiring the recognition of all derivative instruments as either assets or liabilities in the statement of financial position and the measure of those instruments at fair value. In June 1999, the FASB issued SFAS No. 137, which defers the effective date of SFAS No. 133 to fiscal years beginning after

                             SITARA NETWORKS, INC.

June 15, 2000. Because Sitara Networks does not currently hold any derivative instruments and does not currently engage in hedging activities, the adoption of SFAS No. 133 is not expected to have a material impact on Sitara Networks' financial position or operating results.

C. INVENTORY

     Inventory consists of finished goods of $265,525 and service inventory of $81,434 at September 30, 2000. Finished goods inventory includes $151,909 of product at distributors on which Sitara Networks has deferred revenue due to a contractual return right. There was no inventory balance at December 31, 1998 or 1999.

D. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following at:

                                               DECEMBER 31,
                                         ------------------------    SEPTEMBER 30,
                                            1998          1999           2000
                                         ----------    ----------    -------------
Computer equipment and purchased
  software.............................  $  233,190    $  306,650     $  825,960
Office equipment.......................      13,188         5,652         14,671
Leasehold improvements.................      20,986        22,356         38,600
Equipment under capital lease..........   1,239,036     1,628,151      2,764,889
                                         ----------    ----------     ----------
     Total property and equipment......   1,506,400     1,962,809      3,644,120
Less accumulated depreciation and
  amortization.........................     418,332       893,882      1,228,084
                                         ----------    ----------     ----------
Property and equipment, net............  $1,088,068    $1,068,927     $2,416,036
                                         ==========    ==========     ==========

     Depreciation expense was $22,511, $23,953, $117,422 and $31,237 for the years ended December 31, 1997, 1998 and 1999, and for the nine months ended September 30, 2000, respectively.

     Amortization expense on the equipment under capital lease was $51,500, $318,124, $358,128 and $425,321 for the years ended December 31, 1997, 1998 and
1999, and for the nine months ended September 30, 2000, respectively.

E. ACCRUED EXPENSES

     Accrued expenses consist of:

                                                 DECEMBER 31,
                                             --------------------    SEPTEMBER 30,
                                               1998        1999          2000
                                             --------    --------    -------------
Bonuses and other incentives...............  $120,022    $209,178     $  325,473
Vacation...................................    81,723     118,171        292,975
Professional services......................    13,991     118,504        183,600
Marketing..................................    85,900     104,525        295,758
Payroll....................................        --          --        212,586
Travel and entertainment...................        --          --        257,068
Other......................................    23,594     112,551        226,896
                                             --------    --------     ----------
Total......................................  $325,230    $662,929     $1,794,356
                                             ========    ========     ==========

                             SITARA NETWORKS, INC.

F. LICENSED TECHNOLOGY

     During 1998, Sitara Networks acquired a license for certain technology in exchange for 787,402 shares of Series D convertible redeemable preferred stock. The license was recorded at $3,000,000, the estimated fair value of the stock issued. Sitara Networks purchased the licensed technology for use in research and development efforts. The technology was amortized over its estimated useful life of eighteen months. Amortization expense related to licensed technology was $166,667, $2,000,004 and $833,329 for the years ended December 31, 1998 and
1999, and for the nine months ended September 30, 2000, respectively.

G. COMMITMENTS AND CONTINGENCIES

  Lease Obligations

     Sitara Networks leases office facilities and equipment under operating and capital leases. The facilities lease includes tax and operating expense escalation clauses. In March 2000, Sitara Networks entered into a new three-year operating lease commencing June 2000 for increased office space in Waltham, Massachusetts. Rent is secured by a $433,641 letter of credit. In connection with this arrangement, Sitara Networks invested in a certificate of deposit pledged to a commercial bank. This certificate of deposit was classified as "restricted cash" as of September 30, 2000 on the balance sheet. Rent expense under operating leases was $149,610, $293,323, $447,471 and $605,278 for the years ended December 31, 1997, 1998, and 1999 and for the nine months ended September 30, 2000, respectively.

     Future annual payments under capital and operating leases are as follows:

                                                  CAPITAL      OPERATING
                                                   LEASES        LEASES
                                                 ----------    ----------
2000...........................................  $  201,433    $  230,409
2001...........................................     821,270       969,242
2002...........................................     620,458       886,297
2003...........................................     416,399       515,418
2004...........................................      33,799            --
                                                 ----------    ----------
                                                  2,093,359    $2,601,366
                                                 ----------    ==========
Less: interest.................................     266,356
Less: current portion..........................     694,407
                                                 ----------
                                                 $1,132,596
                                                 ==========

     Pursuant to the capitalized lease obligation agreements, Sitara Networks granted warrants to purchase 66,177, 14,062 and 13,636 shares of common stock at exercise prices of $.57, $1.87 and $2.57 per share in 1997, 1998 and 1999, respectively. The warrants are immediately exercisable and have seven-year terms. The estimated fair value of each warrant at the time of issuance using the Black-Scholes model, was estimated to be $3,563 and $29,800 in 1998 and 1999, respectively. The fair value of the warrant issued in 1997 was not material. The Black-Scholes calculations were based on the following assumptions: 0% dividend yield, 100% expected volatility, 5.61% - 6.64% risk-free interest rates, and seven-year expected lives. The fair value of each warrant was immediately expensed as interest. No warrants were granted related to lease obligations in 2000.

                             SITARA NETWORKS, INC.

H. CONVERTIBLE REDEEMABLE PREFERRED STOCK

     The following is a summary of Convertible Redeemable Preferred Stock activity:

                          SERIES A     SERIES B     SERIES C     SERIES D     SERIES E      SERIES F     SERIES G
                           STOCK        STOCK        STOCK        STOCK         STOCK        STOCK         STOCK         TOTAL
                         ----------   ----------   ----------   ----------   -----------   ----------   -----------   -----------
Issuance of 6,470,589
 shares of Series A
 stock.................  $5,483,153                                                                                   $ 5,483,153
Accrued dividends for
 preferred
 stockholders..........      30,137                                                                                        30,137
                         ----------                                                                                   -----------
BALANCE AT DECEMBER 31,
 1996..................   5,513,290                                                                                     5,513,290
Issuance of 5,000,000
 shares of Series B
 stock.................               $6,985,597                                                                        6,985,597
Accretion to redemption
 value.................       1,006          248                                                                            1,254
Accrued dividends for
 preferred
 stockholders..........     550,000      185,753                                                                          735,753
                         ----------   ----------                                                                      -----------
BALANCE AT DECEMBER 31,
 1997..................   6,064,296    7,171,598                                                                       13,235,894
Issuance of 1,312,336
 shares of Series C
 stock.................                            $4,986,164                                                           4,986,164
Issuance of 787,402
 shares of Series D
 stock.................                                         $2,982,002                                              2,982,002
Accretion to redemption
 value.................       1,006          993          646                                                               2,645
Accrued dividends for
 preferred
 stockholders..........     550,000      600,000      286,916       11,326                                              1,448,242
                         ----------   ----------   ----------   ----------                                            -----------
BALANCE AT DECEMBER 31,
 1998..................   6,615,302    7,772,591    5,273,726    2,993,328                                             22,654,947
Issuance of 5,722,903
 shares of Series E
 stock.................                                                      $19,882,386                               19,882,386
Accretion to redemption
 value.................       1,006          993        1,107        1,674        99,573                                  104,353
Accrued dividends for
 preferred
 stockholders..........     550,000      600,000      459,318      275,591       939,599                                2,824,508
                         ----------   ----------   ----------   ----------   -----------                              -----------
BALANCE AT DECEMBER 31,
 1999..................   7,166,308    8,373,584    5,734,151    3,270,593    20,921,558                               45,466,194
Issuance of 1,130,000
 shares of Series F
 stock.................                                                                    $5,639,058                   5,639,058
Issuance of 2,868,661
 shares of Series G
 stock.................                                                                                 $18,181,889    18,181,889
Accretion to redemption
 value.................         754          745          830        1,256       179,233          782        19,725       203,325
Accrued dividends for
 preferred
 stockholders..........     412,500      450,000      344,488      206,693     1,519,431      349,688       428,144     3,710,944
                         ----------   ----------   ----------   ----------   -----------   ----------   -----------   -----------
BALANCE AT SEPTEMBER
 30, 2000..............  $7,579,562   $8,824,329   $6,079,469   $3,478,542   $22,620,222   $5,989,528   $18,629,758   $73,201,410
                         ==========   ==========   ==========   ==========   ===========   ==========   ===========   ===========

     Sitara Networks is authorized to issue 26,800,000 shares of preferred stock, $.00001 par value per share.

                             SITARA NETWORKS, INC.

     In December 1996, Sitara Networks issued 6,470,589 shares of Series A Convertible Preferred Stock ("Series A Stock") at $0.85 per share to private investors for a total consideration of $5,483,153 (net of offering costs of $16,847). Of the total consideration, $256,000 was paid by one investor through the cancellation of a convertible note payable issued by Sitara Networks in 1996 and the related interest thereon. The offering costs are being accreted over the redemption period of the Series A Stock.

     In September 1997, Sitara Networks issued 5,000,000 shares of Series B Convertible Preferred Stock ("Series B Stock") at $1.40 per share to private investors for a total consideration of $6,985,597 (net of offering costs of $14,403). The offering costs are being accreted over the redemption period of the Series B Stock.

     In May 1998, Sitara Networks issued 1,312,336 shares of Series C Convertible Preferred Stock ("Series C Stock") at $3.81 per share to private investors for a total consideration of $4,986,164 (net of offering costs of $13,836). The offering costs are being accreted over the redemption period of the Series C Stock.

     In December 1998, Sitara Networks issued 787,402 shares of Series D Convertible Preferred Stock ("Series D Stock") at $3.81 per share in exchange for a technology license (Note F). The technology license is recorded at $3,000,000 the estimated fair value of the stock issued. Offering costs of $17,998 are being accreted over the redemption period of the Series D Stock.

     In July and August 1999, Sitara Networks issued 5,722,903 shares of Series E Convertible Preferred Stock ("Series E Stock") at $3.85 per share to private investors for a total consideration of $20,759,628 (net of offering costs paid in cash of $1,273,548). In connection with the Series E financing, Sitara Networks issued a warrant to purchase 442,009 shares of common stock at $2.57 per share to the placement agent as compensation for services rendered. Sitara Networks recorded the fair value of the warrant of $877,242 based on the Black-Scholes model as an additional offering cost. The Black-Scholes calculation was based on the following assumptions: 0% dividend yield, 100% expected volatility, 6.02% risk-free interest rate and five-year expected life. The value of the warrant and the offering costs are being accreted over the redemption period of the Series E Stock.

     In January and March 2000, Sitara Networks issued 1,130,000 shares of Series F Convertible Preferred Stock ("Series F Stock") at $5.00 per share of private investors for total consideration of $5,639,058 (net of offering costs of $10,942). The offering costs are being accreted over the redemption period of the Series F Stock.

     In June and September 2000, Sitara Networks issued 2,868,661 shares of Series G Convertible Preferred Stock ("Series G Stock") at $6.51 per share to private investors for total consideration of $18,375,479 (net of offering costs paid in cash of $299,532). In connection with the Series G financing, the Company issued a warrant to purchase 38,402 shares of common stock at $6.51 per share to the placement agent as compensation for services rendered. The Company recorded the fair value of the warrant of $193,590 based on the Black-Scholes model as an additional offering cost. The Black-Scholes calculation was based on the following assumptions: 0% dividend yield, 100% expected volatility, 6.18% risk-free interest rate and a five-year expected life. The value of the warrant and the offering costs are being accreted over the redemption period of the Series G Stock.

     Each share of Series A, B, C, D, E, F and G (collectively, "Preferred Stock") Stock is convertible into common stock at the option of the holder under a formula. Each share of Preferred Stock automatically converts into shares of common stock, at the closing of an initial

                             SITARA NETWORKS, INC.

public offering with an offering price of not less than $9.77 per share and gross proceeds of not less than $15,000,000 or upon the vote of the holders of 80% of the outstanding shares of Preferred Stock. An equivalent number of shares of common stock is reserved for conversion.

     Each holder of a share of Preferred Stock is entitled to the number of votes equal to that number of shares of common stock into which such shares of Preferred Stock can be converted.

     Each holder of Preferred Stock is entitled to cumulative dividends whether or not declared.

     The holders of the Preferred Stock have preference as to the assets of Sitara Networks upon liquidation, plus an amount equal to all declared but unpaid dividends and a pro rata share of the remaining assets on an as-converted basis.

     The holders of the Preferred Stock have the option to redeem for cash a maximum of one-third, two-thirds, and all of the outstanding shares on or after August 1, 2002, 2003, and 2004, respectively, plus any declared and unpaid dividends, whether or not earned or declared.

     At September 30, 2000, each series of Preferred Stock had the following features:

                                                 COMMON STOCK
          ANNUAL                                  INTO WHICH
         DIVIDEND   LIQUIDATION   REDEMPTION   PREFERRED SHARES
SERIES     RATE     PREFERENCE      PRICE          CONVERT
------   --------   -----------   ----------   ----------------
 A        $.085        $ .85        $ .85         9,705,881
 B          .12         1.40         1.40         7,499,998
 C          .35         3.81         3.81         1,968,502
 D          .35         3.81         3.81         1,181,103
 E         .354         3.85         3.85         8,584,350
 F          .45         5.00         5.00         1,695,000
 G         .599         6.51         6.51         2,868,661

I. COMMON STOCK AND COMMON STOCK WARRANTS

     In March 2000, Sitara Networks effected a three-for-two stock split of its common stock. All references to shares and per share amounts in the financial statements and related footnotes have been adjusted to reflect the split for all periods presented.

     Sitara Networks issued 3,375,000 and 530,405 restricted shares of common stock in 1996 and 1997, respectively, to the three founders of Sitara Networks. There were no such shares issued in 1998, 1999 or 2000. The founders may not sell, transfer, or dispose of the restricted shares of common stock prior to vesting of such stock. There were 1,952,703, 2,929,053 and 3,661,317 shares vested at December 31, 1998 and 1999 and September 30, 2000, respectively. Sitara Networks also issued an additional 3,375,000 and 530,405 shares of common stock in 1996 and 1997, respectively, to the founders that are not restricted. There were no such shares issued in 1998, 1999 or 2000. The shares issued in 1997 were issued in connection with Sitara Networks' 1996 Amended and Restated Stock Incentive Program (Note K). The fair value of the shares issued in 1997 of $59,569 was recorded as deferred compensation and is being expensed as the shares vest.

     During 1996, Sitara Networks issued a convertible note payable in the amount of $250,000 with 750,000 detachable warrants for common stock. One-half of the detachable warrants were exercised for 375,000 shares of common stock in 1997. The remaining warrants were exercised during 1998 for 375,000 shares of common stock.

                             SITARA NETWORKS, INC.

     During 1997, 1998 and 1999, Sitara Networks issued warrants to purchase 66,177, 14,062 and 13,636 shares of common stock in connection with capital lease obligation agreements (Note G). The warrants have not been exercised as of September 30, 2000.

     Sitara Networks issued a warrant to purchase 17,143 shares of common stock to a third party during 1998. The warrant has an exercise price of $0.93 per share, was immediately exercisable and has a seven-year term. The estimated fair value of the warrants granted, using the Black-Scholes model, was $3,525, and was recorded as an expense. The Black-Scholes calculation was based on the following assumptions: 0% dividend yield, 100% expected volatility, 5.69% risk-free interest rate, and seven-year expected life. The warrant has not been exercised as of September 30, 2000.

     In September 1999, Sitara Networks issued a warrant to purchase 442,009 shares of common stock at $2.57 per share, in connection with the issuance of the Series E Stock (Note H). The warrant was immediately exercisable, has a term of five years and has not been exercised as of September 30, 2000.

     In November 1999, Sitara Networks issued 5,747 shares of common stock to consultants for services rendered. Sitara Networks accounted for these grants of common stock at their estimated fair value at the time of issuance and recorded expense of $15,345 in the year ended December 31, 1999. These shares were issued in connection with the 1996 Amended and Restated Stock Incentive Program (Note
K).

     In 2000, Sitara Networks issued 9,066 shares of common stock for services rendered. Sitara Networks accounted for these grants of common stock at their estimated fair value at the time of issuance and recorded expense of $54,250, in the nine months ended September 30, 2000. These shares were issued in connection with the 1996 Amended and Restated Stock Incentive Program (Note K).

     In 1999 and 2000 Sitara Networks issued 89,400 and 166,781 shares of common stock, respectively, to certain employees for achievement of certain engineering and revenue milestones. Sitara Networks accounted for this grant of common stock at its estimated fair value at the time of issuance and recorded an expense in the amount of $230,056 and $840,260 in the year ended December 31, 1999 and the nine months ended September 30, 2000, respectively. These shares were issued in connection with the 1996 Amended and Restated Stock Incentive Program (Note K).

     In June 2000, Sitara Networks issued a warrant to purchase 38,402 shares of common stock at $6.51 per share, in connection with the issuance of Series G Stock (Note H). The warrant is immediately exercisable, has a term of five years and has not been exercised as of September 30, 2000.

J. INCOME TAXES

     Income (loss) before income taxes for domestic and foreign operations is as follows:

                                                                      NINE MONTHS
                                YEAR ENDED DECEMBER 31,                  ENDED
                       ------------------------------------------    SEPTEMBER 30,
                          1997           1998            1999            2000
                       -----------    -----------    ------------    -------------
Domestic.............  $(4,356,694)   $(7,832,068)   $(12,385,772)   $(25,620,182)
Foreign..............           --             --           7,560         230,260
                       -----------    -----------    ------------    ------------
                       $(4,356,694)   $(7,832,068)   $(12,378,212)   $(25,389,922)
                       ===========    ===========    ============    ============

                             SITARA NETWORKS, INC.

     The following is the reconciliation between the U.S. federal statutory rate and the effective tax rate:

                                                                      NINE MONTHS
                                          YEAR ENDED DECEMBER 31,        ENDED
                                          -----------------------    SEPTEMBER 30,
                                          1997     1998     1999         2000
                                          -----    -----    -----    -------------
U.S. federal statutory rate.............  (34.0)%  (34.0)%  (34.0)%    (34.0)%
State taxes, net of federal benefit.....   (7.1)    (6.8)    (6.6)        (6.2)
Tax credits.............................   (2.2)    (1.7)    (1.5)        (1.1)
Non deductible expenses.................    0.1      0.2      1.0          1.8
Change in valuation allowance...........   43.2     42.3     41.1         39.5
                                          -----    -----    -----        -----
                                            0.0%     0.0%     0.0%         0.0%
                                          =====    =====    =====        =====

     The approximate tax effect of each type of temporary difference and carryforward before allocation of the valuation allowance is as follows:

                                                                    NINE MONTHS
                                      YEAR ENDED DECEMBER 31,          ENDED
                                    ---------------------------    SEPTEMBER 30,
                                       1998            1999            2000
                                    -----------    ------------    -------------
Deferred tax assets (liabilities):
  Net operating loss
     carryforwards................  $   801,456    $  1,318,961     $11,267,123
  Capitalized start-up costs......    3,061,740       5,254,344       4,232,902
  Capitalized research and
     development costs............      950,000       2,736,000       2,794,000
  Tax credit carryforwards........      349,539         619,544       1,012,641
  Fixed assets....................       78,027          97,367         (13,162)
  Licensed technology.............       33,333         433,335         466,670
  Accrued compensation............       58,080          58,668         342,463
  Other...........................           --              --          38,000
                                    -----------    ------------     -----------
                                      5,332,175      10,518,219      20,140,637
Valuation allowance...............   (5,332,175)    (10,518,219)    (20,140,637)
                                    -----------    ------------     -----------
Net deferred tax assets...........  $        --    $         --     $        --
                                    ===========    ============     ===========

     As of September 30, 2000, Sitara Networks had federal net operating loss ("NOL") and research and experimentation credit carryforwards of approximately $28,162,000 and $679,000, respectively, which may be available to offset future federal taxable income and tax liabilities, respectively, and expire at various dates through 2019. As required by Statement Financial Accounting Standards No. 109, management has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets. Management has determined that it is more likely than not that Sitara Networks will not recognize the benefits of federal and state deferred tax assets for all periods presented, and has established a valuation allowance against net deferred tax assets.

     Ownership changes, as defined in the Internal Revenue Code, may have limited the amount of net operating loss carryforwards that can be utilized annually to offset future taxable income. Subsequent ownership changes could further effect the limitation in future years.

                             SITARA NETWORKS, INC.

K. STOCK OPTION PLAN

     On December 9, 1996, the Board of Directors adopted the 1996 Amended and Restated Stock Incentive Program (the "Program"), as subsequently amended. The Program enables Sitara Networks to grant options to purchase common stock, restricted stock, performance share awards and stock appreciation rights to employees, members of the Board of Directors, and consultants of Sitara Networks. Stock options entitle the holder to purchase common stock from Sitara Networks, for a specified exercise price, during a period specified by the applicable option agreement. The options expire on the date determined by the Board of Directors, not to exceed 10 years following the date of the grant. The total number of shares of common stock which may be issued under the Plan is 7,200,000. The Program provides the number of shares authorized for issuance will automatically increase on the first calendar day of each year by the lesser of: (i) 3,000,000 shares and (ii) 5% of the outstanding shares of common stock, provided that the increase does not exceed 25% of the outstanding shares of common stock. Substantially all options to employees granted to date vest over four years and expire ten years from the date of the grant.

     Option activity under the Program is as follows:

                             EXERCISE PRICE          EXERCISE PRICE
                           EQUALS GRANT DATE        LESS THAN GRANT
                            STOCK FAIR VALUE     DATE STOCK FAIR VALUE           TOTAL
                          --------------------   ----------------------   --------------------
                                      WEIGHTED                WEIGHTED                WEIGHTED
                                      AVERAGE                  AVERAGE                AVERAGE
                          NUMBER OF   EXERCISE   NUMBER OF    EXERCISE    NUMBER OF   EXERCISE
                           SHARES      PRICE       SHARES       PRICE      SHARES      PRICE
                          ---------   --------   ----------   ---------   ---------   --------
Outstanding at December
  31, 1997..............  1,575,027   $ 0.083           --     $    --    1,575,027   $ 0.083
  Granted...............  2,117,625      0.84           --          --    2,117,625      0.84
  Exercised.............   (175,974)   (0.082)          --          --     (175,974)   (0.082)
  Canceled..............   (538,428)   (0.283)          --          --     (538,428)   (0.283)
                          ---------   -------    ---------     -------    ---------   -------
Outstanding at December
  31, 1998..............  2,978,250     0.585           --          --    2,978,250     0.585
  Granted...............    363,750     1.155      572,750       1.333      936,500     1.264
  Exercised.............   (284,450)   (0.179)          --          --     (284,450)   (0.179)
  Canceled..............   (934,865)   (0.614)          --          --     (934,865)   (0.614)
                          ---------   -------    ---------     -------    ---------   -------
Outstanding at December
  31, 1999..............  2,122,685     0.724      572,750       1.333    2,695,435     0.854
  Granted...............         --        --    3,592,200       2.480    3,592,200     2.480
  Exercised.............   (432,249)   (0.368)      (1,500)     (1.333)    (433,749)   (0.371)
  Canceled..............   (102,172)   (0.949)    (213,000)     (1.695)    (315,172)   (1.453)
                          ---------   -------    ---------     -------    ---------   -------
Outstanding at September
  30, 2000..............  1,588,264   $ 0.802    3,950,450     $ 2.356    5,538,714   $ 1.911
                          =========   =======    =========     =======    =========   =======

     As of September 30, 2000, no shares were available for grant under the Program.

                             SITARA NETWORKS, INC.

     The following table summarizes information about stock options outstanding at September 30, 2000:

                            OPTIONS OUTSTANDING
                 ------------------------------------------       OPTIONS EXERCISABLE
                                     WEIGHTED-                ----------------------------
                      NUMBER          AVERAGE     WEIGHTED-        NUMBER        WEIGHTED-
                   OUTSTANDING       REMAINING     AVERAGE      EXERCISABLE       AVERAGE
   RANGE OF      AT SEPTEMBER 30,   CONTRACTUAL   EXERCISE    AT SEPTEMBER 30,   EXERCISE
EXERCISE PRICES        2000            LIFE         PRICE           2000           PRICE
---------------  ----------------   -----------   ---------   ----------------   ---------
    $0.057             50,392          6.32        $0.057          19,255         $0.057
    $0.093            145,500          6.81        $0.093          91,313         $0.093
    $0.187            212,062          7.36        $0.187         133,219         $0.187
$0.933 - $1.00      1,039,311          7.99        $0.991         390,844         $0.993
    $1.333          1,121,749          9.06        $1.333         200,749         $1.333
    $2.00           1,857,750          9.60        $ 2.00          61,250         $ 2.00
    $2.667            452,700          9.80        $2.667              --         $2.667
    $4.67             659,250          9.93        $ 4.67           7,500         $ 4.67
--------------      ---------          ----        ------         -------         ------
$0.057 - $4.67...    5,538,714         9.05        $1.911         904,130         $0.937
==============      =========          ====        ======         =======         ======

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), requires that companies either recognize compensation expense for grants to employees of stock, stock options, and other equity instruments based on fair value, or provide pro forma disclosure of net income or loss in the notes to the financial statements. Sitara Networks has adopted the disclosure provisions of SFAS 123 and recognizes compensation costs using the intrinsic value method described in Accounting Principles Board No. 25 ("APB 25"), "Accounting for Stock Issued to Employees." For stock options granted to non-employees, Sitara Networks recognizes compensation costs in accordance with the requirements of SFAS 123.

     Had compensation cost for Sitara Networks' stock option plan been determined based on the fair value at the grant date for awards in 1997, 1998, 1999 and 2000, consistent with the provisions of SFAS 123, Sitara Networks' net loss and basic and diluted net loss per share would have been increased to pro forma amounts indicated below:

                                                                      NINE MONTHS
                                YEAR ENDED DECEMBER 31,                  ENDED
                       ------------------------------------------    SEPTEMBER 30,
                          1997           1998            1999            2000
                       -----------    -----------    ------------    -------------
Net loss -- as
  reported...........  $(5,093,701)   $(9,282,955)   $(15,307,073)   $(29,304,191)
Net loss -- pro
  forma..............  $(5,096,686)   $(9,311,499)   $(15,358,059)   $(29,565,936)
Basic and diluted net
  loss per share --
  as reported........  $     (1.26)   $     (1.60)   $      (2.09)   $      (3.36)
Basic and diluted net
  loss per share --
  pro forma..........  $     (1.26)   $     (1.61)   $      (2.10)   $      (3.39)

                             SITARA NETWORKS, INC.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in each of the following periods:

                                                                         NINE MONTHS
                                          YEAR ENDED DECEMBER 31,           ENDED
                                       -----------------------------    SEPTEMBER 30,
                                        1997       1998       1999          2000
                                       -------    -------    -------    -------------
Dividend yield.......................       0%         0%         0%               0%
Expected volatility..................       0%         0%         0%               0%
Risk-free interest rate..............     6.2%       4.9%       5.3%             6.4%
Expected lives.......................  4 years    4 years    4 years          4 years

     The weighted average grant date fair values using the Black-Scholes option pricing model were:

                                                                              NINE MONTHS
                                                  YEAR ENDED DECEMBER 31,        ENDED
                                                  -----------------------    SEPTEMBER 30,
                                                  1997     1998     1999         2000
                                                  -----    -----    -----    -------------
Exercise price equals grant date stock fair
  value.........................................  $0.01    $0.17    $0.20           --
Exercise price less than grant date stock fair
  value.........................................     --       --    $1.54        $2.31

     The effects of applying SFAS 123 in this disclosure were not indicative of future amounts. Additional grants in future years are anticipated.

     Sitara Networks records deferred compensation for options issues to employees with exercise prices below the estimated fair value of common stock. Deferred compensation is amortized and recorded as compensation expense over the vesting period of the options. Compensation expense of $159,359, $67,855 and $742,628 was recognized during the year ended December 31, 1999 and the nine months ended September 30, 1999 and 2000, respectively.

     Sitara Networks grants stock options to members of its Technical Advisory Board ("TAB"). These individuals are not considered employees of Sitara Networks. Options granted to the TAB members typically vest at a rate of 6.25% of the outstanding common shares granted on the next business day immediately following each scheduled TAB meeting that the member attends. The TAB options expire 10 years from the date of grant. At September 30, 2000, there are options to purchase 195,936 shares of common stock outstanding to TAB members. Option prices are set by the Board of Directors at the estimated fair value at the date of grant. Sitara Networks estimates the fair value of the options granted to TAB members using the Black-Scholes model at each vesting and balance sheet date. The fair value of the options is recorded as deferred compensation and is expensed as the options vest. Expense of approximately $32,575, $61,034, $40,219 and $26,552 was recognized during the years ended December 31, 1998 and 1999 and the nine months ended September 30, 1999 and 2000, respectively.

     Sitara Networks also granted options to nonemployee consultants. During the years ended December 31, 1997, 1998 and 1999 and the nine months ended September 30, 2000, Sitara Networks issued options to purchase 15,000, 0, 19,999 and 90,000 shares of common stock, respectively. The estimated fair value of the options granted, using the Black-Scholes model, was expensed over the vesting period of the options. In the year ended December 31, 1999 and the nine months ended September 30, 1999 and 2000 an expense of $46,999, $46,999

                             SITARA NETWORKS, INC.

and $182,631, respectively, was recognized related to these options. The value of the options issued in 1997 was not material.

     In 1999, Sitara Networks provided for the net exercise of certain stock options previously issued to employees. In connection with this net exercise Sitara Networks issued 198,929 shares of common stock and recognized compensation expense of $265,236.

L. STOCK-BASED COMPENSATION

     The following are the components of the additions to deferred compensation in the statement of stockholders' deficit and the components of stock-based compensation expense in the statement of operations for each period presented:

                                                                            NINE MONTHS
                                          YEARS ENDED DECEMBER 31,             ENDED
                                      ---------------------------------    SEPTEMBER 30,
                                       1997        1998         1999           2000
                                      -------    --------    ----------    -------------
DEFERRED COMPENSATION
Employee stock option grants........       --          --    $1,414,739     $5,533,116
Nonemployee stock option grants.....       --    $235,053       211,586        939,236
Restricted stock grants to
  employees.........................  $59,569          --            --             --
                                      -------    --------    ----------     ----------
Total...............................  $59,569    $235,053    $1,626,325     $6,472,352
                                      =======    ========    ==========     ==========

                                                                 NINE MONTHS ENDED
                                  YEARS ENDED DECEMBER 31,         SEPTEMBER 30,
                                ----------------------------   ---------------------
                                 1997      1998       1999       1999        2000
                                -------   -------   --------   --------   ----------
STOCK-BASED COMPENSATION
Vesting of employee stock
  options.....................       --        --   $159,359   $ 67,855   $  742,628
Cashless exercise of employee
  stock options...............       --        --    265,237         --           --
Vesting of nonemployee stock
  options.....................       --   $32,575     61,034     40,219      209,183
Vesting of restricted stock
  grants to employees.........  $37,292     7,425      7,425      5,568        5,570
Fully vested nonemployee stock
  options.....................       --        --     46,999     46,999           --
Fully vested stock grants to
  employees...................       --        --    230,056         --      870,097
Fully vested stock grants to
  nonemployees................       --        --     15,345         --       24,413
                                -------   -------   --------   --------   ----------
Total.........................  $37,292   $40,000   $785,455   $160,641   $1,851,891
                                =======   =======   ========   ========   ==========

M. EMPLOYEE BENEFIT PLAN

     Sitara Networks has an employee benefit plan under Section 401(k) of the Internal Revenue Code covering substantially all employees. The plan allows employees to make contributions up to a specified percentage of their compensation. Sitara Networks has not made any contributions to this benefit plan to date.

                             SITARA NETWORKS, INC.

N. RELATED PARTIES

     The Chairman, Chief Executive Officer, President and a director of Sitara Networks is also the non-executive Chairman of the Board and a stockholder of Indus River Networks, Inc. ("Indus River"). The Chief Financial Officer of Sitara Networks also served as the Chief Financial Officer of Indus River from April 1997 to January 1998. In 1997, Indus River made payments to Sitara Networks of $129,276 for shared personnel, office space, and facilities.

O. SEGMENT INFORMATION

     Sitara Networks operates in a single segment. Long-lived assets are principally located in the United States. The following summarizes revenues by the customer's geographic locations:

                                                                   FOR THE NINE
                               FOR THE YEAR ENDED DECEMBER 31,     MONTHS ENDED
                               --------------------------------    SEPTEMBER 30,
                                 1997        1998        1999          2000
                               --------    --------    --------    -------------
Asia Pacific.................  $     --    $     --    $     --     $1,293,078
Europe.......................        --          --          --        369,740
North and South America......        --     175,000          --        690,126
                               --------    --------    --------     ----------
                               $     --    $175,000    $     --     $2,352,944
                               ========    ========    ========     ==========

P. SUBSEQUENT EVENTS

     In October 2000, Sitara Networks issued 897,078 additional shares of Series G Stock at $6.51 per share to private investors for total consideration of approximately $5.8 million.

     In October 2000, Sitara Networks adopted the 2000 Employee Stock Purchase Plan. A total of 2,000,000 shares of common stock have been reserved for issuance under this plan.

     In October 2000, Sitara Networks amended the 1996 Amended and Restated Stock Incentive Program, to increase the number of shares of common stock issuable under the Program from 7,200,000 to 9,200,000.

     On November 14, 2000, Sitara Networks sold warrants to purchase 104,000 shares of common stock at prices ranging from $.67 to $1.00 per share for aggregate proceeds of $95,915 to certain of its value-added resellers. The warrants have exercise prices ranging from $2.67 to $5.00 per share, are immediately exercisable and have two-year terms. The estimated fair value of the warrants granted, using the Black-Scholes model was $622,602. The Black-Scholes calculation was based on the following assumptions: 0% dividend yield, 100% expected volatility, 6.5% risk-free interest rate, and a two-year expected rate. Sitara Networks will recognize selling and marketing expense of $526,687 related to these warrants.

                              [INSIDE BACK COVER]

     In the upper left-hand corner, the words "Sitara Networks" appear. At the bottom of the page appears the words "Delivering Scalable, Flexible and Manageable QoS for the Converged IP Network." In the middle of the page appears a triangle divided into three sections, which triangle is surrounded by three circles of varying sizes. The bottom portion of the triangle contains the words "Bandwidth Management" in bold letters, and above that the words "L2-7 Classification, Switching, Shaping, Queuing, Statistics, Bridging" appear. The middle portion of the triangle contains the words "Application Traffic Management" in bold letters, and above that the words "Proxy, Signaling, Caching, Redirection" appear. The top portion of the triangle contains the words "Policy Management" in bold letters, and above that, the words "Analysis, Enforcement, Decision" appear.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.

                               TABLE OF CONTENTS

                                          PAGE
                                          ----
Prospectus Summary......................    3
Risk Factors............................    8
Special Note Regarding Forward-Looking
  Statements............................   20
Use of Proceeds.........................   20
Dividend Policy.........................   20
Capitalization..........................   21
Dilution................................   23
Selected Financial Data.................   24
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................   26
Business................................   33
Management..............................   48
Certain Relationships and Related
  Transactions..........................   56
Principal Stockholders..................   58
Description of Capital Stock............   60
Shares Eligible for Future Sale.........   63
Underwriting............................   65
Legal Matters...........................   68
Experts.................................   68
Where You Can Find More Information.....   68
Index to Financial Statements...........  F-1

UNTIL             , 2001 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
           ---------------------------------------------------------

                                     [LOGO]

 [                 ] SHARES

 COMMON STOCK

 DEUTSCHE BANC ALEX. BROWN

 CHASE H&Q

 THOMAS WEISEL PARTNERS LLC

 PROSPECTUS

             , 2001

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the estimated expenses payable by us in connection with the offering (excluding underwriting discounts and commissions):

NATURE OF EXPENSE                                             AMOUNT
-----------------                                             -------
SEC Registration Fee........................................  $21,252
NASD Filing Fee.............................................    8,550
Nasdaq National Market Listing Fee..........................        *
Accounting Fees and Expenses................................        *
Legal Fees and Expenses.....................................        *
Printing Expenses...........................................        *
Transfer Agent's Fee........................................        *
Miscellaneous...............................................        *
                                                              -------
Total.......................................................        *

------------
* To be completed by amendment.

     The amounts set forth above, except for the Securities and Exchange Commission, National Association of Securities Dealers, Inc. and Nasdaq National Market fees, are in each case estimated.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     In accordance with Section 145 of the Delaware General Corporation Law,
Article VII of our Amended and Restated Certificate of Incorporation provides that no director of Sitara Networks be personally liable to Sitara Networks or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to Sitara Networks or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) in respect of unlawful dividend payments or stock redemptions or repurchases, or (4) for any transaction from which the director derived an improper personal benefit. In addition, the Amended and Restated Certificate of Incorporation provides that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

     Article V of our Amended and Restated By-laws provides for indemnification by Sitara Networks of its officers and certain non-officer employees under certain circumstances against expenses, including attorneys fees, judgments, fines and amounts paid in settlement, reasonably incurred in connection with the defense or settlement of any threatened, pending or completed legal proceeding in which any such person is involved by reason of the fact that such person is or was an officer or employee of the registrant if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Sitara Networks, and, with respect to criminal actions or proceedings, if such person had no reasonable cause to believe his or her conduct was unlawful. Prior to the completion of this offering, we will also enter into indemnification agreements with each of our directors. The indemnification agreements will generally reflect the foregoing provisions and require advancement of expenses in proceedings, if such person had no reasonable cause to believe that his or her conduct was unlawful.

     Under Section 8 of the underwriting agreement to be filed as Exhibit 1.1 hereto, the underwriters have agreed to indemnify, under certain conditions, Sitara Networks, its directors, certain officers and persons who control Sitara Networks within the meaning of the Securities Act of 1933 against certain liabilities.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     Set forth in chronological order below is information regarding the number of shares of capital stock sold by the Registrant during the past three years. Further included is the consideration, if any, received by the Registrant for such shares, and information relating to the section of the Securities Act of 1933 or rule of the Securities and Exchange Commission under which exemption from registration was claimed. In the case of issuances of common stock or options or warrants exercisable for common stock, the numbers below reflect a three-for-two stock split of the Registrant's common stock effected in June 2000.

  (a) Certain Issuances and Sales of Securities

     1. On May 18, 1998, Sitara Networks sold an aggregate of 1,312,336 shares of series C convertible preferred stock to seven private investors for an aggregate purchase price of $5,000,000 or $3.81 per share.

     2. On February 5, 1998, Sitara Networks issued a warrant to purchase 14,062 shares of common stock at an exercise price of $1.87 per share to a company in connection with the execution of capital leases.

     3. On December 11, 1998, Sitara Networks sold 375,000 shares of common stock to a private investor for an aggregate purchase price of $5.00 or $.00002 per share pursuant to an exercise of a warrant.

     4. In April, 1998, Sitara Networks issued a warrant to purchase 17,143 shares of common stock at an exercise price of $0.93 per share to a company in exchange for services rendered.

     5. On December 17, 1998, Sitara Networks sold 787,402 shares of series D convertible preferred stock to a private investor in exchange for a technology license agreement valued at $3,000,000 implying a per share purchase price of $3.81.

     6. Between July 9 and August 9, 1999, Sitara Networks sold an aggregate of 5,722,903 shares of series E convertible preferred stock to 17 private investors for an aggregate purchase price of $22,033,176 or $3.85 per share.

     7. On September 30, 1999, Sitara Networks issued a warrant to purchase 442,009 shares of common stock at an exercise price of $2.57 per share to its financial advisor in exchange for services rendered in connection with Sitara Networks' sale of shares of series E convertible preferred stock.

     8. On November 30, 1999, Sitara Networks issued a warrant to purchase 13,636 shares of common stock at an exercise price of $2.57 per share to a company in connection with the execution of capital leases.

     9. Between January 14, 2000 and March 31, 2000, Sitara Networks sold an aggregate of 1,130,000 shares of series F convertible preferred stock to 12 private investors for an aggregate purchase price of $5,650,000 or $5.00 per share.

     10. Between June 16, 2000 and October 13, 2000, Sitara Networks sold an aggregate of 3,765,739 shares of series G convertible preferred stock to 28 investors for an aggregate purchase price of $24,515,010 or $6.51 per share.

     11. On June 18, 2000, Sitara Networks issued a warrant to purchase 38,402 shares of common stock at an exercise price of $6.51 per share to its financial advisor in exchange for services rendered in connection with Sitara Networks' sale of series G convertible preferred stock.

     12. In November, 2000, Sitara Networks sold warrants to purchase 104,000 shares of common stock at exercise prices ranging from $2.67 to 5.00 to its value-added resellers. The purchase prices of such warrants was from $0.67 to $1.00 per underlying share of common stock.

  (b) Stock Option Grants and Exercises

     1. Between November 1, 1997 and October 31, 2000, Sitara Networks granted stock options to purchase an aggregate of 6,739,505 shares of common stock at exercise prices ranging from $.093 to $5.00 per share to employees, consultants, directors or other service providers pursuant to Sitara Networks' Amended and Restated 1996 Stock Incentive Program. As of October 31, 2000, options to purchase 1,958,412 shares had been exercised and options to purchase 1,441,466 shares had been cancelled.

  (c) Common Stock Grants

     1. Between November 1, 1997 and October 31, 2000, Sitara Networks granted an aggregate of 257,553 shares of common stock to certain individual and entities pursuant to Sitara Networks' Amended and Restated 1996 Stock Incentive Program.

     No underwriters were used in connection with these sales and issuances. The sales and issuances of these securities were exempt from registration under the Securities Act of 1933 pursuant to Rule 701 promulgated thereunder on the basis that these securities were offered and sold either pursuant to a written compensatory benefit plan or pursuant to written contracts relating to compensation, as provided by Rule 701, or pursuant to Section 4(2) of the Securities Act of 1933 and the rules and regulations thereunder on the basis that the transactions did not involve a public offering. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act of 1933.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

 1.1     Form of Underwriting Agreement.
 3.1     Restated Certificate of Incorporation of the Registrant, as
         amended.
 3.2*    Form of Certificate of Amendment to Restated Certificate of
         Incorporation of the Registrant (to be effective upon
         effectiveness of this registration statement).
 3.3*    Form of Amended and Restated Certificate of Incorporation of
         the Registrant (to be effective upon completion of this
         offering).
 3.4     By-laws of the Registrant.
 3.5*    Form of Amended and Restated By-laws of the Registrant (to be effective upon completion of this offering).
 4.1*    Specimen certificate for shares of common stock, $.00001 par value, of the Registrant.
 5.1*    Opinion of McDermott, Will & Emery as to the validity of the securities being offered.
10.1     Sixth Amended and Restated Stockholders' Agreement, dated
         June 16, 2000, between the Registrant and the Stockholders named therein, as amended.
10.2     Sixth Amended and Restated Registration Rights Agreement,
         dated June 16, 2000, between the Registrant and the
         Stockholders named therein, as amended.
10.3*    1996 Amended and Restated Stock Incentive Program.
10.4*    2000 Employee Stock Purchase Program.
10.5     Series E Convertible Preferred Stock Purchase Agreement,
         dated July 9, 1999, by and among the Registrant and the
         Purchasers named therein.
10.6     Series F Convertible Preferred Stock Purchase Agreement,
         dated January 14, 2000, by and among the Registrant and the
         Purchasers named therein.
10.7     Series G Convertible Preferred Stock Purchase Agreement,
         dated June 16, 2000, by and among the Registrant and the
         Purchasers named therein, as amended.

10.8     Agreement of Sublease, dated March 17, 2000, by and between
         Renaissance Worldwide, Inc. and the Registrant for the premises at 52 Second Avenue, Waltham, Massachusetts.
10.9     Plexus Comprehensive Professional Services Agreement, dated
         July 19, 2000, by and between the Registrant and Plexus
         Corp.
10.10**  SNMP Research International License Agreement, dated July
         20, 2000, by and between SNMP Research International and the Registrant.
21.1     Schedule of Subsidiaries of the Registrant.
23.1* Consent of McDermott, Will & Emery (included in Exhibit 5.1 hereto).
23.2     Consent of PricewaterhouseCoopers LLP.
23.3     Consent of Fish & Richardson, P.C.
24.1     Powers of Attorney (included on page II-6).
27.1     Financial Data Schedule (year ended December 31, 1999).
27.2     Financial Data Schedule (nine months ended September 30,
         2000).

------------
 * To be filed by amendment to this Registration Statement.

** Confidential treatment has been requested as to certain portions of this Exhibit pursuant to Rule 406 promulgated under the Securities Act of 1933. Such portions have been omitted and filed separately with the Securities and Exchange Commission.

     (b) Financial Statement Schedules

     All schedules have been omitted because they are not required or because the required information is given in the Financial Statements or Notes to those statements.

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waltham, Commonwealth of Massachusetts, on November 16, 2000.

                                          SITARA NETWORKS, INC.

                                          By: /s/ MALIK Z. KHAN
                                            ------------------------------------
                                              Malik Z. Khan
                                              Chairman, Chief Executive Officer
                                              and President

                               POWER OF ATTORNEY

     KNOWN ALL MEN BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints each of Malik Z. Khan, Michael Palin and Arthur Anderson such person's true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (or to any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act), and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that any said attorney-in-fact and agent, or any substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                     SIGNATURE                                 TITLE                     DATE
                     ---------                                 -----                     ----
                 /s/ MALIK Z. KHAN                   President, Chief Executive    November 16, 2000
---------------------------------------------------    Officer and Director
                   Malik Z. Khan
           (Principal Executive Officer)

                 /s/ MICHAEL PALIN                   Chief Financial Officer       November 16, 2000
---------------------------------------------------
                   Michael Palin
    (Principal Financial Officer and Principal
                Accounting Officer)

               /s/ MENACHEM ABRAHAM                  Director                      November 16, 2000
---------------------------------------------------
                 Menachem Abraham

                 /s/ JOSEPH ALSOP                    Director                      November 16, 2000
---------------------------------------------------
                   Joseph Alsop

                /s/ DAVID G. BROWN                   Director                      November 16, 2000
---------------------------------------------------
                  David G. Brown

                     SIGNATURE                                 TITLE                     DATE
                     ---------                                 -----                     ----
              /s/ EDWIN M. KANIA, JR.                Director                      November 16, 2000
---------------------------------------------------
                Edwin M. Kania, Jr.

                /s/ ARTHUR J. MARKS                  Director                      November 16, 2000
---------------------------------------------------
                  Arthur J. Marks

                /s/ MICHAEL J. ZAK                   Director                      November 16, 2000
---------------------------------------------------
                  Michael J. Zak

                                 EXHIBIT INDEX

 1.1     Form of Underwriting Agreement.

 3.1     Restated Certificate of Incorporation of the Registrant, as
         amended.
 3.2*    Form of Certificate of Amendment to Restated Certificate of
         Incorporation of the Registrant (to be effective immediately prior to the completion of this offering).
 3.3*    Form of Amended and Restated Certificate of Incorporation of
         the Registrant (to be effective upon completion of this
         offering).
 3.4     By-laws of the Registrant.
 3.5*    Form of Amended and Restated By-laws of the Registrant (to be effective upon completion of this offering).
 4.1*    Specimen certificate for shares of common stock, $.00001 par value, of the Registrant.
 5.1*    Opinion of McDermott, Will & Emery as to the validity of the securities being offered.
10.1     Sixth Amended and Restated Stockholders' Agreement, dated
         June 16, 2000, between the Registrant and the Stockholders named therein, as amended.
10.2     Sixth Amended and Restated Registration Rights Agreement,
         dated June 16, 2000, between the Registrant and the
         Stockholders named therein, as amended.
10.3*    1996 Amended and Restated Stock Incentive Program.
10.4*    2000 Employee Stock Purchase Program.
10.5     Series E Convertible Preferred Stock Purchase Agreement,
         dated July 9, 1999, by and among the Registrant and the
         Purchasers named therein.
10.6     Series F Convertible Preferred Stock Purchase Agreement,
         dated January 14, 2000, by and among the Registrant and the
         Purchasers named therein.
10.7     Series G Convertible Preferred Stock Purchase Agreement,
         dated June 16, 2000, by and among the Registrant and the
         Purchasers named therein, as amended.
10.8     Agreement of Sublease, dated March 17, 2000, by and between
         Renaissance Worldwide, Inc. and the Registrant for the
         premises at 52 Second Avenue, Waltham, Massachusetts.
10.9     Plexus Comprehensive Professional Services Agreement, dated
         July 19, 2000, by and between the Registrant and Plexus
         Corp.
10.10**  SNMP Research International License Agreement, dated July
         20, 2000, by and between SNMP Research International and the
         Registrant.
21.1     Schedule of Subsidiaries of the Registrant.
23.1*    Consent of McDermott, Will & Emery (included in Exhibit 5.1 hereto).
23.2     Consent of PricewaterhouseCoopers LLP.
23.3     Consent of Fish & Richardson, P.C.
24.1     Powers of Attorney (included on page II-6).
27.1     Financial Data Schedule (year ended December 31, 1999).
27.2     Financial Data Schedule (nine months ended September 30,
         2000).

------------
 * To be filed by amendment to this Registration Statement.

** Confidential treatment has been requested as to certain portions of this Exhibit pursuant to Rule 406 promulgated under the Securities Act of 1933. Such portions have been omitted and filed separately with the Securities and Exchange Commission.